Filed Pursuant to Rule 424(b)(1)
Registration No. 333-122159

8,000,000 American Depositary Shares

GRAVITY Co., Ltd.

Representing 2,000,000 Common Shares

        We are selling 5,600,000 ADSs, and the selling shareholders are selling 2,400,000 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders.

      Prior to this offering, there has been no public market for our common shares. Our ADSs have been approved for quotation on The Nasdaq Stock Market’s National Market, or Nasdaq, under the symbol “GRVY”.

      The underwriters have an option to purchase a maximum of 1,200,000 additional ADSs from us to cover over-allotments of the ADSs.

      Investing in our ADSs involves a high degree of risk. See “Risk Factors” on page 8.

							Proceeds to the
			Underwriting				selling
			discounts and		Proceeds to us		shareholders
	Price to public		commissions		before expenses		before expenses

Per ADS	US$	13.5000	US$	0.9450	US$	12.5550	US$	12.5550
Total	US$	108,000,000	US$	7,560,000	US$	70,308,000	US$	30,132,000

      Delivery of the ADSs will be made on or about February 11, 2005.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Daewoo Securities Co., Ltd.

CIBC World Markets
CLSA Asia-Pacific Markets

The date of this prospectus is February 7, 2005.

RAGNAROK EPISODE V
Juno - forgotten legacy of ancient era
유노-잊혀진 고대의 유산
RAGNAROK
http://www.ragnarok.co.kr

RAGNAROK
http://www.ragnarok.co.kr
BIBLE

ROSE ONLINE
Rush On Seven Episodes

ROSE ONLINE
Rush On Seven Episodes

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

DEALER PROSPECTUS DELIVERY OBLIGATION

      Until March 4, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

CERTAIN TERMS AND CONVENTIONS

      Unless the context otherwise requires, references in this prospectus to:

•	“Korea” or the “Republic” are to The Republic of Korea,

•	“Government” are to the government of the Republic,

•	“China” or the “PRC” are to the People’s Republic of China,

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China, and

•	“GRAVITY”, “we”, “us”, “our”, or “our company” are to GRAVITY Co., Ltd. and its subsidiaries.

      For your convenience, this prospectus contains translations of certain Won amounts into U.S. dollars at the noon buying rates of the Federal Reserve Bank of New York for Won in effect on September 30, 2004 which was W1,152.0 to US$1.00. On February 7, 2005, the noon buying rate was W1,029.0 to US$1.00. See “Exchange Rates”.

      Unless indicated otherwise or unless the context otherwise requires, the information in this prospectus gives effect to a 10-for-1 split of our common shares effected on December 25, 2003.

      Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD LOOKING STATEMENTS

      This document includes “forward-looking statements”. Forward-looking statements include statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this document are forward-looking statements.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. This document discloses, under the caption “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

      We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by law. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in these forward-looking statements.

ii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment in our ADSs. You should read the entire prospectus carefully, including “Risk Factors,” beginning on page 8, and the financial statements and notes thereto, beginning on page F-1, before making an investment decision.

Overview

      We are a leading developer and distributor of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users. We are based in Korea and our principal product, Ragnarok Online, is currently commercially offered in 19 markets, including Korea. Ragnarok Online recorded over 770,000 aggregate peak concurrent users (defined as the sum of the highest number of users simultaneously logged on to our games’ servers in each country) and over 400,000 average concurrent users (defined as the sum of the average number of users simultaneously logged on to our games’ servers in our key markets, which are Japan, Taiwan/Hong Kong, Thailand, China and Korea) during the third quarter of 2004. We also offer a number of mobile games, which are played using mobile phones and other mobile devices, participate in the production of a televised animation series, and license the merchandizing of character-related products based on our online games. We intend to diversify our online game offering by developing online games internally and publishing additional online games developed by third parties.

      We were incorporated as a company with limited liability under Korean law on April 4, 2000. In August 2002, we commercially launched our first massively multiplayer online role playing game, Ragnarok Online, which features two-dimensional characters in a three-dimensional background. We commercially launched R.O.S.E. Online, a three-dimensional massively multiplayer online role playing game, in Korea in January 2005, and plan to commence open beta testing of Requiem, a three-dimensional massively multiplayer online role playing game by late 2005 in one or more key markets. We are also internally developing Ragnarok Online 2, a three-dimensional sequel to Ragnarok Online, and expect to commence its open beta testing by early 2006.

      Our revenues and earnings, as well as the number of Ragnarok Online users, have grown significantly since the commercial launch of Ragnarok Online. Our revenues increased by 332.3% to W42,431 million (US$36,832 thousand) in 2003 from W9,816 million in 2002. In addition, our net income increased significantly to W14,669 million (US$12,734 thousand) in 2003 from a net loss of W496 million in 2002. Our revenues increased by 72.1% to W47,978 million (US$41,647 thousand) in the first nine months of 2004 from W27,877 million in the first nine months of 2003. In addition, our net income increased by 134.1% to W21,229 million (US$18,428 thousand) in the first nine months of 2004 from W9,069 million in the first nine months of 2003.

The online game industry

      According to Datamonitor, the global online game industry (which includes massively multiplayer online role playing games, casual online games and web games as discussed in “Our Industry”) generated US$1,995 million of subscription revenues in 2003 with Asia contributing approximately US$1,400 million or 70% of the total subscription revenues.

      According to IDC, in Asia, Korea is the largest online game market in terms of online game subscription revenues with an established online game culture and mature market characteristics. Taiwan is the second largest online game market in Asia with a high level of Internet users playing online games and well developed game content. While the growth rates have slowed in Korea and Taiwan in recent periods, China, the third largest online game market in the region, has a significant expected growth profile with online games becoming an important part of the mainstream entertainment medium. Japan is the fourth largest online game market in Asia with strong growth potential.

Competitive strengths

      We believe that our primary competitive strengths are:

•	Leading online game in multiple markets. Ragnarok Online’s success and appeal are demonstrated by our presence and leading market positions based on peak concurrent users in countries such as Japan, Taiwan and Thailand.

•	Early entrant in key online game markets. Due in part to our early entry in a number of key online game markets, Ragnarok Online has captured a large number of loyal users since its commercialization. Our established relationships with online game operators in several countries provide us with (i) ability to more effectively market and sell new online games and (ii) access to in-depth knowledge of local markets and user preference.

•	Capability to develop and source new online games, effectively market products and distribute products. We have an experienced game development team, including the majority of the original development team of Ragnarok Online, that is currently developing new in-house games to broaden our product offering. Our large game user base has allowed us to establish an online game community that gives us a natural and accessible audience to which we can market our new online games as well as cross-market our online game related-products. In addition, our robust game distribution capability with established relationships with local operators in 16 overseas markets is attractive to third party game developers who seek to increase their product exposure to key online game markets.

•	High quality customer service. We place a significant emphasis on technology, personnel and training to facilitate excellent customer service with customer service centers operating 24 hours a day, seven days a week to provide real-time assistance to our users via in-game bulletin boards, emails, telephone and facsimile.

Business strategy

      Our key strategic objective is to strengthen our competitive position and to be a leading developer and publisher of online games with a broad product offering and presence in multiple markets. Our business strategy principally consists of the following elements:

•	Maintain and strengthen competitive position in online games. We aim to maintain and strengthen the competitive position of our online games by continuing to upgrade game content and quality to satisfy user expectations. We, along with our overseas licensees, will continue to conduct marketing campaigns and online in-game events to increase the loyalty and playing time of our existing users and attract new users.

•	Continue to focus on international expansion. We plan to continue the expansion and penetration of our products in new overseas markets. Consistent with this strategy, we plan to commercialize Ragnarok Online in four to seven additional countries by the end of 2005. We believe that further geographic diversification will contribute to the growth and stabilization of our revenue streams.

•	Enhance development of proprietary games and publication of licensed games. We intend to offer a broader and more sophisticated game offering by developing and procuring additional games. We will continue to devote significant resources to the in-house development of our own games. Separately, we will also continue to focus on publishing online games licensed from third party developers to take advantage of our strong game distribution capability. For example, in December 2004, we signed a memorandum of understanding with Expotato Corporation, a third party game developer in Korea, to publish, market and offer “Come On Baby! Road Star”, an online casual racing action game. There can be no assurance, however, that this transaction will be completed.

•	Taking advantage of our current products for revenue diversification and growth. In order to continually diversify our revenue base, we intend to take advantage of our current products to expand into other related businesses, including mobile games, animation and game character-based merchandise businesses.

Challenges and risks

      We face numerous challenges and risks in our business, including the following:

•	As we currently depend on one product, Ragnarok Online, for substantially all of our revenues, our failure to develop or license additional games may materially and adversely affect our business, financial condition and results of operations.

•	In many of our markets, we license Ragnarok Online to overseas operators or distributors. Our reliance on third parties that we do not control exposes us to certain risks that we would not encounter if we were to operate or distribute directly in such markets. If our overseas licensees fail to perform their contractual obligations or suffer from management or other problems in their businesses, our business operations in overseas markets and our ability to collect royalty payments from such markets may be materially adversely affected.

•	If we are unable to consistently develop, acquire, license, launch, market or operate commercially successful online games, our business, financial condition and results of operations may be materially and adversely affected.

•	We operate in a highly competitive industry and compete against many large companies. If we fail to retain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our business objectives.

•	Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

      Prospective investors should carefully consider the risks described in “Risk Factors” before deciding to invest in us.

Contact information

      Our principal executive offices are located at Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul 135-894, Korea. Our telephone number is (822) 516-5438. We maintain a website at http://www.gravity.co.kr. Information contained in our website does not constitute part of this prospectus.

      Our service of process agent is Puglisi & Associates, located at 850 Liberty Avenue, Suite 204, Newark, Delaware 19711. Its telephone number is (302) 738-7210.

THE OFFERING

The offering	5,600,000 ADSs offered by us and 2,400,000 ADSs offered by the selling shareholders.

The selling shareholders	Mr. Jung Ryool Kim, one of our joint representative directors, and other selling shareholders. See “Principal and Selling Shareholders”.

The ADSs	Each ADS will represent one fourth of one common share, par value W500 per share. The ADSs will be evidenced by American depositary receipts, or ADRs. The depositary is The Bank of New York.

ADSs to be outstanding after this offering	27,795,600 ADSs. Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options.

Common shares to be outstanding immediately after this offering	6,948,900 common shares. The number of common shares that will be outstanding immediately after this offering excludes 271,000 common shares issuable upon exercise of outstanding stock options under our stock option plan and assumes no exercise of the underwriters’ over-allotment option.

Offering price	US$13.50 per ADS.

Use of proceeds	We expect the net proceeds from this offering to be approximately US$70 million assuming no exercise of the underwriters’ over-allotment option. The principal reason for this offering is to establish a public market for our common shares, facilitate our future access to public capital markets and obtain additional working capital to continue to grow our business. We anticipate using approximately W26 billion (US$23 million) for on-going and future game development, approximately W26 billion (US$23 million) for acquiring, licensing and publishing games developed by third party game developers; approximately W23 billion (US$20 million) for investing in enhancing our technological, marketing, distribution and service capabilities; and the balance of the net proceeds for general corporate purposes and working capital.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. See “Use of Proceeds”.

Listing	Our ADSs have been approved for quotation on Nasdaq under the symbol “GRVY”.

Over-allotment	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from us up to 1,200,000 ADSs solely to cover over-allotments. Unless we state otherwise, the information in this prospectus does not take into account the possible sale of these additional ADSs.

Trading market for common shares	Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares or ADSs, although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea.

Deposit or withdrawal of common shares	You may deposit common shares with the custodian for the depositary and obtain ADSs, and may surrender ADSs to the depositary and receive common shares, subject in each case to certain conditions. However, under current Korean law and regulations, the depositary is required to obtain our prior consent for a deposit to the extent that, after giving effect to the deposit, the total number of common shares on deposit would exceed the maximum amount previously approved by us. As of the date of this prospectus, such maximum amount approved by us is 2,000,000 shares, which is the total number of common shares representing the ADSs issued in this offering (assuming no exercise of the underwriters’ over-allotment option). After 180 days from the date of this prospectus, we expect to approve an increase in the maximum amount to 3,552,229 shares (assuming no exercise of the underwriters’ over-allotment option). If the underwriters’ over-allotment option is exercised, this maximum amount will be increased accordingly.

Common shares underlying the ADSs offered hereby may be withdrawn from the depositary facility established under the deposit agreement upon:

• the surrender of the ADSs, and

• the receipt by the depositary of proper instructions.

Voting rights	Subject to the provisions of the deposit agreement, you will be entitled to instruct the depositary how to vote the common shares underlying the ADSs. However, you will receive our voting materials and a solicitation of voting instructions only if we request the depositary to send those materials to you. It is our current intention to request the depositary to do so.

Dividends	We have not paid a dividend on our share capital since inception and any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, as well as other factors our board of directors deem relevant. We have no intention to pay dividends in the near future.

Lock-up	We, all of our directors and officers, and the selling shareholders holding in the aggregate 91.11% of our common shares outstanding as of the date hereof (64.12% of our common shares outstanding immediately after this offering), have agreed with the underwriters that, without the prior consent of Credit Suisse First Boston LLC, subject to certain exceptions, neither we nor they will, for a period of 180 days following the date of this prospectus, offer, sell or contract to sell any of our ADSs or common shares or any economic interests therein. See “Underwriting”.

Risk factors	For a discussion of certain factors that should be considered in evaluating an investment in our ADSs, see “Risk Factors” beginning on page 8 of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

      The balance sheet data as of December 31, 2002 and 2003, and September 30, 2003 and 2004, and the statement of operations data for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, are derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The balance sheet data as of December 31, 2001 is derived from our audited financial statements and related notes, which are not included in this prospectus.

      These audited financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States. The information set forth below is not necessarily indicative of the results that should be expected for future periods and the results for the interim periods are not necessarily indicative of the results of operations to be expected for the full year. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

									As of and for the nine months ended
	As of and for the years ended December 31,								September 30,

	2001		2002		2003		2003(1)		2003		2004		2004(1)

							(unaudited)						(unaudited)

	(in millions of Won and thousands of US$, except share and per share data,
	operating data and percentages)
Statement of operations:
Total revenues	W	167	W	9,816	W	42,431	US$	36,832	W	27,877	W	47,978	US$	41,647
Cost of revenues		—		1,735		6,866		5,960		4,800		7,480		6,493

Gross profit		167		8,081		35,565		30,872		23,077		40,498		35,154
Operating expenses:
Selling, general and administrative		354		4,956		11,115		9,648		7,387		10,157		8,817
Research and development		718		815		1,597		1,386		686		1,435		1,246

Operating income (loss)		(905)		2,310		22,853		19,838		15,004		28,906		25,091
Other income (expense)		(3)		(2,339)		(5,649)		(4,903)		(4,556)		(3,562)		(3,091)

Income (loss) before income tax expenses, minority interest, and losses from equity method investee		(908)		(29)		17,204		14,935		10,448		25,344		22,000
Income tax expenses		—		467		2,535		2,201		1,379		3,976		3,451

Income (loss) before minority interest and losses from equity method investee		(908)		(496)		14,669		12,734		9,069		21,368		18,549
Minority interest		—		—		—		—		—		17		14
Equity in loss of related joint venture		—		—		—		—		—		(156)		(135)

Net income (loss)	W	(908)	W	(496)	W	14,669	US$	12,734	W	9,069	W	21,229	US$	18,428

Earnings per share:
Basic and diluted per share	W	(492)	W	(148)	W	2,859	US$	2.48	W	1,818	W	3,826	US$	3.32
Basic and diluted per ADS
Weighted average number of shares outstanding (basic and diluted)		1,846,575		3,355,616		5,130,895		5,130,895		4,990,029		5,548,900		5,548,900
Balance sheet data:
Cash and cash equivalents	W	1,820	W	560	W	5,405	US$	4,692	W	1,589	W	12,577	US$	10,918
Total current assets		2,383		7,425		17,304		15,021		12,217		28,043		24,344
Property and equipment, net		522		2,254		5,694		4,943		4,451		15,401		13,369
Total assets		3,055		11,509		28,765		24,970		22,866		51,076		44,338
Total current liabilities		1,123		7,677		9,051		7,857		8,341		8,359		7,257
Total liabilities		2,912		11,772		10,945		9,500		10,680		12,004		10,421
Total shareholders’ equity		143		(263)		17,820		15,470		12,186		39,072		33,917
Selected operating data and financial ratios:
Aggregate peak concurrent Ragnarok Online users(2)		—		200,150		597,615		597,615		498,888		774,713		774,713
Average concurrent Ragnarok Online users(3)		—		79,364		252,457		252,457		221,972		401,232		401,232
Gross profit margin(4)		100.0%		82.3%		83.8%		83.8%		82.8%		84.4%		84.4%
Operating profit margin(5)		N/M		23.5		53.9		53.9		53.8		60.2		60.2
Net profit margin(6)		N/M		(5.1)		34.6		34.6		32.5		44.2		44.2

N/ M = not meaningful

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of W1,152.0 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

(2)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(3)	The number of average concurrent Ragnarok Online users in a given period represents the total of the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution, in which Ragnarok Online is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(4)	Gross profit margin is calculated as gross profit divided by total revenues.

(5)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

(6)	Net profit margin is calculated as net income (loss) divided by total revenues.

RISK FACTORS

      An investment in the ADSs representing our common shares involves a number of risks. You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before making an investment in our ADSs.

Risks related to our business

We currently depend on one product, Ragnarok Online, for substantially all of our revenues.

      Substantially all of our revenues are currently derived from a single product, Ragnarok Online. In the first nine months of 2004, we derived approximately 95.7% of our revenues from Ragnarok Online. We expect to continue to derive a substantial majority of our revenues from Ragnarok Online through at least 2005. Failure by us to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully enter new markets could reduce Ragnarok Online’s user base, decrease its popularity, or reduce revenues generated from it and materially and adversely affect our business, financial condition and results of operations.

We depend on license fees and royalty payments from our overseas licensees for a substantial portion of our revenues.

      In markets other than Korea, the United States and Canada, we license Ragnarok Online to overseas operators or distributors from whom we receive license fees and royalty payments based on a percentage of such operators’ revenues from Ragnarok Online pursuant to license arrangements. Such overseas license fees and royalty payments represented 53.7% of our revenues in 2003 and 68.9% of our revenues for the first nine months of 2004. During the year ended December 31, 2003 and the nine months ended September 30, 2004, we derived 22.8% and 27.9% of our total revenues from GungHo Online Entertainment Inc., our licensee in Japan. During the year ended December 31, 2003 and the nine months ended September 30, 2004, we derived 20.3% and 23.0% of our total revenues from Soft-World International Corporation, our licensee in Taiwan. Deterioration in financial condition or adverse developments in the results of operations of our overseas licensees may materially and adversely affect our business, financial conditions and results of operations.

In many of our markets, we rely heavily on our overseas licensees to operate and distribute our games.

      We rely on our overseas licensees for substantially all aspects of our overseas operations, including:

•	holding the required government licenses for the operation and distribution of our games,

•	publishing, advertising and marketing our games,

•	establishing the pricing of our games after consultation with us,

•	owning and operating the server network and other aspects of game management and maintenance,

•	providing customer service and trouble-shooting,

•	maintaining network security and providing back-up for game data and software, and

•	billing and collecting subscription fees from users and remitting royalty payments to us.

      Under the license arrangements, our overseas licensees may operate or publish other online games developed or offered by our competitors. Therefore, our overseas licensees may devote greater time and resources to marketing their proprietary games or those of our competitors than to ours.

      Our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may have a material adverse effect on our business, financial condition and results of operations.

      Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games, after deducting certain expenses. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 30 to 45 days following the end of each month. Online payment systems in China and certain other countries are still in a developmental stage and are not as widely available or used. Payment for online game services in these countries typically take the form of prepaid cards sold in Internet cafés, convenience stores and other distribution channels. Some of our overseas licensees rely heavily on a multilayer distribution and payment network composed of third party distributors for sales to, and collection of payments from, users. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations.

      Our reliance on third parties that we do not control exposes us to certain risks that we would not encounter if we were to operate or distribute directly in such markets. If our overseas licensees fail to perform their contractual obligations or suffer from management or other problems in their businesses, our business operations in overseas markets and our ability to collect royalty payments from such markets may be materially and adversely affected. We may not be able to easily terminate our license agreements with our overseas licensees as these agreements do not specify particular financial or performance criteria that need to be met by our licensees. As our overseas licensees generally have the exclusive right to distribute our games in their respective markets typically for a term of two years, we may not be able to enter into a new license agreement in a particular country for the term of the agreement unless it is terminated earlier. In general, we may not unilaterally terminate our license agreements.

If we are unable to consistently develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

      In order to maintain our growth and profitability, we must continually develop or publish commercially successful new online games in addition to Ragnarok Online that will retain our existing users and attract new users. To date, we have acquired an exclusive license from a third party developer to distribute R.O.S.E. Online and are internally developing Requiem and Ragnarok Online 2, a sequel to Ragnarok Online. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to continue as paying subscribers after the completion of the free open beta testing stage, all of which are difficult to predict prior to a game’s development and introduction. Developing games internally requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of products with the latest technological features. In order to succeed, we must acquire, license or develop promising games at an acceptable cost and ensure technical support for the successful operation of such games. The online game publishing market is highly competitive and we may not be able to acquire or license promising games at an acceptable cost. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful online games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing or marketing costs, and our future business, financial condition and results of operations will be materially and adversely affected.

We operate in a highly competitive industry and compete against many large companies.

      There are many companies in the world, including over 100 companies in Korea alone, that are dedicated to developing and/or operating online games. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the massively multiplayer online role playing game industry vary in size from small companies to very large companies with dominant markets shares such as NCsoft and Shanda. We also compete with online casual game and game portal companies such as NHN, Nexon and CJ Internet. In addition, we may face stronger competition from console game companies, such as Sony, Microsoft, Electronic Arts, Nintendo and Sega, many of which have announced their intention to expand their game services and offerings over broadband Internet. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our or third-party game developers to the same degree as certain of our competitors.

      As the online game industry in many of our markets is relatively new and rapidly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic relationships with larger, longer-established and better-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. Increased competition in the online game industry in our markets could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea and Taiwan, growth of the market for online games has slowed while competition continues to be strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business.

      We have a limited operating history upon which you can evaluate our business and prospects. Our business was established in April 2000 but Ragnarok Online was commercially introduced in August 2002. Our senior management and employees have worked together at our company for a relatively short period of time, including as a result of frequent changes in senior management to date. In addition, the online game industry, from which we derive substantially all of our revenues, is a relatively new industry. The first massively multiplayer online role playing game in Korea was developed and distributed by one of our competitors in 1998. Since then, only a limited number of companies have successfully commercialized such online games on an international scale. You must consider our business prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

Rapid technological change may adversely affect our future revenues and profitability.

      The online game industry is subject to rapid technological change in areas including hardware, software and content programming. We need to anticipate the emergence of new technologies and games, assess their likely market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or operations could render our current or future games obsolete or unattractive to our subscribers, thereby limiting our ability to recover game-related development, acquisition or licensing costs and potentially materially and adversely affecting our business, financial condition and results of operations.

If we fail to retain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our business objectives.

      In order to meet our business objectives and maintain our competitiveness in the future, we will need to continue to attract and retain skilled and experienced online game developers and other key personnel. We rely on the collective efforts of our game development teams led by the following officers: (i) for Ragnarok

Online, Jae Woo Ahn, Min Soo Lee, Sang Gil Hong, Myung Shin Lee and Dae Hee Chung, (ii) for Ragnarok Online II, Young Woo Park, Shin Seok Kang, Suk Ho Chung and Byung Chan Hwang, and (iii) for Requiem, Sang Jin Woon, Yong Ho Chang, Yong Kang, Sang Chin Park and Ju Young Roh. While certain of our current senior technical officers or staff members are bound by non-competition agreements for six months after termination of employment with us, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain or replace key personnel. Since our inception in April 2000, our chief executive officer has changed on four occasions and several other executive officers have also changed. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.

      Our current and future games may contain errors or flaws, which may become apparent only after their release. In addition, our online games are developed using programs and engines developed by and licensed from third party vendors, which may include programming errors or flaws over which we have no control. If our users have a negative experience with our games related to or caused by undetected programming errors or flaws, they may be less inclined to continue or resume subscriptions for our games or recommend our games to other potential users. Undetected programming errors and game defects can also harm our reputation, cause our users to cease playing our games, divert our resources or delay market acceptance of our games, any of which could materially and adversely affect our business, financial condition and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks could harm our business.

      Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure, whether maintained by us or by our overseas licensees, may cause significant harm to our reputation and our ability to attract and maintain users. Major risks relating to our network infrastructure include:

•	any breakdowns or system failures, including from fire, flood, earthquake, typhoon or other natural disasters, power loss or telecommunications failure, resulting in a sustained shutdown of all or a material portion of our servers;

•	any disruption or failure in the national or international backbone telecommunications network, which would prevent users in certain countries in which our games are distributed from logging onto or playing our games for which the game servers are all located in other countries; and

•	any security breach caused by hacking, loss or corruption of data or malfunctions of software, hardware or other computer equipment, and the inadvertent transmission of computer viruses.

      From time to time, we detect users that gain an unfair advantage by modifying Ragnarok Online execution files saved on the users’ computers to facilitate progression of game characters. Unauthorized character manipulation may negatively impact the image and users’ perception of Ragnarok Online and could limit our growth. In addition, the number of Ragnarok Online users may be reduced since the deletion of unauthorized character enhancements requires the affected users to restart with a new character at the beginner level and may cause them to cease playing Ragnarok Online.

      Any of the foregoing factors that could interrupt the availability of our games or deteriorate the actual or perceived quality of access to our games, which could reduce our users’ satisfaction and harm our business.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

      We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may materially and adversely affect our business and reputation.

      We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. For example in April 2003 we discovered that the server-end software of Ragnarok Online was unlawfully released into Korea, China and the United States. The software piracy enabled unauthorized third parties to set up local server networks to operate Ragnarok Online, which may have resulted in a diversion of a significant number of paying subscribers. Since then, we have designated certain employees to be responsible for detecting these illegal servers and reporting them to the relevant enforcement authority in Korea in charge of crimes on the Internet. In overseas markets, we cooperate with and rely on our overseas licensees to seek enforcement actions against operators of illegal free servers. We may incur considerable costs in the future to remedy software piracy and to enforce our rights against the operators of unauthorized server networks.

      The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement procedures of Korea, Japan, Taiwan, Thailand, China and certain other countries in which our games are distributed are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may be subject to future intellectual property rights claims, which could result in substantial costs and diversion of our financial and management resources.

      We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially disrupt the conduct of our business.

      Certain of our employees were recruited from other online game developers, including certain of our current or potential competitors. To the extent these employees have been and are involved in the development of our games similar to the development in which they have been involved at their former employers, we may become subject to claims that such employees or we have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

The discontinuation of any of the preferential tax treatments currently available to us in Korea could materially and adversely affect our business, financial condition and results of operations.

      Under Korean law and regulations, a small- and medium-sized venture company may be entitled to enjoy a preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rates for the year in which it first generates taxable income and the following five years if such company satisfies a number of financial and non-financial criteria, including the maintenance of its status as a designated venture company. In 2003, when we first generated taxable income, we qualified for the preferential tax treatment and enjoyed the 50% reduction in corporate income tax rates, and we expect to continue to qualify for this preferential treatment in 2004. In 2004, our applicable corporate income tax rate (including resident surtax) is expected to be 14.85% after the 50% reduction. A company that engages in data processing or computer related businesses, including us, may qualify as a small- and medium-sized enterprise under the Framework Act on Small-and Medium-Sized Enterprises if, among other things, (i) we hire less than three hundred full-time employees or (ii) our total revenue does not exceed W30 billion (US$26 million). In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it will continue to enjoy its status as a small- and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprises. Accordingly, we will continue to qualify as a small- and medium-sized company through 2007 if we do neither of those things. However, after 2004, we may not be able to qualify for the preferential tax treatment because our status as a designated venture company is subject to renewal in 2005 and there is no guarantee that we will so qualify based on the non-financial criteria, which involve a relatively subjective determination by the regulatory authority as to whether we possess a “superior innovative technological ability”. A designated venture company, including us, must qualify every two years based on the evaluation described above. Accordingly, our tax rate may increase substantially. If we did not enjoy this preferential tax treatment during the nine months ended September 2004, the estimated increase in taxes payable by us would have been W1,226 million (US$1,064 thousand) on a cash basis, and the estimated increase in our income tax expense would have been W1,979 million (US$1,718 thousand). The discontinuation of this preferential tax treatment could materially and adversely affect our net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Income tax expenses”.

Our limited resources may affect our ability to manage our growth.

      Our growth to date has placed, and the anticipated further expansion of our operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls as well as our reporting systems and procedures, which will especially be the case once we become a public company after this offering. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategies.

      We are pursuing a number of growth strategies, including the following:

•	distributing games developed in-house,

•	publishing games acquired from third parties or developed by third parties through licensing arrangements,

•	offering our games in countries where we currently have little or no presence,

•	expanding into games offered over other platforms, such as game consoles,

•	taking advantage of our popular online games to strengthen our other lines of businesses, such as mobile games, animation and character merchandising, and

•	selectively pursuing acquisitions of, investments in, or joint ventures with, game development companies, technologies and personnel that are complementary to our existing business if the opportunity arises.

      We cannot assure you that we will be successful in any of these strategies. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. Our growth potential in many of the markets in which Ragnarok Online is currently distributed or which we intend to enter may be limited since the penetration rate for personal computers is relatively low and the cost of Internet access relative to the per capita income is higher in such markets when compared to some of our principal markets such as Korea and Japan. If we decide to pursue acquisitions, investments or joint ventures to achieve growth, the success of such acquisitions, investments or joint ventures will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete such acquisitions, joint ventures or investments. In certain cases, we may have liabilities that exceed the percentage of our investments, including our interest in a joint venture and may be bound by the decisions of our joint venture partners or other controlling shareholders of our investee companies that we do not necessarily agree with. We cannot be certain that any particular acquisition, investment or joint venture will produce the intended benefits on a timely basis or at all. For example, in May 2003, we invested W1 billion (US$0.9 million) in cash in an online game portal business. Due to poor performance by the investee company, we sought to nullify the investment arrangement in December 2003 and recovered W223 million (US$194 thousand) in cash and recorded the remaining W777 million (US$674 thousand) as an impairment loss. In addition, we may not be able to renew licenses from our licensors at an acceptable cost in a timely manner or at all or obtain from the licensors the technical support necessary for the satisfactory operation of these games. If we are unable to successfully implement our growth strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

We have limited business insurance coverage in Korea.

      The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. During the year ended December 31, 2003 and the nine months ended September 30, 2004, we derived 38.8% and 22.4% of our total revenues from Korea. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.

      Generally, the Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.

      We believe that we are engaged primarily and directly in the businesses of providing online game services, that less than 40% of the fair market value of our assets is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the Investment Company Act. However, in the future we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

      The Investment Company Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

We may be considered a passive foreign investment company, which could lead to additional taxes for you.

      Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax law and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically for any taxable year, we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in the taxable year is passive income or (ii) the average percentage of our assets by value in the taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares or ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Although at this time, we cannot provide assurance as to the actual amount of our passive income or passive assets we recorded in 2004, we believe that, for purposes of determining whether we were a PFIC in 2004, (i) no more than 35% of our gross income was passive income and (ii) based on the average of the fair market value of our assets as of the end of each quarter in 2004, the average percentage of our assets, by value, which produce passive income or are held for the production of passive income was no more than 10%. However, the determination of whether we are a PFIC is made annually and it is possible that we may become a PFIC in 2005 or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our ADSs or shares, you could be subject to adverse U.S. tax consequences.

Risks related to our regulatory environment

Our operations are subject to the regulation of the Internet in certain of the countries in which our games are distributed, such as Korea, China, Taiwan, Japan and Thailand, the impact of which is difficult to predict.

      The regulatory and legal regimes in nearly all of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate, among other things, the social, political and financial risks relating to the online game industry. However, in many of our key markets, such as Korea, China, Taiwan and Thailand, the legislators and regulators have, either through public announcements or press releases, indicated their intention to implement laws, rules or regulations regulating and restricting this industry, which include laws or regulations relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. In some of these countries, distribution of information over the Internet and electronic commerce are currently under legal and regulatory review. Other countries in which our games are distributed or which we intend to enter may adopt similar laws and regulations. The impact of such laws and regulations on our business and results of operations is difficult to predict. However, as we might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business and results of operations.

Our online games may be subject to governmental restrictions or rating systems, which could delay or prohibit the release of new games or reduce the existing and potential range of our user base.

      Legislation is periodically introduced in many of the countries in which our games are distributed to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. For instance, Korean law requires online game companies to obtain rating classifications and implement procedures to restrict the distribution of online games to certain age groups. Similar mandatory rating systems and other regulations affecting the content and distribution of our games have also been adopted or are under review in Taiwan, China, the United States and other markets for our online games. In Thailand, the Thai government has strengthened regulations by setting restricted hours for children under 18 years of age and may introduce additional measures for regulating online game operators. For example, a government minister recently announced a plan to impose additional taxes on online game operators. In the future, we may be required to modify our games or alter our marketing strategies to comply with new governmental regulations or new ratings assigned to our current or future games that may call for restrictions or modifications to our game content or features, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our user base. Moreover, uncertainties regarding governmental restrictions or rating systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business.

The legal systems in some of the countries where our games are distributed have uncertainties which could limit the legal protections available to us.

      The laws, regulations and legal requirements in many of the countries in which our games are distributed are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. We cannot predict the effect of future developments in the legal systems in these countries, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. If the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may in the future seek to reduce royalties and license fees, which may materially and adversely affect our licensee’s business and our results of operations and financial condition.

If the ROC Consumer Protection Commission imposes additional regulatory burdens on our licensee in Taiwan, our licensee in Taiwan may require us to reduce the license fee or royalties, or share the cost of regulatory compliance.

      During the year ended December 31, 2003 and the nine months ended September 30, 2004, we derived 20.3% and 23.0% of our total revenues from our licensee in Taiwan. As a result of increasing disputes between the online game companies and consumers in Taiwan, the ROC Consumer Protection Commission of the Executive Yuan may promulgate certain standard provisions that must be included in a consumer contract that online game companies must use in order to operate or a model consumer contract that online game companies are encouraged to adopt. If these standard provisions or model consumer contract are implemented, the cost of regulatory compliance may significantly increase for our Taiwanese licensee. Our Taiwanese licensee may in the future seek to reduce royalties and license fees, which may materially and adversely affect our licensee’s business and our results of operations and financial condition.

Our business may be adversely affected by complexities, uncertainties and changes in law and regulations of China regulating Internet companies and businesses operating in China, including those related to online games.

      During the year ended December 31, 2003 and the nine months ended September 30, 2004, we derived 4.2% and 4.5% of our total revenues from our licensee in China. The Chinese government, through various regulatory authorities, heavily regulates the Internet sector, which includes the online game industry. These laws and regulations include the following:

•	restrictions on content on the Internet, including restriction on distribution of online games containing content that purports to propagate obscenity, gambling or violence, instigate crime, undermine public morality or the cultural traditions of China, or compromise state security or secrets;

•	license and permit requirements for companies in the Internet industry, including for importing and operating online games, from various regulatory authorities; and

•	restrictions on and supervision of Internet cafés, including closing of unlicensed Internet cafés and requiring installation of security software to prevent access to subversive sites.

      In addition, there are uncertainties in the interpretation and application of existing Chinese laws, regulations and policies regarding the businesses and activities of Internet companies and businesses in China, including those related to our online games. Any violations of the foregoing laws and regulations as well as other laws and regulations to be introduced in the future could materially and adversely affect the business and results of operations of our Chinese licensee and us.

Restrictions on currency exchange in certain of the countries in which our games are distributed may limit our ability to receive and remit revenues effectively.

      The governments in certain countries, including Taiwan, Thailand and China, in which our games are distributed, impose controls on the convertibility of the local currency into foreign currencies and, in some cases, the remittance of currency outside of their countries. Under current foreign exchange control regulations, shortages in the availability of foreign currency may restrict the ability of our overseas licensees to pay license fees and royalties to us in U.S. dollars. Restrictions on our ability to receive license fees, royalties and other payments from our overseas licensees would adversely affect our financial condition and liquidity.

Restrictions on currency exchange in Korea in certain emergency circumstances may limit our ability to utilize effectively revenues generated in the Korean Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.

      The existing and any future restrictions on currency exchange in Korea, including Korean exchange control regulations, may restrict our ability to convert the Korean Won into foreign currencies under certain emergency circumstances, such as an outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances, difficulties in Korea’s international balance of payments and international finance and obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies of Korea. Such restrictions may limit our ability to utilize effectively revenues generated in the Korean Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.

Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties could adversely affect our net income.

      To the extent we derive revenues from countries other than Korea, we may be subject to income withholding in those countries. Income tax expenses include such withholding taxes. Withholding of such taxes is done by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty may apply. Under the Corporation Tax Law of Korea, we are entitled to, and recognize, a tax credit computed based on the amount of income withheld overseas when filing our income tax return in Korea, up to a limited amount. Accordingly, the amount of taxes withheld overseas may be offset against tax payable in Korea. Adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas could adversely affect our net income.

Risks related to our market environment

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

      Our future performance will depend in large part on the future economic growth of our key markets. Adverse developments in such markets may have an adverse effect on the number of our subscribers and results of operations, which could have a material adverse effect on our business.

      A deterioration in the economies of the countries in which our games are distributed can also occur as a result of a deterioration in global economic conditions. The worldwide economy has experienced periods of economic weakness since the beginning of 2001, which has been exacerbated by the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq and terrorist attacks and threats across the globe (including Korea), rising oil prices and the economic impact of Severe Acute Respiratory Syndrome, or SARS, a highly contagious form of atypical pneumonia. In addition, if investors perceive that there is a crisis in the region, such as due to SARS or economic difficulties similar to those that Asian economies experienced in the late 1990s, companies and economies in that region may be adversely effected irrespective of their economic soundness.

      Any future deterioration in global economic conditions, or a significant adverse change in politics and economies in Asia or a loss of investor confidence in the financial systems of emerging and other markets could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.

      For the nine months ended September 30, 2004, approximately 77.6% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and Europe, the revenues generated by our licensees in those markets are denominated in local currencies, which include the NT dollar, the Baht and the Renminbi. Depreciation of these local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

      While we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily the U.S. dollar, the Japanese Yen and the Euro, substantially all of our costs are denominated in the Korean Won. Our financial statements are also prepared and presented in the Korean Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, where such payments are received up to 45 days after the record date). Appreciation of the Korean Won against these foreign currencies during this period will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations.

      To date, we have not engaged in any foreign currency hedging activities to reduce our exposure to exchange rate fluctuations. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner or at all.

Risks related to specific countries in which our products are distributed

      We are incorporated and headquartered in Korea, and derived 22.4% of our revenues for the nine months ended September 30, 2004 from our operations in Korea. In addition, for the first nine months of 2004, we derived an aggregate of 63.7% of our revenues from Japan, Taiwan, Thailand and China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political, legal and regulatory conditions and developments in these countries.

Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of potential users.

      According to the 2004 report issued by the Korean Game Development and Promotion Institute, or KGDI, the number of active Internet cafés in Korea has declined since 2002. Intensifying competition and more widespread availability of personal computers, or PCs, in homes in Korea could trigger further declines in the number of Internet cafés. Future reductions in the number of Internet cafés operating in Korea could adversely affect our ability to target a core group of potential users.

Increased tensions with North Korea could adversely affect us.

      Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of North Korea’s admission in October 2002 to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994. In response, the United States, Japan, Korea and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, or IAEA, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February and June 2004, six-party talks were held in Beijing, China. In June 2004, the third round of the six-party talks resumed in Beijing, which ended with an agreement by the parties to hold further talks by the end of September 2004, which failed to take place as planned.

      The Korean government recently disclosed, in connection with reporting requirements pursuant to the additional NPT protocol Korea entered into in February 2004 that certain experiments involving uranium enrichment, extraction of plutonium and production of natural uranium metal were conducted in the past by Korean scientists. At the end of August 2004 and in September 2004, the IAEA sent an inspection team to Korea to verify this and other related information. The inspectors are expected to report the results of their inspection to the IAEA by November 2004. North Korea has reportedly stated that it would not participate in six-party talks aimed at ending its nuclear weapons programs unless Korea’s nuclear experiments are fully investigated, and that it will not dismantle its nuclear program until the United States changes its hostile policy. The fourth round of six-party talks scheduled to take place in September 2004 were postponed due to North Korea’s refusal to participate. There can be no assurance that the level of tensions will not escalate. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could hurt our business, financial condition and results of operations.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.

      The government of China asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The government of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On December 31, 2003, the Republic of China Referendum Law was promulgated allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan comes under military attack from a foreign power and its sovereignty is threatened. On March 19, 2004, Taiwan’s incumbent president was injured in an assassination attempt, and the next day narrowly won a majority of votes in Taiwan’s presidential election. The incumbent president was sworn into office for a second term on May 20, 2004 after a vote recount resulting from a legal challenge to the election results filed by the opposition party. The High Court of Taiwan ruled in two different lawsuits against the opposition party in November and December 2004, against which the opposition party announced its intention to appeal. During the year ended December 31, 2003 and the nine months ended September 30, 2004, we derived 20.3% and 23.0% of our total revenues from our licensee in Taiwan. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

The economic, political and social conditions, as well as government policies in China, could adversely affect our operations in China.

      During the year ended December 31, 2003 and the nine months ended September 30, 2004, we derived 4.2% and 4.5% of our total revenues from our licensee in China. While the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our licensees.

      The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Risks related to this offering

There has been no prior market for our common shares or ADSs and this offering may not result in an active or liquid market for our ADSs.

      Our common shares are not listed on any stock exchange or organized trading market, including in Korea. Prior to this offering, there has not been a public market for our common shares and ADSs although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea. While our ADSs have been approved for quotation on Nasdaq, we cannot provide assurance that an active or liquid public market for our ADSs will develop or be sustained. The initial public offering price of the ADSs will be determined through negotiations between us, the selling shareholders and the underwriters, and it may not necessarily be indicative of the market price after this offering is complete. You may be unable to resell your ADSs at or above the initial public offering price and, as a result, you may lose all or part of your investment. The price at which the ADSs will trade after this offering will be determined by the marketplace and may be influenced by many factors, including:

•	our financial results;

•	the history of, and the prospects for, us and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues and cost structures;

•	the present state of our development; or

•	the valuation of publicly traded companies that are engaged in business activities similar to ours.

      In addition, Nasdaq has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. As a result, investors in our ADSs may experience a decrease in the value of our ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of our senior management, and if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

      Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

      There will be 6,948,900 common shares (equivalent to 27,795,600 ADSs) outstanding immediately after this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. All of the ADSs sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All or a portion of the 1,552,229 common shares outstanding immediately after this offering, representing 22.34% of the total outstanding common shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option) and held by individual shareholders who are not our “affiliates” as that term is defined in Rule 144 under the Securities Act, may be unrestricted and may be freely tradable without restriction under the Securities Act. Mr. Jung Ryool Kim, one of our joint representative directors and our largest shareholder, beneficially owns 3,854,094 shares, or 69.46% of our total shares issued and outstanding as of the date hereof, is selling 457,423 shares in this offering. No other shares are being registered for resale by him under the Securities Act. The 3,396,671 common shares outstanding and beneficially owned by Mr. Jung Ryool Kim immediately after this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may not be sold in the United States to U.S. persons in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

      In connection with this offering, we, certain shareholders holding in the aggregate 64.12% of our common shares outstanding immediately after this offering, and our directors and executive officers have agreed, subject to specified exceptions, not to sell any of our common shares, ADSs or similar securities for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by these shareholders or the availability of these securities for future sale will have on the market price of our ADSs.

Mr. Jung Ryool Kim, one of our joint representative directors and our largest shareholder, will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

      Upon completion of this offering, Mr. Jung Ryool Kim, one of our joint representative directors and our largest shareholder, will beneficially own, in the aggregate, approximately 48.88% of our outstanding common shares, or approximately 46.86% if the underwriters exercise their option to purchase additional ADSs in full. As a result, Mr. Kim will be able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power could delay or prevent an acquisition of us on terms that other shareholders may desire. Mr. Kim will also have the power to prevent or cause a change in control. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in Korea may not be as extensive as those in the United States, and the ability to assert shareholder rights may be comparatively limited. Mr. Kim owns our corporate headquarters building which we lease from him on a monthly basis.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

      If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their common shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$9.76 per ADS, representing the difference between our pro forma net tangible book value per ADS as of September 30, 2004 after giving effect to this offering, and the initial public offering price of US$13.50 per ADS.

The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

      Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in significant and irreparable injury to the company or to apply to the court for reorganization in the case of an insolvency and (iv) 20 percent to block a share exchange approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the concept of “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a U.S. corporation.

Any dividends paid on our common shares will be in the Korean Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.

      If and when we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars in connection with the deposit agreement. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you will receive from the depositary as dividends. Holders of ADSs may not receive dividends if the depositary does not believe it is reasonable or practicable to do so. In addition, the depositary may collect certain fees and expenses, at the sole discretion of the depositary, by billing the holders of ADSs for such charges or by deducting such charges from one or more cash dividends or other cash distributions from us to be distributed to the holders of ADSs.

Your ability to deposit or withdraw common shares underlying the ADSs into and from the depositary facility may be limited, which may adversely affect the value of your investment.

      Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	the aggregate number of common shares we have consented to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common shares will not be accepted for deposit unless (i) our consent with respect to such deposit has been obtained or (ii) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement.

      Under the terms of the deposit agreement, no consent is required if the common shares are obtained through a dividend, free distribution, rights offering or reclassification of such shares. Under the terms of the deposit agreement, we have consented to any deposit, provided that such deposit may be made only after 180 days from the date of this prospectus, to the extent that, after the deposit, the aggregate number of deposited common shares does not exceed 3,552,229 common shares (including common shares sold in the form of ADSs, assuming no exercise of the underwriters’ over-allotment option), or any greater number of common shares we determine from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that if the over-allotment option granted to the underwriters is exercised or in the case of any subsequent offer by us or our affiliates, the limit on the number of common shares on deposit shall not apply to such over-allotment or offer and the number of common shares issued, delivered or sold pursuant to the over-allotment or offer (including common shares in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of common shares so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity of the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common shares. As a result, if a holder surrenders ADSs and withdraws common shares, it may not be able to deposit the common shares again to obtain ADSs.

You may not be able to exercise preemptive rights or participate in rights offerings and may experience dilution of your holdings.

      The Korean Commercial Code and our articles of incorporation require us to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation.

      Such exceptions include offering of new shares:

•	through a general public offering,

•	to the members of the employee stock ownership association,

•	upon exercise of a stock option,

•	in the form of depositary receipts,

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea,

•	for the purpose of raising funds on an emergency basis,

•	as necessary for the inducement of technology, to certain companies under an alliance arrangement with us, or

•	by a public offering or subscribed for by the underwriters for the purpose of listing on the Korean public stock markets.

      Accordingly, if we issue new shares to non-shareholders based on such exception, a holder of our ADSs will be diluted. If none of the above exemptions is available under Korean law, we may be required to grant subscription rights when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the U.S. Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in us.

You will not be treated as our shareholder and you will not have shareholder rights such as the voting rights of a holder of common shares.

      As an ADS holder, we will not treat you as one of our shareholders and you will not have the rights of a shareholder. Korean law governs shareholder rights. The depositary will be the shareholder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

You would not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholders.

      In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

We may amend the deposit agreement and the ADRs without your consent for any reason and, if you disagree, your option will be limited to selling the ADSs or withdrawing the underlying securities.

      We may agree with the depositary to amend the deposit agreement and the American depositary receipts, or ADRs, without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, as of the date hereof, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

You may be subject to Korean withholding tax.

      Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the United States-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs. However, under the United States-Korea income tax treaty, the following holders are not eligible for such tax treaty benefits: (i) in case the holder is a United States corporation, if by reason of any special measures, the tax imposed on such holder by the United States with respect to such capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and 25% or more of the holder’s capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States and (ii) in case the holder is an individual, if such holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the holder’s ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or such holder is present in Korea for a period or periods of 183 days or more during the taxable year.

We have significant discretion as to how we will use the net proceeds of this offering and you may not necessarily agree with how we use them.

      The net proceeds to be received by us from this offering will be approximately US$70 million (approximately US$85 million if the over-allotment option is exercised in full). Our management may spend the net proceeds from this offering in ways you may not agree with or that do not yield a favorable return to our shareholders. We plan to use the net proceeds to us from this offering for on-going and future game development, acquiring, licensing and publishing games developed by third parties, general corporate purposes, working capital and other capital expenditures. See “Use of Proceeds”. However, our management will have discretion as to the actual application of our net proceeds. You are entrusting your funds to our management, upon whose judgment you must depend, for the specific uses we will make of the net proceeds from this offering.

We will incur increased costs as a result of being a public company.

      We are a foreign private issuer in Korea and operate in a business and cultural environment that is different from that of the United States. Unlike other Korean companies currently listed on NASDAQ, we are not a public company in Korea and, as such, have not been subject to any public disclosure or compliance requirements. After this offering, as a public company listed on Nasdaq, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 as well as new rules implemented by the Securities and Exchange Commission, or the SEC, and the NASD. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and officers or other offering participants, such as underwriters or experts, who are not U.S. persons.

      We are organized under the law of Korea, and all of our directors and officers reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. In addition, many of the underwriters and experts involved in this offering reside outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

EXCHANGE RATES

      Fluctuations in the exchange rate between the Korean Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Korean Won and the Korean Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

      In certain parts of this prospectus, we have translated Korean Won amounts into U.S. dollars for the convenience of the investors using noon buying rates. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the rate we used for the translation of Korean Won amounts as of and for the year ended December 31, 2003 and Korean Won amounts as of and for the nine months ended September 30, 2004 was W1,152.0 to US$1.00, which was the noon buying rate announced on September 30, 2004. The translation is not a representation that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Korean Won, expressed in Won per one U.S. dollar.

Years ended December 31,	Low		High		Average(1)		Period-end

	(Won per US$1.00)
2000	W	1,105.5	W	1,267.0	W	1,130.9	W	1,267.0
2001		1,234.0		1,369.0		1,292.0		1,313.5
2002		1,160.6		1,332.0		1,250.4		1,186.3
2003		1,146.0		1,262.0		1,192.1		1,192.0
2004		1,035.1		1,195.1		1,145.2		1,035.1
January		1,172.0		1,195.1		1,183.4		1,165.0
February		1,152.0		1,180.0		1,167.5		1,193.7
March		1,146.7		1,179.0		1,166.6		1,252.0
April		1,141.4		1,173.6		1,152.9		1,215.5
May		1,165.0		1,191.0		1,177.9		1,165.0
June		1,150.0		1,164.8		1,159.0		1,156.0
July		1,147.6		1,170.0		1,158.7		1,170.0
August		1,152.0		1,168.0		1,158.0		1,152.0
September		1,145.2		1,155.0		1,148.7		1,152.0
October		1,120.0		1,153.0		1,141.6		1,120.0
November		1,046.0		1,119.0		1,086.4		1,048.0
December		1,035.1		1,067.0		1,050.4		1,035.1
2005 (through February 7, 2005)		1,024.0		1,058.0		1,035.8		1,029.0
January		1,024.0		1,058.0		1,038.0		1,026.9
February (through February 7, 2005)		1,024.9		1,029.0		1,027.2		1,029.0

Source: Federal Reserve Bank of New York.

Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

USE OF PROCEEDS

      The net proceeds to us from the sale of the ADSs in this offering is expected to be approximately US$70 million, after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the net proceeds to us would be approximately US$85 million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

      The principal reason for this offering is to establish a public market for our common shares, facilitate our future access to public capital markets and obtain additional working capital to continue to grow our business. As of the date of this prospectus, we have not identified specific allocations for the net proceeds from this offering other than as discussed below. We anticipate using the net proceeds of this offering to be received by us as follows:

•	approximately W26 billion (US$23 million) for on-going and future game development;

•	approximately W26 billion (US$23 million) for acquiring licensing and publishing games developed by third party game developers;

•	approximately W23 billion (US$20 million) for investing in enhancing our technological, marketing, distribution and service capabilities; and

•	the balance of the net proceeds for general corporate purposes and working capital.

      The amounts and timing of our actual expenditures will depend on several factors, including the amount of cash generated or used by our ongoing operations. We have neither determined the timing of the expenditures nor the actual amounts to be expended in any specific area. Pending their use, we intend to invest the net proceeds in low-yielding bank deposits or other short-term securities which are not considered to be investment securities.

DIVIDEND POLICY

      Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

      Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, and payment of interim dividends, if any, will be made in the same year after approval by our board of directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. See “Description of Capital Stock — Dividends”.

      Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See “Taxation — Korean taxation — Dividends on the shares or ADSs”. The depositary will generally convert the Korean Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you.

CAPITALIZATION

      The following table sets forth, as of September 30, 2004:

•	our capitalization on an actual basis, and

•	our capitalization as adjusted to give effect to the issuance and sale of the ADSs (assuming no exercise of the over-allotment option) in this offering at US$13.50 per ADS, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto, included elsewhere in this prospectus.

	As of September 30, 2004

	Actual		As adjusted		Actual		As adjusted

	(in millions of Won)				(in thousands of US$)(1)
Long-term debt(2)	W	—	W	—	US$	—	US$	—
Shareholders’ equity:
Preferred shares, W500 par value,
2,000,000 shares authorized, no shares issued and outstanding		—		—		—		—
Common shares, W500 par value,
38,000,000 shares authorized, 5,548,900 shares issued and outstanding, 6,948,900 shares issued and outstanding, as adjusted(3)		2,774		3,474		2,408		3,016
Additional paid-in capital		2,132		82,305		1,851		71,446
Retained earnings		34,145		34,145		29,640		29,640
Accumulated other comprehensive income		21		21		18		18

Total shareholders’ equity		39,072		119,945		33,917		104,120

Total capitalization	W	39,072	W	119,945	US$	33,917	US$	104,120

Notes:

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of W1,152.0 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

(2)	Excludes the current portion of long-term debt in the amount of W1,841 million (US$1,598 thousand) as of September 30, 2004.

(3)	Assumes no exercise of over-allotment options and outstanding stock options.

DILUTION

      As of September 30, 2004, our net tangible book value was W38,833 million (US$34 million), or W6,998 per share (or US$1.52 per ADS). Net tangible book value per ADS represents the amount of our total tangible assets minus total liabilities, divided by the number of ADS equivalents outstanding. Dilution in the net tangible book value per ADS represents the difference between the amount per ADS paid by purchasers of ADSs in this offering and the net tangible book value per ADS immediately after the completion of this offering. After giving effect to the sale of 5,600,000 ADSs in this offering at US$13.50 per ADS, and after deducting underwriting discounts and commissions and estimated expenses payable by us, the net tangible book value at September 30, 2004 would have been W119,706 million (US$104 million), or approximately US$3.74 per ADS. This represents an immediate increase in net tangible book value of W10,228 per share, or US$2.22 per ADS to our existing shareholders and an immediate dilution in net tangible book value of W44,981 per share, or US$9.76 per ADS, to new investors purchasing ADSs in this offering.

      The following table illustrates this dilution on a per ADS basis:

Initial public offering price per ADS	US$	13.50
Net tangible book value per ADS as of September 30, 2004		1.52
Increase in net tangible book value per ADS attributable to the sale of ADSs in the offering		2.22
Net tangible book value per ADS after giving effect to this offering		3.74
Dilution per ADS to new investors	US$	9.76

      The following table sets forth, as of September 30, 2004, the differences between the existing shareholders and the new investors in respect of the number of ADSs purchased from us, the total consideration paid and the average price per ADS or ADS equivalent paid by existing shareholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at US$13.50 per ADS, excluding any ADSs issued in connection with any exercise of the underwriters’ over-allotment option.

	ADSs or ADS equivalents
	purchased		Total consideration				Average price per
							ADS or ADS
	Number	Percent	Amount			Percent	equivalent

	(in thousands)		(in thousands)
Existing shareholders	22,196	79.9%	US$	4,259	(1)	5.3%	US$	0.19
New investors	5,600	20.1		75,600		94.7		13.50

Total	27,796	100.0%	US$	79,859		100.0%

Note:

(1)	Represents W4,906 million, translated into U.S. dollars at the rate of W1,152.0 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

      The balance sheet data as of December 31, 2002 and 2003, and September 30, 2003 and 2004, and the statement of operations data for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, are derived from our audited financial statements and related notes thereto included elsewhere in this prospectus.

      The balance sheet data as of December 31, 2000 and the statement of operations data for the period from our inception on April 4, 2000 through December 31, 2000 are derived from our unaudited financial statements and related notes, which are not included in this prospectus. The balance sheet data as of December 31, 2001 is derived from our audited financial statements and related notes, which are not included in this prospectus.

      These audited financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States. The information set forth below is not necessarily indicative of results that should be expected for future periods, and results for the nine months ended September 30, 2004 are not necessarily indicative of results of operations to be expected for the full year. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

											As of and for the nine months ended
	As of and for the years ended December 31,										September 30,

	2000(1)		2001		2002		2003		2003(2)		2003		2004		2004(2)

	(unaudited)								(unaudited)						(unaudited)

	(in millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Statement of operations:
Revenues:
Online games — subscription revenue	W	—	W	—	W	7,310	W	18,560	US$	16,111	W	13,925	W	12,875	US$	11,176
Online games — royalties and license fees		—		—		2,079		22,804		19,795		13,342		33,057		28,695
Mobile games		—		—		—		43		37		35		253		220
Character merchandising, animation and other revenue		405		167		427		1,024		889		575		1,793		1,556

Total revenues		405		167		9,816		42,431		36,832		27,877		47,978		41,647
Cost of revenues		336		—		1,735		6,866		5,960		4,800		7,480		6,493

Gross profit		69		167		8,081		35,565		30,872		23,077		40,498		35,154
Operating expenses:
Selling, general and administrative		211		354		4,956		11,115		9,648		7,387		10,157		8,817
Research and development		208		718		815		1,597		1,386		686		1,435		1,246

Operating income (loss)		(350)		(905)		2,310		22,853		19,838		15,004		28,906		25,091
Other income (expense)		—		(3)		(2,339)		(5,649)		(4,903)		(4,556)		(3,562)		(3,091)

Income (loss) before income tax expenses, minority interest, and losses from equity method investee		(350)		(908)		(29)		17,204		14,935		10,448		25,344		22,000
Income tax expenses		—		—		467		2,535		2,201		1,379		3,976		3,451

Income (loss) before minority interest and losses from equity method investee		(350)		(908)		(496)		14,669		12,734		9,069		21,368		18,549
Minority interest		—		—		—		—		—		—		17		14
Equity in loss of related joint venture		—		—		—		—		—		—		(156)		(135)

Net income (loss)	W	(350)	W	(908)	W	(496)	W	14,669	US$	12,734	W	9,069	W	21,229	US$	18,428

											As of and for the nine months ended
	As of and for the years ended December 31,										September 30,

	2000(1)		2001		2002		2003		2003(2)		2003		2004		2004(2)

	(unaudited)								(unaudited)						(unaudited)

	(in millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Earnings (loss) per share:
Basic and diluted per share	W	(350)	W	(492)	W	(148)	W	2,859	US$	2.48	W	1,818	W	3,826	US$	3.32
Basic and diluted per ADS
Weighted average number of shares outstanding (basic and diluted)		1,000,000		1,846,575		3,355,616		5,130,895		5,130,895		4,990,029		5,548,900		5,548,900
Balance sheet data:
Cash and cash equivalents	W	39	W	1,820	W	560	W	5,405	US$	4,692	W	1,589	W	12,577	US$	10,918
Total current assets		75		2,383		7,425		17,304		15,021		12,217		28,043		24,344
Property and equipment, net		88		522		2,254		5,694		4,943		4,451		15,401		13,369
Total assets		208		3,055		11,509		28,765		24,970		22,866		51,076		44,338
Total current liabilities		38		1,123		7,677		9,051		7,857		8,341		8,359		7,257
Total liabilities		58		2,912		11,772		10,945		9,500		10,680		12,004		10,421
Total shareholders’ equity		150		143		(263)		17,820		15,470		12,186		39,072		33,917
Selected operating data and financial ratios:
Aggregate peak concurrent Ragnarok Online users(3)		—		—		200,150		597,615		597,615		498,888		774,713		774,713
Average concurrent Ragnarok Online users(4)		—		—		79,364		252,457		252,457		221,972		401,232		401,232
Gross profit margin(5)		17.0%		100.0%		82.3%		83.8%		83.8%		82.8%		84.4%		84.4%
Operating profit margin(6)		N/M		N/M		23.5		53.9		53.9		53.8		60.2		60.2
Net profit margin(7)		N/M		N/M		(5.1)		34.6		34.6		32.5		44.2		44.2

N/ M = not meaningful

Notes:

(1)	Reflects financial information since our inception on April 4, 2000.

(2)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of W1,152.0 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

(3)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(4)	The number of average concurrent Ragnarok Online users in a given period represents the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution, in which Ragnarok Online is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(5)	Gross profit margin is calculated as gross profit divided by total revenues.

(6)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

(7)	Net profit margin is calculated as net income (loss) divided by total revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion is provided as a supplement to the financial statements and footnotes appearing elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of operations.

Overview

      We are a leading developer and distributor of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users. We are based in Korea and are the tenth largest online game company in Korea based on revenues generated in 2003. From our inception in April 2000 until commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online and rolling out a free test, or beta-test, version of Ragnarok Online in November 2001. During this period, we generated revenues of W405 million in 2000 by purchasing and reselling computer components and W167 million in 2001 from the sale of Arcturus, a PC-based game.

      Ragnarok Online is currently commercially offered in Korea, the United States and Canada by us and in 16 other overseas markets by our overseas licensees, and has accounted for 97.4% of our revenues in 2003 and 95.7% of our revenues in the first nine months of 2004. Revenues generated from Ragnarok Online are determined largely by the following factors: pricing and pricing structure, the number of Ragnarok Online users and the average number of hours users spend playing Ragnarok Online. In order to play Ragnarok Online, users either pay a flat monthly fee or purchase a fixed number of game hours. The pricing structure of Ragnarok Online in a given country is determined primarily based on the cost of publishing and operating Ragnarok Online, the playing and payment patterns of users, the pricing of competing games and the income per capita of consumers in that country. The pricing of Ragnarok Online is determined by us in Korea, the United States and Canada, and, in other countries, by our overseas licensees after consultation with us and has remained generally stable since its commercial launch in each of the countries in which it is distributed. Due to competitive pressure and in line with market practice, we and our licensees have not raised prices for Ragnarok Online following its commercial launch in a country. The aggregate number of Ragnarok Online users has increased as we have entered into new markets primarily through our licensees and as the number of Ragnarok Online users in existing markets has increased. The number of Ragnarok Online users and the amount of Ragnarok Online usage in a given country depend in part on the perceived quality of Ragnarok Online and the level of local competition. While it is difficult to accurately determine what accounts for the superior quality of an online game, we believe that Ragnarok Online’s storyline, graphics and community-oriented themes, together with our ability to timely maintain, update and enhance the content and technical aspects of the game, have been largely responsible for the game’s commercial success.

      In Korea, Sunny YNK Inc. has the exclusive right to distribute Ragnarok Online until July 2005, although we have handled marketing, operation and billing of Ragnarok Online since its commercial launch. In overseas markets other than the United States and Canada, our licensees handle such functions under a licensing agreement with us, under which we generally receive licensee fees and royalty payments. The term of the licensing agreement is typically two years, and renewing licensees typically pay a lump-sum renewal fee in addition to ongoing royalty payments. The major overseas markets in which we offer Ragnarok Online through our licensees are Japan, Taiwan, Thailand and China in terms of revenue contribution, and our licensees are GungHo Online Entertainment Inc. in Japan, Soft-World International in Taiwan, Value Central in China and Asia Soft International in Thailand.

      Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income. Our revenues increased by 332.3% to W42,431 million (US$36,832 thousand) in 2003 from W9,816 million in 2002. We recorded net income of W14,669 million (US$12,734 thousand) in 2003 as compared to net loss of W496 million in 2002. Our gross profit margin also increased from 82.3% in 2002 to 83.8% in 2003 and our operating margin increased from 23.5% in 2002 to 53.9% in 2003. During the nine months ended September 30, 2004, we recorded revenues and net income of W47,978 million (US$41,647 thousand) and W21,229 million (US$18,428 thousand). During this period, we recorded gross profit margin of 84.4% and operating margin of 60.2%. We attribute our revenue growth largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. We attribute our margin improvement to the scalability of the online game business. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets through licensing arrangements. Our revenue growth may be adversely affected in the future by the popularity of online games newly introduced by our competitors. Our future success depends largely on our ability to develop or publish commercially successful new online games. In January 2005, we commercially launched R.O.S.E. Online, our second online game, in Korea. We currently plan to commercially launch R.O.S.E. Online in one or more of our other key markets. Our future results of operations will also be affected by our ability to renew our status as a designated small- and medium-sized venture company and qualify for preferential treatment of the 50% reduction in corporate income tax rate through 2007 as described in “— Income tax expenses.” Our income tax rate in 2004 is estimated to be 14.85%. Our designation as a venture company will be up for renewal in 2005.

Revenue recognition

      We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, the United States and Canada, and royalties and license fees paid by our licensees in the overseas markets. Our revenues can be classified into the following four categories:

•	online games – subscription revenue,

•	online games – royalties and license fees,

•	mobile games, and

•	character merchandising, animation and other revenue.

Online games — subscription revenue

      Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or actual hours used of the subscription purchased.

Online games — royalties and license fees

      We license the right to market and distribute our games in exchange for an initial license fee. In addition, we receive royalties based on a percentage of the licensees’ sales and, currently in China, guaranteed minimum royalty payments. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 30 to 45 days following the end of each month.

      Initial license fees. The initial license fees are deferred and recognized ratably as revenue over the license period, which typically does not exceed two years. For a table setting forth details of each license agreement, see “Business — Our markets — Overseas markets”. When the license agreements are renewed upon the expiration of their terms, we generally receive renewal license fees.

      Guaranteed minimum royalty payments. In China, in addition to the initial license fee, we are entitled to receive a guaranteed minimum royalty payment for licensing the right to market and distribute Ragnarok Online. The minimum guaranteed royalty payment is US$400,000 to be paid on a semi-annual basis, in May and in November of each year during the term of the license agreement. This guaranteed minimum royalty payment is deferred and recognized as the royalties are earned. In addition, we receive a royalty payment based on a specified percentage of the licensees’ sales. Royalties that exceed the guaranteed minimum are recognized on a monthly basis as they are earned by the licensee.

      Monthly royalty revenues. We also receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenues from Ragnarok Online. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensees’ sales from Ragnarok Online during the month. The following table sets forth our royalty revenues from each of our overseas licensees for the monthly periods indicated in 2004.

	2004

																			9 months						11 months
	January		February		March		April		May		June		July		August		September		Total		October		November		Total

	(in millions of Won)
Royalty revenues:
Japan	W	1,383	W	1,297	W	1,355	W	1,318	W	1,416	W	1,402	W	1,393	W	1,486	W	1,456	W	12,506	W	1,525	W	1,385	W	15,416
Taiwan		1,431		1,210		1,237		1,227		1,217		1,112		1,170		1,121		1,010		10,735		1,053		970		12,758
Thailand		430		369		425		480		459		409		429		445		402		3,848		487		431		4,766
China		240		247		225		201		209		164		227		202		147		1,862		168		94		2,124
Other markets		295		263		349		350		443		440		478		465		447		3,530		510		485		4,525

Total	W	3,779	W	3,386	W	3,591	W	3,576	W	3,744	W	3,527	W	3,697	W	3,719	W	3,462	W	32,481	W	3,743	W	3,365	W	39,589

Mobile game revenues

      Mobile games are played using mobile phones and other mobile devices. Mobile game revenues are derived from a percentage of the per-download fees that users pay to mobile telecommunication operators in Korea after deducting their service charges.

Character merchandising, animation and other revenue

      We license the right to commercialize our Ragnarok characters into a variety of merchandise in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, we receive a royalty payment based on a specified percentage of the licensees’ sales. Royalties that exceed the guaranteed minimum are recognized on a monthly basis as they are earned by the licensee.

Cost of revenues

      Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in “— Critical accounting policies — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, on whose cartoon series Ragnarok Online is based, pursuant to our license from Mr. Lee as described below.

License from Myoung-Jin Lee

      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. In return, we paid Mr. Lee an initial license fee of W40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.

      The cost of revenues from the payments to Mr. Lee was W545 million for 2003 and W554 million for the nine months ended September 30, 2004. This agreement expires in January 2033.

Selling, general and administrative expenses

      Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that distribute our online games to our Internet café subscribers in Korea, commissions paid to payment settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses.

Research and development expenses

      Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred until technological feasibility of a game is reached. Once technological feasibility of a game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See “— Critical accounting policies — Capitalized software development costs”.

Interest expense

      In February and April 2002, we entered into agreements with Sunny YNK, an online game publisher in Korea listed on the KOSDAQ Market Division of the Korea Exchange, or KOSDAQ, pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of W7,000 million at the inception of these agreements, which we recorded as debt on our balance sheet. Under the sales agency agreement that we entered into with Sunny YNK in April 2002 granting to it the exclusive distribution right, Sunny YNK owns the right to distribute Ragnarok Online in Korea. However, in practice, we perform all of the relevant marketing, advertising and selling activities, and distribute Ragnarok Online from our websites and host it on our servers.

      As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with the amount of annual revenues generated from distribution of Ragnarok Online and deduction of annual interest expense allocated using the interest rate method. Pursuant to the terms of these agreements, we are obligated to make payments to Sunny YNK based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) related to Ragnarok Online as follows:

•	until the accumulated payments amount to W7,000 million, 50% of our domestic and overseas adjusted revenues from Ragnarok Online, which amount was reached in April 2003; and

•	once the accumulated payments exceed W7,000 million, 20% of our domestic adjusted revenues from Ragnarok Online and 10% of our overseas adjusted revenues from Ragnarok Online.

      We incurred interest expense of W5,738 million (US$4,981 thousand) in 2003 and W3,489 million (US$3,029 thousand) in the nine months ended September 2004 as a result of our arrangement with Sunny YNK. As of September 2004, the outstanding balance of our debt incurred from Sunny YNK was W1,841 million (US$1,598 thousand). Our agreement with Sunny YNK expires in July 2005, at which time we will no longer be obligated to make payments to Sunny YNK. In accordance with this agreement, during the nine-month periods ended September 30, 2003 and 2004, the Company paid W6,231 million and W5,253 million to Sunny YNK, respectively. Of these payments, W2,164 million and W1,816 million were allocated to principal, and W4,067 million and W3,437 million were allocated to interest, respectively. During the years ended December 31, 2001, 2002 and 2003, the Company paid W0 million, W1,757 million and W7,923 million to Sunny YNK, respectively. Of these payments, W0 million, W595 million and W2,749 million were allocated to principal, and W0 million, W1,162 million and W5,174 million were allocated to interest, respectively.

      Pursuant to the terms of the agreement with Sunny YNK, once the cumulative royalty payments to Sunny YNK reached W7 billion, it is required to use 15% of future royalty payments, paid by the Company, to fund additional marketing of the RAGNAROK game. In April 2003, cumulative royalty payments to Sunny YNK reached W7 billion. After January 1, 2004, these marketing activities were performed by the

Company and therefore, Sunny YNK reimbursed the Company for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.

Foreign currency effects

      For the nine months ended September 30, 2004, 68.9% of our revenues in the form of monthly royalty payments that we receive from our overseas licensees were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and European countries, the revenues generated by our licensees are denominated in local currencies, which include the NT dollar, the Baht and the Renminbi, and converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our revenues.

      While we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in the U.S. dollar, the Japanese Yen and the Euro, substantially all of our costs are denominated in the Korean Won. Our financial statements are also prepared and presented in the Korean Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, where such payment could be received up to 45 days after the record date). Appreciation or depreciation of the Korean Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

      To date, we have not engaged in any foreign currency hedging activities to reduce our exposure to exchange rate fluctuations. If necessary, we plan to enter into hedging transactions in the future to reduce our exposure to foreign currency exchange risks. See “— Quantitative and qualitative disclosures about market risk — Foreign currency risk”.

Income tax expenses

      Under Korean law and regulations, certain designated small- and medium-sized venture companies may be entitled to enjoy preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rate during the year in which they first generated taxable income and the following five years if such venture companies satisfy a number of financial and non-financial criteria (including the maintenance of their status as designated venture companies). We have had the benefit of the 50% reduction in corporate income tax rate from 2003 and expect to continue to have it until the end of 2004. Our current applicable corporate income tax rate (including resident surtax) is 14.85% after applying the 50% tax reduction rate. To become a designated venture company, a company must qualify as a small- and medium-sized enterprise under the Framework Act on Small-and Medium-Sized Enterprises and be found to have, among other things, a superior ability to provide innovation in technology and business by the Small and Medium Business Administration of Korea. Under the first prong of this test, a company that is engaged in data processing or computer-related business may qualify as a small-and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises if, among other things, (i) it hires less than three hundred full-time employees or (ii) the total revenue of such company does not exceed W30 billion. In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it will continue to enjoy its status as a small- and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprise. Accordingly, we will continue to qualify as a small- and medium-sized company through 2007 if we neither merge into, nor consolidate with, another company nor become affiliated with large enterprises under Korean law.

      The second prong of this test involves evaluation and due diligence of non-financial criteria such as adequacy of human resources, technological superiority, business plan and prospects, industry prospects, marketing strategy and plan, organizational information and management. The non-financial criteria of determining and declaring a company as a designated venture company may involve subjective judgment. A designated venture company, including us, must qualify every two years based on the evaluation described above. It is not certain whether we will continue to satisfy all the necessary qualifications required under the relevant law and regulations and thus, it is possible that we will cease to enjoy this preferential tax treatment from 2005, because our designation as a venture company will be up for renewal in 2005. However, if we continue to satisfy the necessary qualifications and renew our designation as a venture company, we may be able to enjoy this preferential treatment through 2007, after which we will be subject to the normal corporate tax rate without the 50% reduction. If we did not enjoy this preferential tax treatment during the nine months ended September 2004, the estimated increase in taxes payable by us would have been W1,226 million (US$1,064 thousand) on a cash basis, and the estimated increase in our income tax expense would have been W1,979 million (US$1,718 thousand). However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2005, we will instead be entitled to a special tax exemption of 10% in corporate income tax rate for the fiscal year 2005 by virtue of being a small- and medium-sized company.

      To the extent we derive revenues from countries other than Korea, we may be subject to income withholding in those countries in which our products, including online games, are distributed. Such withholding taxes are included under income tax expenses. Withholding of such taxes is done by our overseas licensees at the current withholding rates in such countries. The effective withholding tax rates in our major overseas markets are 10% in Japan and China, 20% in Taiwan and 15% in Thailand. To the extent Korea has a tax treaty with any such country, withholding rates prescribed by such tax treaty apply. Under the Corporation Tax Law of Korea, we are entitled to, and recognize, a tax credit computed based on the amount of income withheld overseas when filing our income tax return in Korea, up to a limited amount. Accordingly, the amount of taxes withheld overseas may be offset against taxes payable in Korea. Adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties or adverse changes in Korean tax law that prevent us from recognizing tax credits for taxes withheld overseas could materially and adversely affect our net income.

Quarterly results of operations

      The following table presents our unaudited quarterly results of operations for the seven quarters through September 30, 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial condition and results of operations for the quarters presented. Because the online game industry is relatively new and rapidly evolving and our business is also relatively new, results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended (unaudited)

	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,
	2003		2003		2003		2003		2004		2004		2004

	(in millions of Korean Won)
Revenues
Online games — subscription revenue	W	4,465	W	4,241	W	5,219	W	4,635	W	4,696	W	3,892	W	4,287
Online games — royalties and license fees		2,837		4,247		6,258		9,462		10,919		11,055		11,083
Mobile games		5		15		15		8		21		125		107
Character merchandising, animation and other revenue		195		131		249		449		393		454		946

Total revenues		7,502		8,634		11,741		14,554		16,029		15,526		16,423

	Three months ended (unaudited)

	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,
	2003		2003		2003		2003		2004		2004		2004

	(in millions of Korean Won)
Cost of revenues		1,199		1,790		1,811		2,066		2,231		2,333		2,916

Gross profit		6,303		6,844		9,930		12,488		13,798		13,193		13,507
Operating expenses		1,655		2,771		3,647		4,639		2,739		3,230		5,623

Operating income		4,648		4,073		6,283		7,849		11,059		9,963		7,884
Other income (expense)		(2,006)		(1,311)		(1,239)		(1,093)		(1,351)		(1,245)		(966)

Income before income tax expenses, minority interest, and losses from equity method investee		2,642		2,762		5,044		6,756		9,708		8,718		6,918
Income tax expenses		364		453		562		1,156		1,310		1,285		1,381
Income before minority interest and losses from equity method investee		2,278		2,309		4,482		5,600		8,398		7,433		5,537

Minority interest		—		—		—		—		1		15		1
Equity in loss of related joint venture		—		—		—		—		—		—		(156)

Net income	W	2,278	W	2,309	W	4,482	W	5,600	W	8,399	W	7,448	W	5,382

Aggregate peak concurrent Ragnarok Online users(1)		306,742		460,645		498,888		597,615		732,450		742,647		774,713
Average concurrent Ragnarok Online users(2)		151,763		240,720		273,433		343,911		427,349		376,049		400,298
Gross profit margin(3)		84.0%		79.3%		84.6%		85.8%		86.1%		85.0%		82.2%
Operating profit margin(4)		62.0		47.2		53.5		53.9		69.0		64.2		48.0
Net margin(5)		30.4		26.7		38.2		38.5		52.4		48.0		32.8
Revenue growth(6)		N/A		15.1		36.0		24.0		10.1		(3.1)		5.8
Net income growth(7)		N/A		1.4		94.1		24.9		50.0		(11.3)		(27.6)

N/A = not applicable.

Notes:

(1)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users for a given month in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(2)	The number of average concurrent Ragnarok Online users in a given period represents the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution, in which Ragnarok Online is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(3)	Gross profit margin is calculated as gross profit divided by total revenues.

(4)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

(5)	Net profit margin is calculated as net income (loss) divided by total revenues.

(6)	Revenue growth is calculated as quarterly total revenues less total revenues from the prior quarter, as a percentage of the prior quarter total revenues.

(7)	Net income growth is calculated as quarterly net income less net income from the prior quarter, as a percentage of the prior quarter net income.

Critical accounting policies

      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

      We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, and royalties and license fees paid by our licensees in the overseas markets. Our revenues can be classified into the following four categories: (i) online games — subscription revenue; (ii) online games — royalties and license fees; (iii) mobile games; and (iv) character merchandising, animation and other revenue. For details, see “— Overview — Revenue recognition”.

      We recognize revenue in accordance with accounting principles generally accepted in the United States, as set forth in Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition, and other related pronouncements.

Allowances for doubtful accounts

      We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and current collection trends. Allowances for accounts receivable generally arise when individual PC account subscribers who elect to make their payments through their fixed-line or mobile phone service provider fail to make such payment. We record allowances for doubtful accounts based on historical payment patterns of our customers and increase our allowances as the length of time such receivables become past due increases.

      We use the services of several collection agencies to facilitate and manage the collection of our accounts receivables. Effective July 1, 2003, we changed our arrangement with these collection agencies so that we no longer assume any collection risk.

Capitalized software development costs

      We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development, or R&D, expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is released for sale. Technological feasibility is evaluated on a product-by-product basis, but typically occurs once the online game has a proven ability to operate on a massively multi-player level. After the game is commercially released, the capitalized product development costs are amortized and expensed over the game’s estimated useful life, which is deemed to be three years. This expense is recorded as a component of cost of revenues.

      We evaluate the recoverability of capitalized software development costs on a product-by product basis. Capitalized costs for those products whose further development or sale is terminated are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

      Significant management judgments and estimates are required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Income taxes

      We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method.

      Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.

      Based on our review of these factors, as of December 31, 2001 and 2002, we concluded that the historical losses presented sufficient evidence to require a full valuation allowance on the deferred tax assets. However, by December 31, 2003, there was sufficient taxable income to support the reversal of this allowance.

      As described in “— Overview — Income tax expenses”, we currently enjoy a reduced tax rate of 14.85%, which is 50% of the statutory tax rate and applied to certain designated venture companies. We expect the reduced rate to be effective through 2004. In the year 2005, while we will reapply for our designation as a venture company, it is uncertain as to whether we will obtain this designation. However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2005, we will instead be entitled to a special tax exemption of 10% in corporate income tax rate for the fiscal year 2005 by virtue of being a small- and medium-sized company. Accordingly, deferred income taxes as of September 30, 2004 were calculated based on the rate of 14.85%, 24.75% and 27.5% for the amounts expected to be realized during the fiscal year 2004, 2005, 2006 and thereafter, respectively.

Results of operations

Recent Developments

      Our total revenues increased by 56.7% to W58,263 million (US$50,576 thousand) in the first eleven months of 2004 from W37,175 million in the first eleven months of 2003, primarily due to a 108.4% increase in royalties and license fees from Ragnarok Online to W40,506 million (US$35,161 thousand) in the first eleven months of 2004 from W19,438 million in the first eleven months of 2003 and a 178.6% increase in character merchandising, animation and other revenue to W2,307 million (US$2,003 thousand) in the first eleven months of 2004 from W828 million in the first eleven months of 2003, partially offset by a 10.1% decrease in subscription revenue to W15,162 million (US$13,161 thousand) in the first eleven months of 2004 from W16,868 million in the first eleven months of 2003. The 108.4% increase in royalties and license fees primarily resulted from increases in royalties from the overseas markets in which Ragnarok Online had already been commercialized, such as Japan, Taiwan and Thailand, and, to a lesser extent, the commercialization of Ragnarok Online in new markets. During the periods under review, the increase in revenue attributable to existing markets was W19,808 million and attributable to entry into new markets was W1,260 million. In April 2004, we commercialized Ragnarok Online in Singapore and Malaysia, from which we derived revenue of W881 million during the first eleven months of 2004, and in the five European countries, from which we derived revenue of W379 million. The 10.1% decrease in subscription revenue primarily resulted from the 19.3% decrease in subscription revenue in Korea from Ragnarok Online to W11,882 million (US$10,314 thousand) in the first eleven months of 2004 from W14,729 million in the first eleven months of 2003, mainly due to a decrease in playing time by our users of Ragnarok Online in Korea.

      Results for the eleven months ended November 30, 2004 are not necessarily indicative of results for the full year ended December 31, 2004.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

      Results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year.

      The following table summarizes our results of operations for the periods indicated.

	Nine months ended September 30,

	2003		2004		2004(1)	% Change

					(unaudited)

	(in millions of Won and thousands of US$, except
	percentages)
Revenues:
Online games — subscription revenue	W	13,925	W	12,875	$11,176	(7.5)%
Online games — royalties and license fees		13,342		33,057	28,695	147.8
Mobile games		35		253	220	622.9
Character merchandising, animation and other revenue		575		1,793	1,556	211.8

Total revenues		27,877		47,978	41,647	72.1
Cost of revenues		4,800		7,480	6,493	55.8

Gross profit		23,077		40,498	35,154	75.5
Gross profit margin(2)		82.8%		84.4%	84.4%
Operating expenses:
Selling, general and administrative		7,387		10,157	8,817	37.5
Research and development		686		1,435	1,246	109.2

Total operating expenses		8,073		11,592	10,063	43.6
Operating income		15,004		28,906	25,091	92.7
Operating profit margin(3)		53.8%		60.2%	60.2%
Other income (expense):
Interest income		41		237	206	478.0
Interest expense		(4,616)		(3,491)	(3,030)	(24.4)
Foreign currency gains		184		185	161	0.5
Foreign currency losses		(191)		(492)	(427)	157.6
Others, net		26		(1)	(1)	(103.8)

Total net other income (expense)		(4,556)		(3,562)	(3,091)	(21.8)
Income before income tax expenses, minority interest, and losses from equity method investee		10,448		25,344	22,000	142.6
Income tax expenses		1,379		3,976	3,451	188.3

Income before minority interest and losses from equity method investee		9,069		21,368	18,549	135.6
Minority interest(4)		—		17	14	N/M
Equity in loss of related joint venture(5)		—		(156)	(135)	N/M

Net income	W	9,069	W	21,229	$18,428	134.1%

N/ M = not meaningful

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of W1,152.0 to US$1.00, the noon buying rate in effect on September 30, 2004, as announced by the Federal Reserve Bank of New York.

(2)	Gross profit margin is calculated as gross profit divided by total revenues.

(3)	Operating profit margin is calculated as operating income divided by total revenues.

(4)	Represents the minority interest in RO Production Co., Ltd., our Japanese subsidiary. We acquired the remaining 50% of voting equity interest in RO Production in October 2004, resulting in RO Production becoming our wholly-owned subsidiary.

(5)	Represents the losses from our 30% equity investment in Animation Production Committee, a Japanese joint venture to produce and market “Ragnarok the Animation” through RO Production, our Japanese subsidiary. This investment was accounted for using the equity method of accounting.

Revenues

      Our total revenues increased by 72.1% to W47,978 million (US$41,647 thousand) in the first nine months of 2004 from W27,877 million in the first nine months of 2003, primarily due to:

•	an increase in royalties and license fees from Ragnarok Online to W33,057 million (US$28,695 thousand) in the first nine months of 2004 from W13,342 million in the first nine months of 2003, which primarily resulted from an increase in royalties from the overseas markets in which Ragnarok Online had already been commercialized and the commercialization of Ragnarok Online in new markets. During the periods under review, the increase in revenue attributable to existing markets was W17,815 million and attributable to an entry into new markets was W1,900 million. In April 2004, we commercialized Ragnarok Online in Singapore and Malaysia, from which we derived revenue of W658 million during the first nine months of 2004, and in the five European countries, from which we derived revenue of W265 million; and

•	a 211.8% increase in character merchandising, animation and other revenue to W1,793 million (US$1,556 thousand) in the first nine months of 2004 from W575 million in the first nine months of 2003, which resulted primarily from a 146.2% increase in character merchandising revenue to W1,415 million (US$1,228 thousand) in the first nine months of 2004 from W575 million in the first nine months of 2003;

•	partially offset by a 7.5% decrease in subscription revenue to W12,875 million (US$11,176 thousand) in the first nine months of 2004 from W13,925 million in the first nine months of 2003. This 7.5% decrease resulted primarily from a 17.6% decrease in subscription revenue in Korea from Ragnarok Online to W10,142 million (US$8,803 thousand) in the first nine months of 2004 from W12,307 million in the first nine months of 2003, mainly due to a decrease in playing time by our users of Ragnarok Online in Korea. This decrease was partially offset by a 68.9% increase in the subscription revenue in the United States to W2,733 million (US$2,373 thousand) in the first nine months of 2004 from W1,618 million in the first nine months of 2003.

Cost of revenues

      Our cost of revenues increased by 55.8% to W7,480 million (US$6,493 thousand) in the first nine months of 2004 from W4,800 million in the first nine months of 2003, which was primarily due to:

•	a 68.6% increase in salaries and wages to W3,241 million (US$2,813 thousand) in the first nine months of 2004 from W1,922 million in the first nine months of 2003, which mainly resulted from an increased hiring of game developers and overseas support staff from 110 in the first nine months of 2003 to 154 in the first nine months of 2004; and

•	a 59.5% increase in depreciation to W1,188 million (US$1,031 thousand) in the first nine months of 2004 from W745 million in the first nine months of 2003, which mainly resulted from the addition of servers and software in the first nine months of 2004 to better service Ragnarok Online.

Gross profit and margin

      As a result of the foregoing, our gross profit increased by 75.5% to W40,498 million (US$35,154 thousand) in the first nine months of 2004 from W23,077 million in the first nine months of 2003. Our gross profit margin increased to 84.4% in the first nine months of 2004 from 82.8% in the first nine months of 2003.

Operating expenses

      Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 37.5% to W10,157 million (US$8,817 thousand) in the first nine months of 2004 from W7,387 million in the first nine months of 2003, primarily due to:

•	a 91.0% increase in salaries and wages to W2,277 million (US$1,977 thousand) in the first nine months of 2004 from W1,192 million in the first nine months of 2003, primarily as a result of an increase in the number of employees for administrative and other support functions from 89 in the first nine months of 2003 to 139 in the first nine months of 2004;

•	a 259.8% increase in depreciation expense to W788 million (US$684 thousand) in the first nine months of 2004 from W219 million in the first nine months of 2003, which mainly resulted from depreciation attributable to leasehold improvements in property and the addition of servers for the introduction of R.O.S.E. Online; and

•	a 14.2% increase in advertising expenses to W3,360 million (US$2,917 thousand) in the first nine months of 2004 from W2,942 million in the first nine months of 2003, which resulted from the hosting of the Ragnarok World Championship in August 2004, a significant increase in marketing expenses related to the introduction of R.O.S.E. Online and our participation in the Tokyo Game Show in September 2004.

      Research and development expenses. Our research and development expenses increased 109.2% to W1,435 million (US$1,246 thousand) in the first nine months of 2004 from W686 million in the first nine months of 2003, primarily due to expensing of all costs, including salaries and wages, and provision for severance indemnities, relating to the development of Requiem and Ragnarok Online 2.

Operating income and operating margin

      As a result of the cumulative effects of the reasons stated above, our operating income increased 92.7% to W28,906 million (US$25,091 thousand) in the first nine months of 2004 from W15,004 million in the first nine months of 2003, and our operating margin improved to 60.2% in the first nine months of 2004 from 53.8% in the first nine months of 2003.

Net other income (expense)

      Our net other expense decreased 21.8% to W3,562 million (US$3,091 thousand) in the first nine months of 2004 from W4,556 million in the first nine months of 2003 primarily due to:

•	a 24.4% decrease in interest expense from W4,616 million in the first nine months of 2003 to W3,491 million (US$3,030 thousand) in the first nine months of 2004 as a result of reduction in payment rates on the loan from Sunny YNK, effective in April 2003, from 50% of all revenues from Ragnarok Online to 20% for domestic adjusted revenues and to 10% for overseas adjusted revenues from Ragnarok Online despite the significant increase in such revenues; and

•	an increase in interest income from W41 million in the first nine months of 2003 to W237 million (US$206 thousand) in the first nine months of 2004 resulting from an increase in short-term financial instruments in 2004.

      These changes were partially offset by an increase in loss in foreign currency transaction from W191 million in the first nine months of 2003 to W492 million (US$427 thousand) in the first nine months of 2004 resulting from the appreciation of the Korean Won against the U.S. dollar.

Income tax expenses

      We recorded income tax expenses of W3,976 million (US$ 3,451 thousand) in the first nine months of 2004, as compared to W1,379 million in the first nine months of 2003. Our income tax expenses increased as a result of an increase in our taxable income, in particular, royalties and license fees from revenues generated in overseas markets. In both 2003 and 2004, however, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea.

Minority interest

      Minority interest represents the net loss from RO Production Co., Ltd., our Japanese subsidiary, which is attributable to the third-party minority interest holders. In October 2004, we acquired the remaining minority interest in RO production.

Equity in loss of related joint venture

      Equity in loss of related joint venture represents the 30% of the net loss incurred from Animation Production Committee, the Japanese animation joint venture in which we, through RO Production Co., Ltd., our Japanese subsidiary, made a 30% equity investment. This investment was accounted for using the equity method of accounting.

Net income

      As a result of the cumulative effects of the reasons stated above, our net income increased 134.1% to W21,229 million (US$18,428 thousand) in the first nine months of 2004 from W9,069 million in the first nine months of 2003.

2003 compared to 2002

      The following table summarizes our results of operations for the periods indicated.

	Year ended December 31,

	2002		2003		2003(1)		% Change

					(unaudited)

	(in millions of Won and thousands of US$,
	except percentages)
Revenues:
Online games — subscription revenue	W	7,310	W	18,560	US$	16,111	153.9%
Online games — royalties and license fees		2,079		22,804		19,795	996.9
Mobile games		—		43		37	N/M
Character merchandising, animation and other revenue		427		1,024		889	139.8

Total revenues		9,816		42,431		36,832	332.3
Cost of revenues		1,735		6,866		5,960	295.7

Gross profit		8,081		35,565		30,872	340.1
Gross profit margin(2)		82.3%		83.8%		83.8%
Operating expenses:
Selling, general and administrative		4,956		11,115		9,648	124.3
Research and development		815		1,597		1,386	96.0

Total operating expenses		5,771		12,712		11,034	120.3

Operating income		2,310		22,853		19,838	889.3
Operating profit margin(3)		23.5%		53.9%		53.9%
Other income (expense):
Interest income		84		94		82	11.9
Interest expense		(2,480)		(5,947)		(5,162)	139.8
Foreign currency gains		75		418		363	457.3
Foreign currency losses		(17)		(240)		(208)	1,311.8
Others, net		(1)		26		22	N/M

Total net other income (expense)		(2,339)		(5,649)		(4,903)	141.5

Income before income tax expenses		(29)		17,204		14,935	N/M
Income tax expenses		467		2,535		2,201	442.8

Net income (loss)	W	(496)	W	14,669	US$	12,734	N/M

N/ M = not meaningful.

Notes:

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of W1,152.0 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

(2)	Gross profit margin is calculated as gross profit divided by total revenues.

(3)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

Revenues

      Our total revenues increased by 332.3% to W42,431 million (US$36,832 thousand) in 2003 from W9,816 million in 2002, primarily due to:

•	an increase in royalties and license fees from Ragnarok Online to W22,804 million (US$19,795 thousand) in 2003 from W2,079 million in 2002, which primarily resulted from substantial increases in royalties from overseas markets, primarily due to the full year of commercial availability of Ragnarok Online in Taiwan and Japan in 2003 as compared to only a few months in 2002 and generation of revenues from markets we newly entered in 2003, mainly Thailand and China; and

•	a 153.9% increase in subscription revenue, primarily representing the increase in domestic subscriptions from Ragnarok Online, which reflects the recording of revenues from Ragnarok Online for the full year of 2003 as compared to five months in 2002 following the commercial launch of Ragnarok Online in August 2002.

Cost of revenues

      Our cost of revenues increased by 295.7% to W6,866 million (US$5,960 thousand) in 2003 from W1,735 million in 2002, which was primarily due to:

•	a 360.7% increase in salary and wages to W2,695 million (US$2,339 thousand) in 2003 from W585 million in 2002 resulting from an increase in the number of game developers and overseas support staff from 92 in 2002 to 130 in connection with significant hiring for game development and support;

•	a 702.2% increase in fee payments to W1,099 million (US$954 thousand) in 2003 from W137 million in 2002, which mainly resulted from increases in fees payable to Mr. Myoung-Jin Lee, Web hosting costs, server housing fees to KIDC and software maintenance costs; and

•	a 162.1% increase in depreciation to W1,106 million (US$960 thousand) in 2003 from W422 million in 2002, which mainly resulted from the purchase of servers and, to a lesser extent, personal computers in 2003.

Gross profit and margin

      As a result of the foregoing, our gross profit increased by 340.1% to W35,565 million (US$30,872 thousand) in 2003 from W8,081 million in 2002. Our gross profit margin increased to 83.8% in 2003 from 82.3% in 2002.

Operating expenses

      Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 124.3% to W11,115 million (US$9,648 thousand) in 2003 from W4,956 million in 2002, primarily due to:

•	a 198.6% increase in advertising expenses to W4,285 million (US$3,720 thousand) in 2003 from W1,435 million in 2002, which mainly resulted from the introduction of increased marketing campaigns, including online and celebrity marketing;

•	a 113.2% increase in fee payments consisting of fees paid to payment service providers and sales commissions paid to promotional agents distributing Ragnarok Online to Internet cafés to W2,624 million (US$2,278 thousand) in 2003 from W1,231 million in 2002, primarily due to an increase in revenue in Korea;

•	a 119.7% increase in salaries and wages to W1,738 million (US$1,509 thousand) in 2003 from W791 million in 2002, primarily as a result of increase in the average number of employees during the periods under review; and

•	our recording an impairment loss of W777 million (US$674 thousand) in 2003, resulting from our W1 billion (US$0.9 million) cash investment in an online game portal business in May 2003. In December 2003, due to poor performance and operating results, we sought to nullify the investment arrangement and recovered W223 million (US$194 thousand) in cash and recorded the remaining W777 million (US$674 thousand) as impairment loss.

      Research and development expenses. Since technological feasibility had not yet been reached with respect to R.O.S.E. Online, Requiem and Ragnarok Online 2, our research and development expenses increased 96.0% to W1,597 million (US$1,386 thousand) in 2003 from W815 million in 2002, primarily due to expensing of all costs, including salaries and wages and provision for severance indemnities, relating to the licensing of R.O.S.E. Online and development of Ragnarok Online 2 and Requiem.

Operating income and operating profit margin

      As a result of the cumulative effects of the reasons stated above, we recorded operating income of W22,853 million (US$19,838 thousand) in 2003, as compared to operating income of W2,310 million in 2002, and our operating margin improved to 53.9% in 2003 from 23.5% in 2002.

Net other income (expense)

      Our net other expense increased 141.5% to W5,649 million (US$4,903 thousand) in 2003 from to W2,339 million in 2002 primarily due to a 139.8% increase in interest expense to W5,947 million (US$5,162 thousand) in 2003 from W2,480 million, resulting primarily from a 133.8% increase in payments to Sunny YNK to W5,738 million (US$4,981 thousand) in 2003 from to W2,454 million, which are linked to our revenues based on Ragnarok Online, which significantly increased in 2003 compared to 2002 as described above. See “— Overview — Foreign currency effects”.

Income tax expenses

      Our income tax expenses increased as a result of an increase in our taxable income. In 2003, however, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea. Applying this reduced tax rate, we recorded income tax expenses of W2,535 million (US$2,201 thousand) in 2003.

Net income (loss)

      As a result of the cumulative effects of the reasons stated above, we recorded net income of W14,669 million (US$12,734 thousand) in 2003, as compared to net loss of W496 million in 2002.

2002 compared to 2001

      The following table summarizes our results of operations for the periods indicated.

	Year ended
	December 31,

	2001		2002

	(in millions of Won,
	except percentages)
Revenues:
Online games — subscription revenue	W	—	W	7,310
Online games — royalties and license fees		—		2,079
Mobile games		—		—
Character merchandising, animation and other revenue		167		427

Total revenues		167		9,816
Cost of revenues		—		1,735

Gross profit		167		8,081
Gross profit margin(1)		100.0%		82.3%
Operating expenses:
Selling, general and administrative		354		4,956
Research and development		718		815

Total operating expenses		1,072		5,771

Operating income (loss)		(905)		2,310
Operating profit margin(2)		(541.9)%		23.5%
Other income (expense):
Interest income		1		84
Interest expense		(4)		(2,480)
Foreign currency gains		—		75
Foreign currency losses		—		(17)
Others, net		—		(1)

Total net other income (expense)		(3)		(2,339)

Income (loss) before income tax expenses		(908)		(29)
Income tax expenses		—		467

Net loss	W	(908)	W	(496)

Notes:

(1)	Gross profit margin is calculated as gross profit divided by total revenues.

(2)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

Revenues

      Our total revenues increased significantly to W9,816 million in 2002 from W167 million in 2001. This increase in total revenues was primarily due to the generation of W7,310 million in subscription revenues and W2,079 million in royalties and license fees from Ragnarok Online, which was commercially launched in Korea in August 2002 and in Taiwan, Japan and the United States in the following months of 2002.

Cost of revenues

      We recorded cost of revenues of W1,735 million in 2002 compared to nil in 2001, which was primarily due to:

•	salaries, wages and severance benefits of W704 million to 92 game developers, depreciation of W422 million relating to equipment such as servers and computers and lease payments of W

202 million, all of which were reflected as cost of revenues following the commercial launch of Ragnarok Online in August 2002;

•	our fee payments in the amount of W98 million to Mr. Myoung-Jin Lee; and

•	amortization of certain capitalized software development costs relating to Ragnarok Online, principally consisting of salaries and wages paid to personnel involved in Ragnarok Online development from June 2002, when Ragnarok Online’s technological feasibility was reached, to August 2002, when Ragnarok Online was commercially launched.

Gross profit and margin.

      As a result of the foregoing, our gross profit increased to W8,081 million in 2002 from W167 million in 2001. Our gross profit margin, however, decreased to 82.3% in 2002 from 100.0% in 2001 when no cost of revenues was recognized.

Operating expenses

      Selling, general and administrative expenses. Our selling, general and administrative expenses increased to W4,956 million in 2002 from W354 million in 2001, primarily due to:

•	an increase in advertising expenses to W1,435 million in 2002 from W131 million in 2001, which mainly resulted from marketing activities for Ragnarok Online in Korea in 2002;

•	an increase in fee payments, principally consisting of fees paid to payment service providers and sales commissions paid to promotional agents distributing Ragnarok Online to Internet cafés, to W1,231 million in 2002 from W25 million in 2001, which is in line with the increase in our Ragnarok Online-based revenues; and

•	an increase in salaries and wages to W791 million in 2002 from W58 million in 2001 resulting from an increase in the number of administrative and other support staff from 17 to 92.

      Research and development expenses. Our research and development expenses increased 13.5% to W815 million in 2002 from W718 million in 2001, primarily due to expensing of all costs, including salaries, wages and benefits relating to the development of Ragnarok Online until its technological feasibility was reached in June 2002.

Operating income (loss)

      As a result of the cumulative effects of the reasons stated above, we recorded operating income in W2,310 million in 2002 compared to operating loss of W905 million in 2001.

Net other income (expense)

      We recorded net other expense of W2,339 million in 2002 as compared to net other expense of W3 million in 2001, primarily due to a W2,396 million increase in net interest expense resulting from our payments to Sunny YNK of W2,454 million in 2002, which is linked to our revenues based on Ragnarok Online that we recorded in 2002 following the game’s commercial launch.

Income Taxes

      During 2001, as we did not record any taxable income and, as a result, did not incur any income tax expenses. In 2002, we recorded income tax expenses of W467 million, all of which represented taxes withheld overseas.

Net loss

      As a result of the cumulative effect of the reasons explained above, our net loss decreased by 45.4% to W496 million in 2002 compared to W908 million in 2001.

Liquidity and capital resources

Liquidity

      The following table sets forth the summary of our cash flows for the periods indicated:

	Year ended December 31,								Nine months ended September 30,

	2001		2002		2003		2003(1)		2003		2004		2004

							(Unaudited)						(Unaudited)

	(in millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	W	39	W	1,820	W	560	US$	486	W	560	W	5,405	US$	4,692

Net cash provided by operating activities		922		(4,314)		15,717		13,644		8,550		24,696		21,438
Net cash used in investing activities		(589)		(3,520)		(10,564)		(9,170)		(7,995)		(15,460)		(13,420)
Net cash provided by (used in) financing activities		1,448		6,574		(308)		(268)		474		(2,064)		(1,792)

Net increase (decrease) in cash and cash equivalents		1,781		(1,260)		4,845		4,206		1,029		7,172		6,226

Cash and cash equivalents at end of period	W	1,820	W	560	W	5,405	US$	4,692	W	1,589	W	12,577	US$	10,918

Note:

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of W1,152.0 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

     Prior to the commercial launch of Ragnarok Online, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from Sunny YNK. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities have consisted primarily of investments in game engines, network servers and, to a lesser extent, personal computers. As a result, our property and equipment increased from W2,254 million as of December 31, 2002 to W5,694 million (US$4,943 thousand) as of December 31, 2003.

      In order to resolve short-term liquidity issues that may arise from time to time in the course of our business, we have in the past obtained short-term borrowings at market rates from other game developers. In February 2003, we obtained a loan of W3 billion at an annual interest rate of 18% from IAMBiz Co., Ltd., which subsequently changed its name to Rhoceo Co., Ltd., to satisfy short-term liquidity needs relating to marketing and promotional activities for Ragnarok Online and for working capital. In September 2003, we fully repaid this loan with positive cash flow generated by Ragnarok Online. Since then, we have not incurred any additional short-term borrowing and no short-term borrowings were outstanding as of September 30, 2004. In order to resolve long-term liquidity issues, we have traditionally resorted to the issuance of equity securities such as the rights offering that we conducted in March 2003. In 2002, in order to resolve long-term liquidity issues prior to the commercial launch of Ragnarok Online, we entered into an exclusive distribution agreement with Sunny YNK pursuant to which we received a lump sum payment in the amount of W7,000 million at the inception of the agreement, which we recorded as debt on our balance sheet. Since then, we have been able to satisfy our liquidity needs with cash flow from operations and do not expect to enter into such arrangements in the future. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from nil as of December 31, 2002 to W1,600 million (US$1,389 thousand) as of December 31, 2003 and to W2,050 million (US$1,780 thousand) as of September 30, 2004 primarily as a result of increased net cash from our operations during the period.

      Cash received in the form of initial license fees are recognized as revenues on a monthly basis over the life of our license agreements as described in “— Overview — Revenue recognition”. The portion of initial license fees not yet recognized as revenues are reflected in our balance sheet as deferred income. Our total deferred income, both short-term and long-term, decreased from W1,542 million as of December 31, 2002 to W3,051 million (US$2,649 thousand) as of December 31, 2003 and to W3,359 million (US$2,916 thousand) as of September 30, 2004 primarily due to our recognizing an increased portion of initial license fees that we received in 2002, 2003 and in the first nine months of 2004 as revenues.

      Cash flows from operating activities. Our increase in net cash provided by operating activities from 2001 to 2003 and during the first nine months in 2004 was primarily the result of our recording net income in 2003 compared to net losses in 2001 and 2002. Our increase in net cash provided by operating activities in 2003 also reflected an adjustment of W1,638 million (US$1,422 thousand) for depreciation and amortization. This increase was partially offset by W994 million (US$863 thousand) in deferred income taxes that we recorded in 2003. Our increase in net cash provided by operating activities in the first nine months of 2004 reflected an adjustment of W2,376 million (US$2,063 thousand) for depreciation and amortization and W671 million (US$582 thousand) for provision for accrued severance benefits. This increase was partially offset by W903 million (US$784 thousand) in deferred income taxes that we recorded in the first nine months of 2004.

      Cash flows from investing activities. Our increase in net cash used in investing activities from 2001 to 2003 and during the first nine months of 2004 reflected purchases of property and equipment in these years in connection with the general growth of our businesses and the increase in payment of leasehold deposits. In addition, our net cash used in investing activities in 2003 and during the first nine months of 2004 reflected our investment of our excess cash in short-term financial instruments in the amount of W2,200 million (US$1,910 thousand) in 2003 and W450 million (US$391 thousand) in the first nine months of 2004, investment of W1 billion (US$868 thousand) in a game portal business and acquisition of golf membership in the amount of W892 million (US$774 thousand) in 2003, and an investment of W1,274 million (US$1,106 thousand) through our Japan subsidiary in the Animation Production Committee, a joint venture for the production and marketing of Ragnarok the Animation, in the first nine months of 2004.

      Cash flows from financing activities. Our net cash provided by financing activities has been primarily affected by the issuance of common shares in 2003 and the incurrence of debt from Sunny YNK in 2002. In March 2003, we received net proceeds of W3,206 million (US$2,783 thousand) from the sale of 2,148,900 common shares at W1,500 per share. Our net cash provided by financing activities in 2001 and 2002 consisted of proceeds from the issuances of common stock, consisting of 600,000 shares in January 2001, 1,200,000 shares in October 2001 and 600,000 shares in January 2002, each at W500 per share. In February and April 2002, we entered into agreements with Sunny YNK pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of W7,000 million at the inception of these agreements, which we recorded as debt on our balance sheet.

Capital resources

      As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

      As of September 30, 2004, our primary source of liquidity was W12,577 million (US$10,918 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities, will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may, however, require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. See note 8 to our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with Sunny YNK as described in “— Overview — Interest expense”. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. As of September 30, 2004, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties. Financing may not be available in amounts or on terms acceptable to us, if at all.

      We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for continuous expansions and upgrades to our existing server equipment. We also anticipate spending a portion of the net proceeds of this offering for game development, acquiring and publishing games developed by third party game developers and continuing to invest in enhancing our technological, marketing, distribution and service capabilities. We believe that our internal cash flow from operations, together with our proceeds from this offering, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2006, including our new game development expenditures for Requiem and Ragnarok Online 2.

Off-balance sheet arrangements

      We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual cash obligations

      We have financed our operations primarily through incurrence of debt from third parties, such as Sunny YNK, cash flows from operations as well as equity investments by our founder and current shareholders. The following table sets forth a summary of our contractual cash obligations due by period as of September 30, 2004.

	Payments due by period

			between 1		between 3
	up to		and		and		beyond
	1 Year		3 Years		5 Years		5 Years		Total

	(in millions of Won)
Long-term debt obligations	W	1,841	W	—	W	—	W	—	W	1,841
Operating lease obligations		737		171		—		—		908
Purchase obligations(1)		—		—		—		—		—

Total	W	2,578	W	171	W	—	W	—	W	2,749

Note:

(1)	As of September 30, 2004, we incurred no purchase obligations.

     Our long-term debt obligations represent the outstanding balance as of September 30, 2004 of the debt we incurred from Sunny YNK in 2002 pursuant to the transaction entered into with Sunny YNK as described in “— Overview — Interest expense”. All of this amount is due within one year since our agreement with Sunny YNK expires in July 2005, at which time we expect all of the principal amount to have been repaid and we will no longer be obligated to make payments to Sunny YNK. As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with the amount of annual revenue generated from distribution of RAGNAROK and deduction of annual interest expense allocated using the interest rate method. We do not plan to extend or renew this arrangement.

      Our contractual cash obligations consist of operating leases for office space. The lease payments due by September 30, 2005 will be W669 million, W42 million and W26 million for our principal offices in Seoul, U.S. subsidiary and Japan subsidiary respectively. The lease terms expire December 2005, April 2005 and February 2006 for our principal offices in Seoul, U.S. subsidiary and Japan subsidiary respectively. The renewal terms are subject to market conditions.

Quantitative and qualitative disclosures about market risk

      Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of our business, we are subject to market risk associated with currency movements on non-Won denominated assets and liabilities and license and royalty revenues and interest rate movements.

Foreign currency risk

      We conduct our business primarily in the Korean Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange-rate fluctuations on cash flows from our overseas licensees. The primary foreign currencies to which we are exposed are the U.S. dollar, the Japanese Yen, and the NT dollar. Fluctuations in these exchange rates may affect our revenues from license fees and royalties and result in exchange losses and increased costs in Korean Won terms.

      As of September 30, 2004, we had Japanese Yen denominated accounts receivable of W1,643 million, which represented 26% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of W2,149 million, which represented 34% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable, current portion of long-term debt and related accrued interest of W597 million, which represented 20% of our total consolidated accounts payable, current portion of long-term debt and related accrued interest balance, and U.S. dollar denominated accounts payable, current portion of long-term debt and related accrued interest of W403 million, which represented 13% of our total consolidated accounts payable, current portion of long-term debt and related accrued interest balance, arising from our liability to Sunny YNK. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Korean Won against the Japanese Yen, the U.S. dollar and the NT dollar, in the aggregate, would reduce our cash flows by W279 million.

      For the nine months ended September 30, 2004, W37,276 million of our revenue was derived from currencies other than the Korean Won: primarily the Japanese Yen, W13,379 million; the NT dollar, W11,035 million; the Thai Baht, W3,992 million; and the U.S. dollar, W2,733 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Korean Won for the nine months ended September 30, 2004 would have reduced our revenue by W3,114 million.

      To date, we have not engaged in any foreign currency hedging activities to reduce our exposure to exchange rate fluctuations. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Korean Won into U.S. dollars, Japanese Yen or the Euro under certain emergency circumstances.

Interest rate risk

      Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments and other investments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change. We do not believe that we are subject to any material market risk exposure on our short-term financial instruments, as they are readily convertible to cash and have short maturities. In addition, the repayments paid to Sunny YNK, since the inception of the agreement, have been allocated to principal and interest using the interest rate method, which requires certain management to make estimates over the future payments to Sunny YNK, which are linked to future revenues of the game. Changes in interest rates do not effect these payments to Sunny YNK. However, the amount of the payments to Sunny YNK allocated to principal and interest would or will be affected by changes in management’s estimate of future revenues and any difference between actual revenues and such estimates. We do not have any derivative financial instruments.

Inflation

      In view of our brief operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 4.1% in 2001, 2.7% in 2002, 3.6% in 2003 and 3.5% for the first nine months of 2004.

OUR INDUSTRY

Overview

      The electronic game industry is broadly divided into offline games and online games.

•	Offline games can be played without accessing the Internet. Offline games are comprised of PC-packaged games for playing on personal computers, video game consoles or console games as well as handheld video games. The software is typically made available to consumers on a disk or a cartridge. Although some offline games have network features that allow users to play on a peer-to-peer basis on a local area network or through a publisher’s server, user and individual game data are not stored on the servers.

•	Online games have at least one component that must be played by accessing the Internet. Online games are predominantly played on personal computers, although they can also be played on various other devices. The main part of the game software operates on network servers to which end users have no access, and user and individual game data are stored on the servers.

      The evolution of the Internet into an accessible, easy-to-use, platform-independent global network capable of supporting multimedia applications has led to the development and growth of the online game industry, which has rapidly grown into an important segment of the entertainment business in the past few years.

      Online games can be broadly classified into three general categories:

•	Massively multiplayer online games (including massively multiplayer online role playing games). These games tend to be sophisticated and complex, often requiring a significant time commitment to learn as well as to play. Users must install user-end software, either available on disk or on the game website, on the user device. Although the user-end software is typically free, users generally must pay a fee to play the game. Massively multiplayer online role playing games, which represent a specific category of massively multiplayer games, are those in which thousands of users can interact with each other, each playing a separate character in a virtual world. Massively multiplayer online role playing games are typically ongoing and continuously evolving through a game story and feature playing the role of various characters that may obtain additional attributes over time.

•	Casual online games. These games tend to be somewhat less complex and are easier to play than massively multiplayer online games. Similar to massively multiplayer online role playing games, users must also install user-end software, either available on disk or on the game website, on the user device. Casual games are typically session based, meaning that a game can be played to a conclusion within a short period of time. Generally fewer than ten users interact online in a casual game.

•	Web games. Web games are the least complex form of online games, and typically include cards, chess, trivia and other parlor games. Web games do not have sophisticated graphics, and generally no downloading of software is necessary to play these games. Web games are typically free of charge, and operators of web games typically sell web banners and other forms of advertisements to generate revenues.

      The following are key characteristics of massively multiplayer online role playing games:

•	High level of game loyalty. Users’ loyalty to a game is built over the significant amount of time required to develop the online character’s skills in sequential game sessions and is enhanced as users socialize in the online game’s community of users. In addition, the frequent introduction of new characters, weapons, game levels or other features by online game providers creates a game environment that remains dynamic and interactive, attracting and maintaining users’ attention. These factors, coupled with a challenging “human vs. human” game environment, can contribute to popular online games having a significantly longer life span than that of PC-packaged or console games.

•	Stable pricing structure and relatively low ongoing costs. As committed users develop strong game loyalty, pricing for successful massively multiplayer online role playing games is relatively stable and generates recurring revenues. Following the incurrence of significant initial development and marketing costs, the operating costs in the online game business are relatively low and non-capital intensive. For example, the distribution platforms for online games employ off-the-shelf servers, which are highly scalable and relatively inexpensive, and only short lead-times are required to install additional servers to accommodate incremental players.

•	Low level of software piracy. Online users are charged on a pay-per-use, weekly or monthly basis in order to log on to the network servers of online game companies to play the online games. This revenue model, which does not involve the sale of a physical CD or console that contains the game software, has offered an alternative method of revenue generation in contrast to the software model of PC-packaged and console games that typically charge a one-time payment for the CD, console or software. As a result, software piracy generally does not pose as serious a threat to online games.

•	Reliable game experience. Since online game users use web-based platforms and log on to servers to play online games, online game companies are able to constantly monitor their networks and servers and continually upgrade their web-based platforms to minimize network and server interruptions and game downtime. In addition, online game companies focus on game supervision and generally provide round-the-clock customer service to ensure the quality and stability of the game content and users’ experiences.

Online game industry in Asia

      According to Datamonitor, the global online game industry generated US$1,995 million of subscription revenues in 2003 with Asia contributing approximately US$1,400 million or 70% of the total subscription revenues. Over the past few years, the online game industry has experienced significant growth in Asia, taking advantage of growing Internet and broadband penetration, availability of Internet cafés, evolving game content and new game formats.

      The Asian online game market is mainly geared towards massively multiplayer online role playing games, characterized by an ongoing storyline and characters that obtain additional attributes over time. The Asian online game market primarily operates on a pay-per-use business model with the expansion of Internet cafés and increasing adoption of broadband fueling growth of online games in the region.

      The following table contains some data from IDC, a leading market research firm, in relation to the online game market statistics and anticipated trends in the major online game markets in the Asian region:

						Paying online game
	Online game subscription market			Paying online game users		user penetration
	(in US$ million)			(in thousands)		(% of Internet users)

			CAGR(1)(2003 to 2008)		CAGR(1)(2003 to 2008)
	2003		forecasts	2003	forecasts	2003	Forecast 2008

Korea	US$	397	8.1%	4,060	10.3	13.5%	17.3%
Taiwan		170	13.8	1,997	14.1	15.7	21.1
China		160	38.8	6,730	35.2	10.3	16.2
Japan*		82	N/A	N/A	N/A	N/A	N/A
Hong Kong		22	19.8	316	16.6	8.9	12.9
Thailand		7	22.8	382	18.3	6.8	7.9

N/A = not available

Source: IDC: Market Analyses (2003) (for all markets except Japan); *Datamonitor: Online Gaming in Asia Pacific 2004 (February 2004) (for Japan only)

Note:

(1)	Compounded annual growth rate.

The online game market in Korea

									CAGR (2003-2008)
	2002		2003		2004		2008		forecast

Internet users (in thousands)		27,021		30,108		33,036		38,331	4.9%
Online game users (in thousands)		12,052		14,422		16,022		19,664	6.4
Paying online game users (% of total online game users)		32.2%		28.2%		28.7%		33.8%
Online game subscription revenue (in millions of US$)	US$	289.5	US$	397.1	US$	451.8	US$	586.0	8.1

Source: IDC: Market Analysis — Korea Online Gaming Market Sizing and Forecast, 2004-2008 (May 2004) and 2002-2007 (May 2003)

     According to IDC, the Korean online game market is the largest online game market in the Asia/Pacific region based on online game subscription revenues. According to IDC, the Korean online game market grew by 37.2% in 2003 with aggregate subscription revenues of US$397.1 million. According to IDC, from 2003 to 2008, subscription revenues in Korea are expected to grow by a CAGR of 8.1% to reach US$586.0 million in 2008.

      Massively multiplayer online role playing games are the most popular form of online games in Korea with preference shifting towards three-dimensional online games with sophisticated graphic content and audio effects. Recently, casual online games also have been gaining popularity and have garnered a meaningful user base. Many casual online games are normally offered by Internet game portals.

      According to IDC, the primary market drivers of the Korean online game market are:

      Internet and broadband penetration. Korea has one of the most advanced Internet infrastructures globally and has one of the highest number of high-speed Internet users with more than 11 million broadband users. The rapid adoption of high-speed Internet and the expansion of Internet cafés are two of the main factors that have led to the growth of the online game market in Korea.

      Broader demographics of online game users. Although massively multiplayer online role playing games are the most popular online game genre in Korea, new genres of online games were introduced to the market recently, such as casual games, strategy games, community games and meeting games. This has attracted a wider base of paying online game users.

      Diversification of revenue stream. Korean online game service providers do not generate revenue solely through monthly game subscription fees but also via other channels such as selling game items and other merchandise both on and off line, avatars (a virtual identity expressed through a human-like image and used to interact in the online community with other avatars), online advertising and publishing licensed third party online games and other digital content services.

      According to IDC, future growth drivers and trends for the online game market in Korea include:

      Development of different online game genres. An increasing number of different types of online games are attracting users from diverse demographics including elementary school students, females and working professionals.

      Emergence of PC-based online games content. A number of PC-based online games are expected to be launched in Korea and are expected to take advantage of the popularity of existing PC-based games to attract existing PC game users and capture a new user base from different demographics.

      According to IDC, although there were estimated to be over 100 dedicated online game developers and service providers in Korea, the top three online game developers and service providers accounted for 57.7% of total online game subscription revenues in the Korean market in 2003.

The online game market in Taiwan

									CAGR (2003-2008)
	2002		2003		2004		2008		forecast

Internet users (in thousands)		11,276		12,693		14,726		18,316	7.6%
Online game users (in thousands)		3,146		3,364		4,104		6,253	13.2
Paying online game users (% of total online game users)		53.9%		59.4%		59.4%		61.9%
Online game subscription revenue (in millions of US$)	US$	138.3	US$	170.4	US$	202.1	US$	324.9	13.8

Source: IDC: Market Analysis — Taiwan Online Gaming Market Sizing and Forecast, 2003-2008 (April 2004) and 2002-2007 (April 2003)

     According to IDC, the Taiwan online game market is the second largest online game market in the Asia/Pacific region based on online game subscription revenues. According to IDC, the Taiwan online game market grew by 23.2% in 2003 with aggregate subscription revenues of US$170.4 million. According to IDC, from 2003 to 2008, subscription revenues in Taiwan are expected to grow by a CAGR of 13.8% to reach US$324.9 million in 2008.

      Korean-developed online games are the mainstream online games in Taiwan. In particular, the cute-style massively multiplayer online role playing games (named Q-type in Taiwan) are very popular. Casual games were introduced in 2003 and generally target older users, both female and male.

      According to IDC, the primary market drivers of the Taiwan online game market are:

      Internet and broadband penetration. High Internet and PC penetration and rapid broadband adoption have driven the growth of the Taiwan online game market. Many households often have more than one PC or notebook, and this increases the accessibility of online games.

      Supportive government initiatives. The digital content industry is one of the major long term targets in the local government’s “The Two Trillion, Twin Stars Plan.” Online games development is one of the initiatives in this project. The Digital Content Industry Promotion Office of Taiwan aims to stimulate growth by facilitating the Taiwanese government to offer tax incentives and facilitating access to funding for digital content companies. In addition, through the Digital Content Institute, the Taiwanese government also provides training courses to the public to increase the number of trained research and development experts to work in the digital content industry.

      Online games incorporating culture and history. Games incorporating Chinese culture and Chinese history related topics are gaining popularity in the Taiwanese market. Many local game developers have adopted these themes as the story background. Taiwanese service providers believe that these games can effectively compete with imported Korean-developed online games.

      According to IDC, future growth drivers and trends for the online game market in Taiwan include:

      Emergence of casual online games. Casual online games in Taiwan are gaining popularity even though massively multiplayer online role playing games are still expected to remain the leading type of online games for the foreseeable future. Casual games have the advantage of attracting new online game user demographics, such as females and older users, because they are simple and easy to play.

      Creation and use of avatars. Recent games such as Chinese Gamers’ Loving Box and Wayi’s Noritel represent a new type of online games featuring online dating among avatars.

      According to IDC, although there were a large number of online game companies in Taiwan with domestic start-up companies attempting to enter the online game industry, the top three online game developers and service providers accounted for 50.1% of total online game subscription revenues in the Taiwan market in 2003.

The online game market in China

									CAGR (2003-2008)
	2002		2003		2004		2008		forecast

Internet users (in thousands)		48,454		65,261		84,170		187,914	23.6%
Online game users (in thousands)		8,431		14,782		20,958		54,307	29.7
Paying online game users (% of total online game users)		40.1%		45.5%		47.0%		56.0%
Online game subscription revenue (in millions of US$)	US$	109.5	US$	159.7	US$	237.7	US$	822.9	38.8

Source: IDC: Market Analysis — China Online Gaming Market Sizing and Forecast, 2003-2008 (April 2004) and 2002-2007 (April 2003)

     According to IDC, the China online game market is the third largest online game market in the Asia/Pacific region based on online game subscription revenues and one of the fastest growing markets regionally. According to IDC, the China online game market grew by 45.7% in 2003 with aggregate subscription revenues of US$159.7 million. According to IDC, from 2003 to 2008, subscription revenues in China are expected to grow by a CAGR of 38.8% to reach US$822.9 million in 2008.

      Although the China online game market has been monopolized by foreign developed online games, mainly from Korean and Taiwanese developers, locally produced online games have recently gained wider recognition with measurable success. Massively multiplayer online role playing games are expected to continue their dominance in the China online game market but other forms of casual online games have also attracted certain game operators.

      According to IDC, the primary market drivers of the China online game market are:

      Increasing Internet and broadband penetration. According to IDC, the Internet and broadband penetration rates in China in 2003 were only 5.0% and 0.9%, respectively, which were lower than many other countries in Asia. However, IDC projects that Internet users in China will increase at a CAGR of 24% through 2008, and that broadband users in China will also sustain a similar growth rate.

      Widespread Internet cafés. Online game users in China often play online games in Internet cafés. Internet cafés throughout China have given users who otherwise do not have access to the Internet opportunities to play online games. Internet cafés have expanded the geographic and demographic reach of online games in China.

      Affordable access. For an online gamer to enjoy online gaming, one only has to log on to the Internet, go to an online game website, subscribe and start playing. Unlike PC and console offline games that require a one-time payment for the hardware equipment needed to play a game, online game users in China can purchase prepaid cards at retail stores or online points from Internet cafés at a relatively low cost.

      According to IDC, future growth drivers and trends for the online game market in China include:

      Closer cooperation between stakeholders in the value chain. Telecommunication carriers, hardware and software vendors, game operators, and distributors are cooperating to support cross-marketing efforts and contribute to the further development of the online game industry in China.

      The top three online game developers and service providers accounted for 68.4% of total online game subscription revenues in China in 2003. Online games developers from other countries, especially Korea, actively compete in the China online game market, where they can take advantage of partnerships with local service providers or Taiwan service providers to effectively compete with local companies.

The online game market in Japan

									CAGR (2003-2006)
	2002		2003		2004		2006		forecast

Online game users (in millions)		N/A		3.4		4.0		5.6	18.7%
Online game subscription revenue (in millions of US$)	US$	31	US$	82	US$	110	US$	160	25.0

N/A = not available

Source: Datamonitor: Online Gaming in Asia Pacific 2004 (February 2004)

     According to Datamonitor, the Japan online game market is the fifth largest online game market in the world based on online game subscription revenues. According to Datamonitor, the Japan online game market grew by 167% in 2003 with aggregate subscription revenues of US$82 million. According to Datamonitor, from 2003 to 2006, online game subscription revenues in Japan are expected to grow by a CAGR of 25% to reach US$160 million in 2006.

      The Japan game market has historically been dominated by console video games. There has been a limited market for PC-based online games. Recently, the Japan online game market has grown significantly as the online game business is beginning to expand. Console video game manufacturers have been ramping up initiatives to boost consumer demand for console online games while PC game manufacturers have been launching online versions of their PC-packaged games.

      The online game market growth in Japan is expected to be driven by two main factors: (i) console systems going online and (ii) rapidly growing broadband penetration.

The online game market in Thailand

									CAGR (2003-2008)
	2002		2003		2004		2008		forecast

Internet users (in thousands)		N/A		5,611		6,661		10,977	14.4%
Online game users (in thousands)		N/A		1,173		1,425		2,378	15.2
Paying online game users (% of total online game users)		N/A		32.6%		34.2%		36.5%
Online game subscription revenue (in millions of US$)	US$	0.4	US$	6.9	US$	9.5	US$	19.2	22.8

N/A = not available

Source: IDC: Market Analysis — ASEAN Online Gaming Market Sizing and Forecast, 2003-2008 (April 2004)

     According to IDC, the Thailand online game market is a fast growing online game market. According to IDC, the Thailand online game market grew by over 1,700% in 2003 with online game subscription revenues of US$6.9 million. According to IDC, from 2003 to 2008, subscription revenues in Thailand is expected to grow by a CAGR of 22.8% to reach US$19.2 million in 2008.

      The online game business in Thailand is largely dominated by foreign online game products mainly from Korea and Taiwan. Massively multiplayer online role playing games are expected to continue to remain the most popular form of online games in Thailand.

      According to IDC, the primary market drivers of the Thailand online game market are:

      Higher availability of online games in the market. The online game market in Thailand started in 2001 with a few free trials. The market grew significantly in late 2002 and in 2003 as the market expanded with new online game products imported from Korea and Taiwan. The increased number of online game products is an important factor that directly stimulates more online game subscribers in Thailand.

      Strong game community. Online game operators in Thailand often establish their own community among subscribers to enhance the online game experience and for long-term user loyalty to their products.

      Strict piracy control policies for offline games benefit online game market growth. The Thai government was pressured by international copyright protection agreements and software product vendors to minimize software piracy rates in the country. This resulted in lower availability of pirated offline game CDs in the market and more game users turning to play online games as an alternative.

      According to IDC, future growth drivers and trends for the online game market in Thailand include:

      Development of Internet cafés. The widespread and expanding number of Internet cafés in Thailand is expected to result in a higher online game user penetration and an increasing online game market size.

      According to IDC, the online game market in Thailand is highly concentrated with only three major service providers (with one dominant provider commanding a market share of 89.4% based on online game subscription revenues) accounting for most of the online game market revenues in Thailand in 2003. In the same year, these three service providers accounted for 97.2% of total online game subscription revenues in the Thailand market.

The online game market in the United States

									CAGR (2003-2007)
	2002		2003		2004		2007		forecast

Home internet users (in thousands)		142,300		156,573		169,740		200,641	7.1%
Online game users (in thousands)		67,784		76,954		87,265		113,216	10.8
Paying online game users (% of total online game users)		1.5%		2.0%		2.4%		3.4%
Online game subscription revenue (in millions of US$)	US$	130.9	US$	262.6	US$	355.3	US$	545.6	33.0

Source: IDC: Market Analysis — U.S. Online PC Gaming Forecast and Analysis, 2003-2007: Not Just Playing Around Anymore (September 2003), Market Analysis — U.S. Internet Demographic Forecast; 2003-2007: The Web’s Future is Still Bright — Use Sunscreen (August 2003)

     According to IDC, the United States online game market is one of the fastest growing markets globally. According to IDC, from 2002 to 2007, subscription revenues in the United States are expected to grow by a CAGR of 33.0% to reach US$545.6 million in 2007.

      Although the overall game industry in the United States is relatively mature, its online game sector was only recently established and is still developing. The types of online games offered in the United States vary from hardcore fantasy role playing games such as Everquest to casual games at Yahoo! Games, and practically any genre of game can be found to suit the various interests, desires, and skill sets of users. The wide variety of online games has contributed to online games becoming a viable mainstream entertainment activity in the United States. However, growth for massively multiplayer online role playing games has been, and is expected to continue to be, slow.

      According to IDC, the primary market drivers of the United States online gaming market are:

      Broad audience for online games. The wide variety of online games have expanded the user base from a niche of male teenagers and young adults to a user base of all ages with strong appeal for both genders.

      According to IDC, future growth drivers and trends for the online game market in the United States include:

      Broadband adoption. While most major portals and game sites have historically been accessed primarily through dial-up services, the recent partnerships between broadband Internet service providers, major game portals and game companies are expected to generate greater interest in, and opportunities to play, online games through a more diverse offering of game content and improved game experience.

      Casual games. As the casual games market continues to attract an increasing number of users, some of the new users may find interest in online games as well.

BUSINESS

Overview

      We are a leading developer and distributor of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users. We are based in Korea and our principal product, Ragnarok Online, is currently commercially offered in 19 markets, including Korea. Ragnarok Online recorded over 770,000 aggregate peak concurrent users and over 400,000 average concurrent users during the third quarter of 2004. We also offer a number of mobile games, participate in the production of a televised animation series, and license the merchandizing of characters-related products based on our online games. We intend to diversify our online game offering by developing online games internally and publishing additional online games developed by third parties.

      Except Korea, the United States and Canada, in all the countries in which Ragnarok Online is distributed, our overseas licensees handle marketing, operation, billing and customer service in consultation with us. Our license agreements generally have a term of two years. We rely, as a significant source of our revenue, on the initial license fees and the ongoing royalties from our overseas licensees. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscription to Ragnarok Online in their respective markets. In Korea, we directly handle game operations while in the United States and Canada, our wholly-owned subsidiary, GRAVITY Interactive LLC, handles the operation.

      The graphs below illustrate, on a quarterly basis, the growth of aggregate peak concurrent users and average concurrent users of Ragnarok Online since August 1, 2002, the date it was commercially launched, on a combined basis as well as in each of our major markets.

Aggregate peak concurrent users(1) of Ragnarok Online per quarter in all markets

Average concurrent users(2) of Ragnarok Online per quarter

in all major markets

Peak concurrent users(1)(3) of Ragnarok Online per quarter in Taiwan and Hong Kong, Thailand,

Japan, China, Korea and USA

Average concurrent users(2)(3) of Ragnarok Online per quarter in Taiwan and Hong Kong, Thailand, Japan, China and Korea

Notes:

(1)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(2)	The number of average concurrent Ragnarok Online users in a given period represents the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution, in which Ragnarok Online is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(3)	The Company believes that the number of users simultaneously logged on provides meaningful information about the Company’s relative industry position because the number of users simultaneously logged on to our game servers (i) represents a key online game industry benchmark, (ii) is reflective of the Company’s active customer base, and (iii) co-relates generally to revenues received for that game.

     The following table sets forth a breakdown of our revenues, including a country-by-country breakdown of our subscription revenues and royalties and license fees.

	Year ended December 31,								Nine months ended September 30,

	2002			2003					2003			2004

	(in millions of Won and thousands of US$)
Ragnarok Online revenues:
Subscriptions:
Korea	W	7,173	73.1%	W	16,186	US$	14,051	38.1%	W	12,307	44.1%	W	10,142	US$	8,804	21.2%
United States(1)		137	1.4		2,374		2,060	5.7		1,618	5.8		2,733		2,372	5.7
Royalties and license fees:
Japan		826	8.4		9,008		7,819	21.2		5,305	19.1		12,506		10,855	26.1
Taiwan		1,253	12.8		8,526		7,401	20.1		5,541	19.9		10,846		9,415	22.6
Thailand		—	—		2,593		2,251	6.1		1,527	5.5		3,871		3,360	8.1
China		—	—		1,800		1,563	4.2		905	3.2		2,177		1,890	4.5
Others		—	—		877		761	2.1		64	0.2		3,657		3,175	7.6

Sub-total		2,079	21.2		22,804		19,795	53.7		13,342	47.9		33,057		28,695	68.9

Mobile games:		—	—		43		37	0.1		35	0.1		253		220	0.5
Character merchandising and other revenue:		427	4.3		1,024		889	2.4		575	2.1		1,793		1,556	3.7

Total revenues	W	9,816	100.0%	W	42,431	US$	36,832	100.0%	W	27,877	100.0%	W	47,978	US$	41,647	100.0%

Note:

(1)	Includes subscriptions from Canada.

History, development and organization

      We were incorporated as a company with limited liability under Korean law on April 4, 2000. In August 2002, we commercially launched Ragnarok Online, our first online game, in Korea. In 2002, 2003 and the first nine months of 2004, we made capital expenditures of W2.2 billion, W4.8 billion and W11.9 billion, respectively. In March 2003, we established GRAVITY Interactive, LLC, our wholly-owned subsidiary in the United States. In January 2004, we acquired 50% of the voting shares of RO Production Co., Ltd., our Japan subsidiary. In October 2004, we obtained from GungHo Online Entertainment Inc., then the other 50% shareholder of RO Production, their ownership interest in RO Production, which made RO Production our wholly-owned subsidiary.

      The following is our organization chart:

Competitive strengths

      Our competitive strengths include the following:

Leading online game in multiple markets

      Ragnarok Online’s success and appeal are demonstrated by our presence and leading market positions based on peak concurrent users in countries such as Japan, Taiwan and Thailand. During the first nine months of 2004, Ragnarok Online recorded over 770,000 aggregate peak concurrent users and over 400,000 average concurrent users. We believe Ragnarok Online’s community-centric features and user-friendly interface have attracted a wider user base than most other massively multiplayer online role playing games while Ragnarok Online’s low graphics and processing requirements have contributed to the game’s success in certain countries such as Thailand and the Philippines. Moreover, Ragnarok Online has appealed to a broad segment of users, including females and a wide range of age groups.

Early entrant in key online game markets

      Due in part to our early entry in a number of key online game markets, such as Japan, Taiwan, Thailand and China, Ragnarok Online has captured a large number of loyal users since its commercialization. In addition, through our established relationships with online game operators in several countries, we have successfully marketed the Ragnarok brand and our other related products, providing us with several key competitive advantages over many of our competitors.

•	we have established a large and loyal user base which we believe allows us to more effectively market and sell our products, including new online games;

•	our user base and the real-time tracking features of our online games allow us to record, catalog, reference and otherwise have access to customer data, such as game playing preferences; and

•	we are able to obtain access to in-depth knowledge of local markets and user preference through our relationships with leading local online game operators.

      We believe that these are important factors to support the launch of our additional products in these markets. We also believe that the barriers for new entrants in these markets are rising due to the increasing costs associated with the development and sourcing of new games and content, difficulties in securing well-established distribution channels and intensifying competition among online game developers.

Capability to develop and source new online games, effectively market products and distribute products

      We believe that we have a robust game development, sourcing and global distribution capability with an extensive and loyal core user base and sophisticated data mining system.

•	Game development and sourcing capability: As of September 30, 2004, we had a team of 176 experienced game developers and dedicated specialists in design, technical development and artwork, which also includes the majority of the original development team of Ragnarok Online. In addition, Mr. Myoung-Jin Lee, the creator of the Ragnarok Online storyline and characters, serves as a consultant to us. Our development team is currently developing new in-house games, Requiem and Ragnarok Online 2, to broaden our product offering. In addition, we believe that we are an attractive partner for third party online game developers that may be interested in licensing their games to us for distribution in international markets. Due to the popularity of our product Ragnarok Online, our large and loyal user base and our established distribution network, we are approached by third party online game developers to publish and distribute their games. We have reviewed for publication numerous online games in various stages of development by third party online game developers. Consequently, we believe we are well-positioned to source and publish online games developed by third parties.

•	Extensive game community: Our large game user base has allowed us to establish an online game community that retains existing users and attracts new users. This game community has provided us with opportunities to stage large marketing events, such as tournaments to promote our products. In addition, the established online game community gives us a natural and accessible audience to which we can market our new online games as well as cross-market our online game related-products.

•	Global game distribution capability: We have a robust game distribution capability with established relationships with local operators in 19 countries. Our established relationships with these local operators help to ensure that our products will be timely and effectively distributed. In addition, we believe that our distribution capability will be attractive to third party game developers as it will increase the exposure of their products to various online game markets.

      We believe that our online game community, established distribution channels and strong relationships with operators will enable us to develop new products to grow our revenue base as well as facilitate our expansion in existing and additional geographic markets.

High quality customer service

      We place a significant emphasis on technology, personnel and training to facilitate excellent customer service. We employ game masters to respond to customers’ inquiries, resolve any problems encountered by our users, and actively and continuously monitor the game environment. We also operate a centralized customer service center in Korea which operates 24 hours a day, seven days a week to provide real-time assistance to our users via in-game bulletin boards, emails, telephone and facsimile. In our overseas markets, our licensees handle customer service through varying combinations of in-game bulletin boards, call centers, emails and facsimile with assistance, from time to time, from our overseas customer support staff. Some requests such as those relating to game management are directed to our customer service staff in Korea.

Experienced management team

      We have an experienced and innovative management team. Our management’s experience in the online game industry in Korea and Asia enables our management team to effectively position us to take advantage of the emerging market trends in these markets. Moreover, the entrepreneurship, leadership, vision and relevant game experience of Mr. Jung Ryool Kim, one of our joint representative directors and our largest shareholder have helped us to build our online games business from a start-up company to the developer of one of the most successful online games in the world in terms of aggregate peak concurrent users in less than four years. Mr. Jung Ryool Kim is one of the most experienced professionals in the game industry with over 25 years of experience in the Korean game industry. Our chief executive officer, Mr. Richard Hyonkook Kim has 11 years of experience in finance and four years of game publishing experience while our chief financial officer, Mr. Kwan Shik Seo, has 19 years of finance and accounting related experience.

Strategy

      Our key strategic objective is to strengthen our competitive position and to be a leading developer and publisher of online games with a broad product offering and presence in multiple markets. Our business strategy consists principally of the following elements:

Maintain and strengthen our competitive position in online games

      We aim to maintain and strengthen the competitive position of our online games by continuing to upgrade game content and quality to satisfy user expectations. We, along with our overseas licensees, will continue to conduct marketing campaigns and online in-game events to increase the loyalty and playing time of our existing user and attract new users. We also plan to expand our game community by developing attractive community features and tools to enhance user interaction and loyalty. For instance, we plan to further update and enhance the content of our principal product, Ragnarok Online, during the second quarter of 2005. In addition, we plan to continue to provide dedicated customer service and technical support to provide our users with a stable game playing environment.

Continue to focus on international expansion

      We plan to continue the expansion and penetration of our products in new overseas markets. Consistent with this strategy, we plan to commercialize Ragnarok Online in four to seven additional countries by the end of 2005. In this regard, we plan to commercialize Ragnarok Online in Brazil in the first quarter of 2005. In addition, we have begun open beta testing of Ragnarok Online in India and have entered into a license agreement with an operator in Russia and Vietnam. In addition, we plan to maintain our existing relationships with online game operators in overseas markets and take advantage of our relationships to distribute other products and / or obtain more favorable contractual terms. We also intend to focus on the operations of our overseas subsidiaries in Japan and the U.S. to enhance our presence in these key markets. We believe that further geographic diversification will contribute to the growth and stabilization of our revenue streams. As we evaluate our license agreements in these markets, we may selectively choose to operate directly in certain markets through our subsidiaries.

Enhance development of proprietary games and publication of licensed games

      We intend to offer a broader and more sophisticated game offering by developing and procuring additional games. We will continue to devote significant resources to the in-house development of our own games by hiring new talented development staff to augment our game development capabilities and to make additional investments in new technologies. We are currently developing Requiem and Ragnarok Online 2 and expect to begin open beta testing by late 2005 and early 2006, respectively. Separately, we will also continue to focus on publishing online games licensed from third party developers by taking advantage of our strong game distribution capability. For example, in December 2004, we signed a memorandum of understanding with Expotato Corporation, a third party game developer in Korea, to publish, market and offer “Come On Baby! Road Star”, an online casual racing action game. Under this memorandum of understanding, we are required to pay W1 billion to Expotato as an initial license fee in the event that a definitive licensing agreement is entered into. We expect to enter into a definitive licensing agreement during the next several months subject to test operations of this game to our satisfaction. If a definitive licensing agreement is signed as planned, we plan to target the commercial launch of this game by the third quarter of 2005. There can be no assurance, however, that this transaction will be completed.

Taking advantage of our current products for revenue diversification and growth

      In order to continually diversify our revenue base, we intend to take advantage of our current products to expand into other related businesses, including mobile games, animation and game character-based merchandise businesses. We have begun to offer mobile games in Korea, with game content that is derived from Ragnarok Online. We currently have an established mobile game business with nine active games and from January 1, 2004 through September 30, 2004, generated revenue of W253 million (US$220 thousand). In Japan, the Ragnarok animation series, which is largely based on Ragnarok Online characters and story line, has become popular while our merchandising business continues to grow.

Our products

      We currently have four product lines: massively multiplayer online role playing games, mobile games, animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 97.5% of our revenue in 2003 and 95.7% of our revenue for the nine months ended September 30, 2004. We are seeking to diversify our revenue sources by offering additional massively multiplayer online role playing games and other products and services, including mobile games.

Massively multiplayer online role playing games

      Until recently, we commercially offered one massively multiplayer online role playing game, Ragnarok Online. In January 2005, we commercially launched another massively multiplayer online role playing game, R.O.S.E. Online. In addition, we are internally developing two other massively multiplayer online role playing games, Requiem and Ragnarok Online 2.

      To prepare for the commercial launch of a new game, we conduct “closed beta testing” for the game to eliminate technical problems, which is followed by “open beta testing” in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team addresses any technical problems and programming flaws that may compromise a stable and consistent game environment.

      A prospective user of our massively multiplayer online role playing games must first apply online to register as a member of a game’s online community by setting up a user account and password. After becoming a registered member, the user can download free of charge the user-end software from the game website. Once the game is officially downloaded, users must prepay to play our massively multiplayer online role playing games except during an open-beta testing period.

      The following table summarizes the massively multiplayer online role playing games that we are either currently offering or in the process of developing.

Massively multiplayer online role			Date of commercial
playing game	Description	Game source	launch/testing

Ragnarok Online	Action adventure with 99 levels of skill upgrades, which features two- dimensional characters in three-dimensional backgrounds(1)	In-house developed	Commercial launch in August 2002
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Licensed from third party developer	Commercial launch in January 2005
Requiem	Three-dimensional action adventure	In-house developed	Currently in development with open beta testing planned by late 2005
Ragnarok Online 2	Three-dimensional sequel to Ragnarok Online	In-house developed	Currently in development with open beta testing planned by early 2006

Note:

(1)	A game with such features is typically referred to as a 2.5 dimensional game.

Massively multiplayer online role playing games currently offered

— Ragnarok Online

      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. In return, we paid Mr. Lee an initial license fee of W40 million and are required to pay royalties based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand, including the operation or licensing of Ragnarok Online. This agreement expires in January 2033.

      Ragnarok Online is an action adventure-based massively multiplayer online role playing game that combines cartoon-like characters, community-oriented themes and combat features in a virtual world within which thousands of players can interact with one another. Unlike games offered by many of our competitors, Ragnarok Online features cute, fantasy-based characters and is not centered around sexual and violent content. Furthermore, we believe that the highly interactive and community-oriented nature of Ragnarok Online, such as marriages and organization of guilds in cyberspace, are important to users who appreciate social interaction in a virtual setting.

      Other key features of Ragnarok Online include the following:

•	players may assume an ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses. In Ragnarok Online, the user starts as a “novice” and undergoes training in a specialized mapped game zone to become familiar with the game features. Once that stage is completed, the user can choose from six basic characters, each with a distinct combination of different traits;

•	as each game character advances in challenge levels, the character can enter into a greater range of mapped game zones and morph into a more sophisticated game character in terms of game attributes and special powers;

•	Ragnarok Online characters may visually express the users’ mood and emotions by using emotive icons that appear within a bubble above the characters’ heads. We believe that this feature significantly expands the interface for user interaction and elevates the level of social reality of the game;

•	game features may be traded or sold within the game, and game characters may simulate real-life experiences such as marriage, group fights and joining a guild. In addition, players may communicate with each other through in-game chatting or instant messaging;

•	special events are held from time to time to stimulate community formations. For example, we periodically host “fortress raids” for which players are encouraged to organize themselves into a team to compete against other teams to capture a fortress within a set time; and

•	the game has no preordained ending and is designed to continuously evolve in terms of plots, mapped game zones and character attributes through enhancements from time to time.

      We believe Ragnarok Online is popular across broad demographic segments. For example, Ragnarok Online carries strong appeal among female as well as male users. The male-to-female ratio of the Ragnarok Online users, as of September 30, 2004, was approximately 65:35 in Korea. We believe that a significantly higher percentage of male users play our competitors’ games. We believe this trend is generally consistent in our overseas markets.

      We believe that the personal computer, or PC, configurations required to run Ragnarok Online are lower than or on par with many other competing massively multiplayer online role playing games, which we believe has facilitated our successful entry into and continued expansion of Ragnarok Online in many of the developing countries in which Ragnarok Online is distributed. As we were developing and preparing to launch Ragnarok Online in Korea and overseas markets, we carefully balanced perceived demand for sophisticated three-dimensional graphics with prevailing computer processing and graphics capabilities in such markets. Based on these considerations, we opted to launch Ragnarok Online based on a combination of two-dimensional characters with a three-dimensional background, which would require lower PC configurations than three-dimensional massively multiplayer online role playing games. The recommended minimum PC configuration for Ragnarok Online is a CPU of Pentium III 1.6 GHz, 256 MB RAM and a 32 MB graphic card. Ragnarok Online can be accessed through a dial-up modem as well as broadband Internet.

— R.O.S.E. Online

      We commenced open beta testing of our second massively multiplayer online role playing game, R.O.S.E. Online, in September 2004 and commercially launched it in January 2005. R.O.S.E. Online, a three-dimensional game, is the first online game developed by a third party that we published pursuant to an exclusive publishing license agreement. R.O.S.E. Online was developed by Trigger Soft Corporation, a Korean game developer with nearly ten years of experience in PC game development, in close coordination with our in-house game development team. The term of our exclusive publishing license under this agreement is for a five year period beginning in October 2004. Under this agreement, we have a right to sublicense R.O.S.E. Online to third parties, including our overseas licensees. In addition, we have a right to participate in the development or licensing of the games which will be developed by Trigger Soft. Of the seven episodes to be introduced for R.O.S.E. Online, two episodes are currently available and the remaining five episodes are expected to be added over time.

Massively multiplayer online role playing games to be offered in the future

— Requiem

      We are currently developing Requiem and plan to commence its open beta testing by late 2005. Unlike Ragnarok Online, we are designing Requiem to prominently feature user-to-user combat. In addition, we are using advanced game development engines for enhanced graphics and to capture the game’s speedy and streamlined action movements.

— Ragnarok Online 2

      We are currently developing Ragnarok Online 2 as a sequel to Ragnarok Online. We plan to commence its open beta testing by early 2006. While the distinguishing features of Ragnarok Online 2 are still under consideration, we expect that it will continue in the tradition of the original Ragnarok Online, but in a more dynamic three-dimensional format.

Our mobile games

      As compared to massively multiplayer online role playing games, mobile games, which are played using mobile phones and other mobile devices, are easily playable and have shorter game playtime. Mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the online game culture without making substantial commitments in terms of time and resources. As a result, we believe that mobile games will allow us to target a broader audience of users, help us expand the online game culture beyond Internet cafés and users’ homes and act as effective marketing tools to attract new users to our massively multiplayer online role playing games.

      We entered into the mobile game business in Korea in 2003. As of September 30, 2004, we offered nine mobile games in Korea, which can be played with mobile phones after downloading them from the mobile game platforms of telecommunications operators. We are currently negotiating arrangements to offer our mobile games in several countries.

      Users typically pay a per-download fee to the mobile telecommunication operator and then play the game for an indefinite period of time. To date, we derived revenues from mobile games from Korea only. The typical per-download fees are approximately in the range of W1,500 to W2,500 in Korea, the NT dollars equivalent of W2,500 to W3,000 in Taiwan and the Renminbi equivalent of W700 in China. In Korea, the mobile telecommunications operators remit to us 81% to 86% of the download fees (net of charges). In the first nine months of 2004, our mobile games were downloaded approximately 150,000 times and generated W253 million (US$220 thousand) in revenues.

Our game-related products and services

Animation

      RO Production Co., Ltd., our Japanese subsidiary, entered into an agreement with G&G Entertainment INC. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of our online game Ragnarok Online licensed from us. The series was broadcast on Japanese television and is now being broadcast in the Philippines. The series has also been exported to China, Taiwan, Thailand and Indonesia. We intend to expand the distribution of Ragnarok animation to North America and Europe and create other animation products for international distribution. In addition to the potential revenue generated from the sale of broadcasting rights, videos, DVDs and Internet viewing, we believe that our animation products will enhance the brand recognition of Ragnarok Online and facilitate cross-selling of other products. Our revenues from our animation business were W130 million (US$113 thousand) for the nine months ended September 30, 2004.

Game character merchandising

      In order to take advantage of the commercial opportunities presented by the popularity generated by our games and game characters, we and our licensees have begun marketing dolls, fancy items and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on Ragnarok Online characters. We market the merchandise mostly through convenience stores where, in China and many Southeast Asian countries, pre-paid game cards for our games are sold.

      We have entered into arrangements with seven Korean vendors and five overseas vendors to license Ragnarok’s animation characters in Japan, Taiwan, Hong Kong, China, Thailand, the Philippines, Indonesia, Singapore and Malaysia. In the nine months ended September 30 2004, the total amount of licensing fees from our contracts with Korean vendors was approximately W241 million and the total amount of licensing fees from our contracts with overseas vendors was approximately W1,174 million. We intend to expand our character marketing to other countries in Asia, North America and Europe.

Our markets

      In 2003, revenues generated from Ragnarok Online in Korea accounted for 38.8% of our total revenues while 61.2% of our revenues were generated from the payment of royalties and license fees by our licensees in overseas markets. In the nine months ended September 30, 2004, approximately 77.6% of our revenues were generated from royalties and license fees paid by our licensees in our overseas markets.

Korea

      In Korea, we commercially launched Ragnarok Online and began to charge subscribers to play the game in August 2002. Our Ragnarok Online subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide Internet access to their customers. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from W400 to W1,500 per hour and subscribe to various online games. As of September 30, 2004, we had over 8,000 Internet cafés offering Ragnarok Online in Korea. In order to offer Ragnarok Online, an Internet café typically purchase from us minimum game hours. For the first nine months of 2004, the subscription collected from Internet cafés accounted for 17.9% of our subscription revenues in Korea.

      According to the 2004 Korea Game White Paper, the number of Internet cafés in Korea, estimated at approximately 21,000 as of December 31, 2003, has not increased since 2000 and declined in 2003. However, the number of PCs in those cafes increased approximately 10% in 2003 to more than one million PCs at the end of 2003. Furthermore, according to data published by KGDI, over 95% of the PCs in those Internet cafés are capable of supporting games that require a random access memory of 10 megabytes or more and are therefore suitable for most three-dimensional online games. Therefore, we expect that Internet cafés will continue to serve as an attractive location for serious online game users.

Overseas markets

      Currently, we commercially offer Ragnarok Online in 18 overseas markets: Taiwan, Hong Kong, Japan, China, United States, Canada, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Germany, Austria, Switzerland, Italy, Turkey, Australia and New Zealand. Through our licensees, we are currently conducting open beta testing for Ragnarok Online in two countries, Brazil and India. In most of these countries,

Ragnarok Online is distributed through local game operators and distributors. For the year ended December 31, 2003, Japan, Taiwan, China and Thailand were our four largest overseas markets based on revenue contribution and the number of peak concurrent Ragnarok Online users.

      The following table lists the countries in which we commercially offer Ragnarok Online, our licensees, the dates of license agreements, commercial launch and expiry of the license agreements.

Date of
		Date of license	commercial
Country	Licensee	agreement	launch	Date of expiry

Japan	GungHo Online Entertainment Inc.	July 2002	December 2002	August 2006 (1)
Taiwan / Hong Kong(2)	Soft-World International	May 2002	October 2002	October 2006 (3)
Thailand	Asiasoft International Company Ltd.	June 2002	March 2003	March 2007(4)
China	Value Central Corporation(5)	October 2002	May 2003	May 2005
Singapore / Malaysia(2)	Value Central Corporation(6)	May 2003	April 2004	April 2006
Philippines	Level Up! Inc.	March 2003	September 2003	September 2005
Indonesia	PT. Lyto Datarindo Fortuna (7)	February 2003	November 2003	February 2005
Europe(8)	Burda Holdings International GmbH	November 2003	April 2004	April 2006
Australia / New Zealand	Ongamenet PTY LTD.	July 16, 2004	December 2004	November 2006

Notes:

(1)	Renewed in September 2004.

(2)	Governed under a single license agreement covering both markets.

(3)	Renewed in October 2004.

(4)	Renewed in October 2004.

(5)	Wholly-owned subsidiary of Soft-World International which offers and operates Ragnarok Online through Gameflier (Beijing) Co., Ltd., another subsidiary of Soft-World International, and is operating Ragnarok Online in China through cooperation arrangements with local companies.

(6)	Wholly-owned subsidiary of Soft-World International.

(7)	Previously with a different licensee.

(8)	Represents massively multiplayer online role playing game operations in Germany, Austria, Switzerland, Italy and Turkey. A single operator services these five countries under one license agreement.

     As consideration for allowing our overseas licensees to operate and distribute our games, we receive the following:

•	an initial license fee for initial set-up costs, technical support and advisory services that we provide until commercial launch, and

•	ongoing royalty payments based on a percentage of revenues generated from Ragnarok Online subscription in the respective overseas markets.

      In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of a material breach by either party, including, in our case, the licensee’s failure to pay royalty fees in a timely manner.

Pricing

      Our overseas licensees generally develop, after consultation with us, a retail pricing structure for the Ragnarok Online users in their respective markets. Pricing structures are determined primarily based on the cost of publishing and operating the game, the playing and payment patterns of the users, the pricing of competing games in a given market and the purchase power parity of consumers in that market. Since the launch of Ragnarok Online in August 2002, we have tracked and accumulated user data generated from our user base, which provide us with an extensive database to analyze user patterns and establish pricing for other markets. Due to competitive pressure and in line with market practice, we and our licensees have not raised prices for Ragnarok Online following its commercial launch in a country. The pricing for Ragnarok Online has remained generally stable in each of our markets since the respective date of Ragnarok’s Online commercial launch in those markets.

Korea

      In Korea, we determine the pricing plan for Ragnarok Online. We offer separate pricing plans to Internet cafés and individual PC account subscribers. Our subscribers have an option to pay an hourly fee or a monthly flat fee. The following table sets forth our pricing plans in Korea for Ragnarok Online access as of September 30, 2004.

	Subscription fees

Individual PC users
Flat-fee rate	One month	W 22,000
	Two months	41,800
	Three months	59,400
Hourly-fee rate	5 hours	3,300
	20 hours	8,800

	Number of PCs	Flat fee per PC

Internet cafés(1)
Monthly flat-fee	1-4 PCs	W 33,000
	5-10 PCs	31,350
	11-20 PCs	30,250
	21-30 PCs	29,700
	over 30 PCs	28,700
Hourly-fee rate	300 hours	77,000
	600 hours	154,000
	1,000 hours	238,700
	2,000 hours	455,400

Note:

(1)	Certain volume discounts apply.

     Approximately 82.1% of our revenues from Ragnarok Online in Korea for the first nine months of 2004 were derived from subscriptions by individual PC users and the remaining 17.9% was derived from payments from Internet cafés.

      Individual PC subscribers in Korea can choose from a number of alternative payment options, including online credit card payments, prepaid cards and charges made through mobile or fixed telephone service provider payment systems. We pay a commission in the range of 9% to 13% to third parties to process payments. These third parties bear the delinquency risk associated with payments from subscribers.

Overseas markets

      The pricing for Ragnarok Online in our five largest overseas markets, Japan, Taiwan, China, Thailand and the United States, is as follows:

Japan

      Our licensee in Japan, GungHo Online Entertainment, offers only one rate for Ragnarok Online and charges ¥1,500, or US$13.61, per 30 days of use. Users in Japan typically pay for access to Ragnarok Online with credit cards or cyber money, which is increasingly becoming a popular payment method in Japan.

Taiwan

      Our licensee in Taiwan, Soft-World International, typically does not offer a separate subscription plan for Internet café outlets. In Taiwan, most users purchase prepaid debit point cards for access to Ragnarok Online. The prepaid cards can be purchased online, by mobile phones or at convenience stores, Internet cafés and at other locations in Taiwan. Taiwan also has websites dedicated to selling pre-paid cards for various uses, including online game payments. Our licensee in Taiwan currently offers approximately 200 different rates for Ragnarok Online. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in Taiwan as of September 30, 2004:

Points(1) or days	Retail price(2)

150 points	NT$	150
30 days		350
90 days		950

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use.

(2)	As of September 30, 2004, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$33.99 to US$1.00.

China

      Our licensee in China, Value Central, a wholly-owned subsidiary of Soft-World International, operates and offers Ragnarok Online, through Gameflier (Beijing) Co., Ltd., its affiliate. Since neither Value Central nor Gameflier (Beijing) Co., Ltd. holds the requisite license to engage in online games business in China, these companies operate Ragnarok Online through cooperative arrangements with qualified local companies in China. In China, Ragnarok Online can be accessed through prepaid cards. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of Ragnarok Online players purchase prepaid debit point cards at Internet cafés or retail game outlets or purchase prepaid online credits by directly settling at Internet cafés, which in turn purchase online credits from our China licensee. Each prepaid card contains a network access password to access Ragnarok Online from a PC at home or at an Internet café. Ragnarok Online access prices were set significantly lower in China than in Korea to take into account the prevailing pricing structure of other online games in the Chinese market as well as relatively low consumer spending levels. Our licensee in China currently offers approximately 200 different rates for Ragnarok Online. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in China as of September 30, 2004:

Points(1) or days	Retail price(2)

150 points	RMB 10
450 points	30
30 days	45

Notes:

(1)	Six points are deducted for every hour of use.

(2)	As of September 30, 2004, the noon buying rate of Renminbi to U.S. dollars quoted by the Federal Reserve Bank of New York was RMB 8.2766 to US$1.00.

Thailand

      Our licensee in Thailand, Asia Soft International, permits users to access Ragnarok Online through prepaid cards. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in Thailand as of September 30, 2004:

Hours or Days	Retail Price(1)

10 hours	55 Baht
20 hours	89
40 hours	159
15 days	189
30 days	349

Note:

(1)	As of September 30, 2004, the noon buying rate of Baht to U.S. dollars quoted by the Federal Reserve Bank of New York was Baht 41.440 to US$1.00.

The United States

      Our wholly-owned subsidiary in the United States, GRAVITY Interactive LLC, permits users to access Ragnarok Online through credit cards or bank transfers, and to a lesser extent, prepaid cards, which are relatively new in the United States. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in the United States as of September 30, 2004:

Hours or month	Retail price

30 hours	US$	7.99
1 month		12.00
3 months		32.00
6 months		57.00

Game development and publishing

      We expect the online game industry to be characterized by increasing demand for sophisticated games with higher graphics resolution, better sound quality and more life-like animation. In response, we intend to expand our game offerings by continuing to develop additional games in-house and by publishing new games developed by us or licensed or acquired from third party developers.

In-house game development

      We developed Ragnarok Online in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the Ragnarok Online experience and on developing new massively multiplayer online role playing games incorporating the latest technologies. We currently have two massively multiplayer online role playing games, Requiem and Ragnarok Online 2, under in-house development. Our game development department is divided into three development teams, each responsible for the massively multiplayer online role playing games in operation or under development. We also have a fourth development team dedicated to developing mobile games. As of September 30, 2004, we employed a total of 176 game developers.

Publishing

      R.O.S.E. Online was developed by Trigger Soft, a third-party Korean game developer with more than ten years of game developing experience, and is published by us pursuant to an exclusive publishing license agreement with Trigger Soft. Under this agreement, we paid Trigger Soft an initial license fee of W700 million and are obligated to pay ongoing royalties equal to 25% of domestic, and 50% of overseas, adjusted revenues (net of value-added taxes and marketing and certain other expenses) related to R.O.S.E. Online. In line with our product diversification strategy, we intend to publish more games developed by third parties.

      Our publishing and licensing process includes the following:

•	Preliminary screening. Our preliminary screening process for a game typically includes our preliminary review and testing of the game and discussions with the game developer regarding technological and operational questions.

•	In-depth examination, analysis and commercial negotiation. Once a game passes the preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer.

•	Game rating and regulatory registration and approval. Once a license agreement for a game is signed, we submit an application to the Korea Media Rating Board to obtain a game rating. This process generally takes anywhere from seven days to three months. We also typically register our intellectual property rights with respect to our license agreements with the relevant Korean government agency.

•	Testing and marketing. Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with development of the game. Closed beta testing usually takes 6-12 months for massively multiplayer online role playing games but may take significantly more time if material problems are detected. Open beta testing of massively multiplayer online role playing games usually takes three to six months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor to the local cultural preferences.

Marketing

      We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and offline events. Due to the close-knit nature of the online game community, word-of-mouth is an important medium to the promotion of our games.

      In Korea, ten independent promotional agents promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission of 30% of revenues received from Internet cafés in the allocated area, subject to a performance-based monthly adjustment of plus or minus 5% of such revenues.

      We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on website portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent W1,435 million in 2002, W4,285 million in 2003 and W3,360 million for the nine months ended September 30, 2004 on advertising and promotions.

      We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized seven in-game events for Ragnarok Online users in 2003, and three in-game events for the nine months ended September 30, 2004. In July 2004, we hosted in Korea the Ragnarok World Championship, an offline competition event, at which more than 200 users from 21 countries convened to compete. The event was visited by approximately 100,000 visitors and was broadcast over one of Korea’s cable television channels.

      In most of our overseas markets, marketing activities are principally conducted by our overseas licensees and typically consist of advertising on website game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. From time to time our licensees also market our games through sponsoring promotional events jointly with other local game publishers in order to reach a broader local audience.

      Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. We believe that marketing through our licensees is more effective and cost-efficient than direct marketing by us in light of the established brand recognition and marketing networks of our licensees and their comparative advantage in identifying and taking advantage of the cultural and other local preferences of overseas users.

Game support

      We are committed to providing superior customer service to our users. As of September 30, 2004, 60 employees were game masters, 24 employees were members of our domestic customer service team and 40 employees were members of our overseas customer support team. With the growth of our user base and the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

      In Korea, we provide customer service for our massively multiplayer online role playing games through in-game bulletin boards, call centers, email and facsimile and a walk-in customer service center. Our in-game bulletin boards allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees handle customer service through varying combinations of in-game bulletin boards, call centers, email and facsimile, with assistance, from time to time, from our overseas customer support staff.

      In addition to providing customer service to our users, our customer service staff also collect user comments with respect to Ragnarok Online and generate daily and weekly reports for our management and operations that summarize important issues raised by users as well as how such issues have been addressed.

Network and technology infrastructure

      We have designed and assembled a game server network and information management system in Korea to allow a centralized game management on a global basis. Our system network is designed to speedily accommodate a growing subscriber base and demand for faster game performance. Our game server architecture runs multiple servers on a parallel basis to readily accommodate increased user traffic through deployment of connection to servers, which permits us to route users in the same country to servers with less user traffic. Each of these servers are linked to our information systems network to ensure rapid implementation of game upgrades and to facilitate game monitoring and supervision.

      We maintain our server hardware in a single climate-controlled facility at Korea Internet Data Center in Seocho-dong, Seocho-gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of September 30, 2004, our server network for our game operations in Korea consisted of a total of 381 servers.

      In overseas markets, our overseas licensees own or lease the servers necessary to establish the server network for the online games and we assist our overseas licensees with initial assembly and installation of operating game servers and optimizing their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with assembly and operation of the system network and game servers. Following installation, we typically station two to five of our technicians and customer support staff in that market to assist with on-site game operation and technical support. Our overseas licensees are responsible for providing database and other game information backup.

      Our game management software can program the game content to include localized features such as virtual map zones specific to each market. These features can be updated disparately at the host country level in order to encourage development of a communal spirit among the users from the same country.

Competition

      We compete primarily with other massively multiplayer online role playing game developers and distributors in each of our markets. In addition, we also compete for users against various offline games, such as console games, arcade games and handheld games. We compete primarily on the basis of the quality of the game, which depends partly on the ability to consistently attract creative game developers, the technical stability of our online game platform, the quality of our customer service, the reach of our distribution network and the efficiency of our payment systems.

Competition in Korea

      The online game market in Korea divides into the massively multiplayer online role playing game market and the market for casual games, such as online card games, that are available on game portal websites. The leading providers of massively multiplayer online role playing games in Korea are NCsoft Corporation, Webzen and us based on the number of peak concurrent users. NCsoft released Lineage II, a sequel to the original Lineage in July 2003. Lineage II is an enhanced version of the original Lineage game released in 1998, which gained dominant popularity in Korea. Webzen released Mu in May 2001 and ranked second in market share in Korea based on peak concurrent users. The leading providers of portal-based online casual games in Korea are Neowiz Corp., operating under the brand portal of Pimang, NHN Corporation operating under the brand portal of Hangame, and CJ Internet operating under the brand portal of Netmarble. These three companies comprised approximately 20% of the online casual game market in Korea in 2003. Many of our competitors have significantly greater financial, marketing and game development resources than we have.

      While the number of domestic massively multiplayer online role playing game developers in Korea may increase in the future, we expect the online game industry will consolidate into a small number of leading massively multiplayer online role playing game companies as the high cost of game development, marketing and distribution networks drives a greater number of unsuccessful massively multiplayer online role playing game providers to go out of business or be acquired.

Competition in overseas markets

      In each of the overseas markets in which Ragnarok Online is distributed, we face competition which is more intense in some markets, such as China, than others, such as Taiwan and Thailand. Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Our online game competitors in Japan include NCsoft Corporation, Square Enix, Webzen, Electronic Arts and Grigon Entertainment. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in Korea. We believe Ragnarok Online is the leading online game in Taiwan in terms of the number of peak concurrent users. Our principal competitors include NCsoft Corporation and Grigon Entertainment. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users. Currently, we consider Webzen to be our principal competitor in Thailand. There are many online game developers and distributors in China with games distributed by Shanda Interactive leading the market in terms of the number of peak concurrent users followed by Mu of Webzen and other games.

Competition from PC and console games

      We also compete against PC-based game developers that produce popular PC-packaged games, such as Electronic Arts, Vivendi Universal Games, Blizzard Entertainment, Take Two Interactive Software, and Midway Games Inc., and game console manufacturers such as Microsoft (which produces the Xbox console), Sony (which produces the PlayStation2 console) and Nintendo (which produces the Nintendo Gamecube console). In 2003, Microsoft and Sony introduced Internet-enabled video consoles and we believe that they plan to enhance their respective game platforms to provide online games in Korea and other markets. For example, in Korea, Sony Computer Entertainment Korea started distributing the PlayStation2 game consoles, equipped with a network adapter to enable online game beginning in November 2003, and Microsoft started an online game service on Xbox Live consoles beginning in October 2003. Several PC-based game developers are introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. In addition, it was reported that EA was seeking to make significant investments to enter the online game market in China.

      Competition in the online game market is and is expected to remain intense as established entertainment companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, see “Risk Factors — Risks related to our business”.

Intellectual property and proprietary rights

      Our intellectual property is an essential element of our business operations. We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.

      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. See “— Our products — Massively multiplayer online role playing games — Massively multiplayer online role playing games currently offered — Ragnarok Online” above.

      We are the registered owner of two registered software copyrights to Ragnarok Online and Arcturus, a PC-based game, each of which we have registered with the Program Deliberation and Mediation Committee of Korea. As of September 30, 2004, we owned over 32 registered domain names, including our official website and domain names registered in connection with each of the games we offer. We also had registered trademarks and trademark applications pending at patent and trademark offices in 11 countries covering seven discrete trademarks, two design patents and three analogous design patents, which are variations of the two design patents, registered with the Korea Intellectual Property Office, and registered copyrights covering 11 game characters.

Employees

      As of September 30, 2004, we had 368 full-time employees, of whom 341 were located in Korea and 27 were stationed overseas. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,
				September 30,
	2001	2002	2003	2004

Senior management	5	6	4	7
Finance	2	4	4	8
Marketing	2	15	18	27
Game development and support	27	167	225	326

Total	36	192	251	368

      We do not have a labor union and none of our employees are covered by collective bargaining agreements, except for an agreement with us and our employees, as required under Korean law, to set up procedures to formally hear complaints from our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

      As of September 30, 2004, GRAVITY Interactive LLC employed 25 employees in the United States, and RO Production Co., Ltd. employed three employees in Japan. None of the employees of GRAVITY

Interactive or RO Production are represented by a labor union or covered by a collective bargaining agreement.

      We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

      Under the Korean Labor Standard Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. In addition, we provide our registered directors with a lump sum payment upon voluntary or involuntary termination of their employment in the amount of three to five times the monthly salary of the departing registered directors at the time of termination of employment.

      Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2002, 2003 and the nine months ended September 30, 2004, was W142.9 million, W267.9 million and W370.4 million, respectively.

Facilities and subsidiaries

Korea

      Our principal executive and administrative offices are located on six floors of Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul, Korea 135-984 and six floors of an office building at 619-4 Shinsa-dong, Gangnam-gu, Seoul, Korea 135-984. We occupy 66,184 square feet of office space, 19,296 of which we own and 46,970 of which we lease from one of our joint representative directors and our largest shareholder, Mr. Jung Ryool Kim pursuant to a lease that will expire on December 31, 2005 and which is renewable for one additional year. The annual lease payment amounts to W669 million (US$581 thousand).

      We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

      The offices of GRAVITY Interactive LLC, our wholly-owned subsidiary in the United States, are located at 4505 Glencoe Ave, 2nd Floor, Marina Del Ray, California. GRAVITY Interactive occupies 5,815 square feet of office space, leased from a third party, as of September 30, 2004. The annual lease payment amounts to US$60,000. We believe that the existing facilities of GRAVITY Interactive are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Japan

      The registered offices of RO Production Co., Ltd., our wholly-owned subsidiary in Japan, are located at Shinkasumigaseki Bldg. 18F, I-Park 3-3-2 Kasumigaseki, Chiyoda-ku, Tokyo, Japan. RO Production occupies 355.3 square feet of office space, leased from a third party, as of September 30, 2004. The annual lease payment amounts to W26 million (US$23 thousand). We believe that the existing facilities of RO Production are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Insurance

      We maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We plan to purchase a directors and officers liability insurance policy at or prior to this offering.

Legal proceedings

      We are not currently involved in any material litigation and we are not subject to any pending or threatened litigation or similar proceedings which could reasonably be expected, if decided adversely to us, to have a material adverse effect on our financial condition or results of operations.

LAW AND REGULATIONS

Korea

      The Korean game industry and online game companies operating in Korea are subject to the following law and regulations:

The Sound Records, Video Products and Game Products Act.

      Report of business operation. Under this Act, a person or entity who desires to operate a game manufacturing and/or distributing business shall report its business to the Korea Amusement Machine Manufacturers Association to which the Minister of Culture and Tourism has delegated its authority to accept and monitor such reports.

      Rating regulation. A person or entity who desires to manufacture or distribute games in Korea must obtain a game rating in advance from the Korea Media Rating Board which is established under this Act. Online games are generally divided into two rating categories: “suitable for users of all ages” and “suitable for users over 18 years of age”. At the request of applicants, however, the ratings category may be classified into four categories: “suitable for users of all ages”, “suitable for users over 12 years of age”, “suitable for users over 15 years of age” and “suitable for users over 18 years of age”. Our online game, Ragnarok Online, was classified as suitable for users over 12 years of age. In addition, we received the same rating for R.O.S.E. Online.

The Telecommunications Business Act

      Report of business operation. Under this Act we are classified as a value-added communications service provider. A person who intends to run a value-added communications business shall report to the relevant Commissioner of Communications Office to which the Minister of Information and Communication, or MIC, has delegated its authority to accept and monitor such reports.

      Report of operation status. We, as a value-added communications service provider, are required to prepare and submit statistical reports regarding, among others, the current status of facilities by telecommunications service, subscription records, current status of users, etc., to the MIC upon its request. The MIC is responsible for information and telecommunications policies under this Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MIC. The MIC may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

The Act on Consumer Protection for Transactions through Electronic Commerce

      Protection of consumer information for electronic settlement services. Under this Act, we are required to take necessary measures to maintain the security of consumer information related to our electronic settlement services. We are also required to notify consumers when electronic payments are made and to indemnify consumers for damages resulting from misappropriation of consumer information by third parties.

      We believe that we have instituted appropriate safety measures to protect consumers against data misappropriation. To date, we have not experienced material disputes or claims in this area.

The Act on Promotion of Information and Communications Network Utilization and Information Protection

      Protection of personal information for users of information and communications services. Under this Act, we are permitted to gather personal information relating to our subscribers within the scope of their consents. We are, however, generally prohibited from using personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if:

•	it is necessary for the settlement of service charges,

•	the personal information is processed so that the specific individual is unidentifiable and is provided for compiling statistics, academic research or surveys, or

•	it is otherwise permitted by other law and regulations.

      We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove the absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

The Korean Civil Code and the Telecommunication Framework Act

      Protection of interests of online game users under 20 years of age. Pursuant to the Korean Civil Code, contracts entered into with persons under 20 years of age without parental consent may be invalidated. Under the Telecommunication Framework Act, the Korea Communications Commission, or KCC, a regulatory agency of the MIC, was established for, among others, deliberating issues related to fair competition and consumer protection with respect to telecommunication services and arbitrating disputes involving telecommunication service carriers and their users. As a result, telecommunication service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent.

      In November 2003, the KCC issued an order addressed to 15 major online game companies in Korea, including us, to regulate certain business practices relating to the settlement of service charges involving persons under 20 years of age. The KCC raised concerns about the ability of persons under 20 years of age to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed-line or broadband service providers. The order required online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.

      Although only a small number of our current subscribers are using the settlement options mentioned in the KCC order, we are enhancing our age verification and parental consent procedures for players using the relevant settlement options. We do not expect compliance with the KCC order to be burdensome.

The Special Tax Treatment Control Law

      Taxation. We are currently entitled to a reduced corporate income tax rate of 14.85%, which is 50% of the statutory tax rate, under this Law. This reduced tax rate applies to certain designated small- and medium-sized venture companies operating in Korea for six years. We expect to continue to enjoy this reduced tax rate until 2004. However, we do not know if we will continue to be entitled to this reduced tax rate after 2004.

Other related laws and regulations

      Even though there are no mandatory filing or reporting obligations, since online games generally consist of animation based on computer program software, the Copyright Act and the Computer Programs Protection Act also apply to online games.

Taiwan

Consumer protection

      As a result of increasing disputes between online game companies and consumers in Taiwan, the ROC Consumer Protection Commission announced its intention to promulgate certain standard provisions that must be included in a consumer contract or a model contract that online game companies are encouraged to adopt, which govern the relationship between a consumer and an online game company. In general, this model contract, once implemented and if determined to be applicable to online game companies, will impose more responsibilities and liabilities on online game companies. Deviations from this model contract may cause certain clauses to be invalidated.

Regulations of Internet content and game software

      Pursuant to the Children and Juvenile Welfare Act, it is illegal to transmit or provide children under 18 years of age with, among other things, game software, Internet, electronic signal, DVD and compact disk, that contains content which propagates violence, obscenity or similar material that may undermine the mental health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act and the Guidelines for the Classification of Internet Content, or the Guidelines, promulgated in April 2004 under this Act, Internet content shall not violate any mandatory law and, unless otherwise provided in other laws or regulations, shall be classified into four categories: “suitable for browsers of all ages”, “not suitable for children under 6 years of age”, “not suitable for children under 12 years of age; suitable for children between 12 to 18 years of age with supervision of a parent or a teacher” and “not suitable for children under 18 years of age”. The Internet content providers must classify their Internet content as one of the four categories and, if notified by the competent government authority, must take measures to restrict a minor from obtaining access to such content.

Internet café regulation

      Currently, there is no mandatory national legislation specifically covering the operation of Internet cafés. However, several municipalities and counties such as Taipei City and Taipei County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, age limit of customers and the classification of Internet content.

      The Ministry of Economic Affairs of the Executive Yuan, the ROC, has proposed draft legislation that, if implemented, would regulate all Internet Cafés located in the ROC. It is unclear, however, whether or when the draft legislation will be passed by the Congress Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

Privacy protection

      The ROC government has promulgated the Computer-Processed Personal Data Protection Act to regulate the collection processing, usage and transmission of computer-processed personal data. Generally, an Internet content provider, or ICP, will not be subject to this Act if it does not collect or process the personal data through the computer as its main business activity. However, an ICP may become liable for the loss of any data so collected.

Japan

      Online game companies in Japan are not currently subject to any government regulations targeted to the industry.

Protection of personal information.

      Effective April 1, 2005, businesses in Japan will be subject to certain statutory requirements with respect to personal information acquired during the course of its business. Pursuant to these statutory requirements, businesses must set up procedures to appropriately protect personal information from being used for any other purpose than the initial purpose.

Regulations on sound upbringing of minors

      In Japan, Internet and game software content is generally regulated at the local, rather than national, level. Many local governments have ordinances for sound upbringing of minors, which, among other things, empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution of such designated game software. In addition, the Computer Entertainment Rating Organization, or CERO, a nonprofit organization, offers rating services for home-use games, including online games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following four ratings: “suitable for users of all ages”, “suitable for users of 12 years old or older”, “suitable for users of 15 years old or older” and “suitable for users of 18 years old or older”. The rating is based on, among others, the degree of sex, violence and anti-social expressions in the game software content. Once a rating is assigned, a game software must prominently display such rating.

Thailand

      There is no specific law or regulation that directly governs online games, online game companies or the industry. The online game industry in Thailand operates under a legal regime that generally regulates vendors of Internet cafés and game shops rather than online game operators. Several of the governmental agencies in Thailand work in cooperation with one another in regulating the industry. The Thai government, principally through the ICT Ministry with the cooperation of the Interior Ministry, is making efforts to regulate the fast-growing Internet business, in particular the online game industry. Recently, the Thai government proposed measures that would affect the online game industry, including the restriction on the playing time of game users under 18 years of age to three hours per day, prohibition of gambling, lottery or game item trading via online games and mandatory Internet café registration. These measures are pending legislative approval. The Ministry of Commerce in Thailand is also responsible for regulating online businesses by requiring registration.

Registration of Internet cafés and online game operators

      There is no specific legislation that regulates online game operators, Internet cafés or online game shops. The Ministry of Commerce in Thailand, however, requires that online game operators that offer online games over websites or Internet portals to register for e-business registration and also requires Internet cafés and online game shops to register under the Commercial Registration Act. In addition, if the recent legislative proposals are adopted, Internet cafés will also be required to register with the ICT Ministry.

Regulation of business hours

      Under the Control of Business Relating to Tape Cassette and Television Material Act, computer game vendors and shops are required to obtain a license to broadcast tape cassette and television material, which includes CD-ROMS or digital videodiscs. A condition to this license restricts the business hours of game shops to generally from 10.00 a.m. to 10.00 p.m. In addition, game users under 18 years of age would be restricted from playing for more than three hours a day under the recent legislative proposals. The Registration Department of the Royal Thai Police is responsible for granting licenses in the Bangkok area. The Act is currently applicable to only offline game shops that use CD-ROMs or digital videodiscs, but the recent proposals, if adopted, would also impact online game shops by including computer game servers and hard disks as part of regulated materials under the Ministerial Regulations.

Restriction on access by children

      Under the Child Protection Act, the Royal Thai Police has the authority to set restricted hours for children at game shops to limit their time spent at such shops. Under this Act, the Royal Thai Police also prohibits any person from forcing, threatening, inducing, advocating, causing or permitting children to misbehave or engage in misconduct. In addition, under this Act, the ICT Minister requests online game operators to close access to its game server after curfew hours. Users over 18 years of age, however, are permitted password protected access to certain online game servers even during curfew hours by obtaining a password available at the post office. The ICT Minister has also implemented the “Goodnet” project, which recommends that members of the computer and Internet service provider community cooperate in restricting their business hours to prevent children under the age of 18 from entering their place of business during curfew hours.

Intellectual property

      Under the Copyright Act, online games are classified as copyrightable work in the category of computer program or software, and, therefore, automatically protected in Thailand without requiring further registration with or notification to any governmental agency. Despite the lack of mandatory registration or notification requirements, it is recommended that copyright owners of online games notify the Department of Intellectual Property, the Ministry of Commerce of their online games to ensure that their names officially and publicly appear in the listing of copyrighted computer software. The copyright owner has the exclusive right to copy, modify and publish its copyrighted work.

China

      The online game industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and various ministries and agencies under its leadership. These ministries and agencies include:

•	the Ministry of Information Industry,

•	the Ministry of Culture,

•	the State Press and Publications Administration,

•	the State Copyright Bureau,

•	the Ministry of Public Security, and

•	the Bureau of State Secrecy.

      The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

      Licenses. Online game companies are required to obtain licenses from a variety of PRC regulatory authorities.

      As an ICP business, online game companies are required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Information Industry or its local offices. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license.

      Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the Ministry of Culture.

      The State Press and Publications Administration and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet.

      Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain an approval from, the relevant telecommunications authorities.

      Regulation of Internet content. The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the

Ministry of Culture and the State Press and Publications Administration. These measure specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

      Regulation of information security. Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

      The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

      Import regulation. Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, are required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported. If a licensee imports games without that approval, the Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Furthermore, the State Copyright Bureau requires the licensee to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, a licensee cannot remit licensing fees out of China to any foreign game licensor and is not allowed to publish or reproduce the imported game software in China.

      Intellectual property rights. The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection.

      Internet café regulation. Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafés. In February 2004, the State Administration of Industry and Commerce issued a notice to suspend issuance of new Internet café licenses. It is unclear when this suspension will be lifted.

      Privacy protection. PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

      While we believe that our licensee and its local cooperation partners are in compliance with the applicable laws and regulations governing the online game industry in China, we cannot assure you that our operation of Ragnarok Online in China will not be found to be in violation of any current or future Chinese laws and regulations. Failure by our overseas licensees to comply with laws and regulations in China, including obtaining and maintaining the requisite government licenses and permits, may have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors — Risks related to our business — In many of our markets, we rely heavily on our overseas licensees to operate and distribute our games”.

United States

      The content of video game software is not subject to federal regulation in the United States. However, many video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or ESRB, an independent entity established in 1994. ESRB rates video games, websites and online games and reviews advertising by video game publishers. Video game software publishers typically include ESRB ratings and their meanings on their game software packages.

      Certain industry organizations may also require interactive entertainment software publishers to provide consumers with information on graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Several proposals have been made for federal legislation to regulate the interactive entertainment software, motion picture and recording industries, including a proposal to adopt a common rating system for interactive entertainment software, television and music containing violence or sexually explicit material, and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas (including legislation prohibiting the sale of certain “M” rated video games to minors) and by engaging in public demonstrations and media campaigns. If any groups (including international, national and local political and regulatory bodies) were to target “M” rated titles, producers of such titles might be required to significantly change or discontinue them.

MANAGEMENT

Board of directors

      Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, so long as the quorum is met by a representation of not less than one third of all issued and outstanding shares with voting rights.

      Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.

      The board of directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of such company and has the authority to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). Currently our board of directors has elected two joint representative directors, Jung Ryool Kim and Richard Hyonkook Kim. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Executive directors

      The following table sets forth the names, age, positions at our company and other positions and the election dates of our executive directors as of December 31, 2004:

Name	Age	Position	Date elected as a director

Jung Ryool Kim	50	Joint Representative Director	April 4, 2000
Richard Hyonkook Kim	40	Joint Representative Director and Chief Executive Officer	August 13, 2004
Yeon Ho Moon	52	Standing Director and Chief Operating Officer	November 28, 2002
Kwan Shik Seo	44	Standing Director and Chief Financial Officer	April 14, 2004
Sung Hee Lee	50	Non-standing Director	April 14, 2004
Eun Jong Lee	53	Non-standing Director	April 14, 2004

      Standing directors are directors who are our full-time employees and who hold executive officer positions in us. Non-standing directors are directors who are not our employees and serve in their director positions only on a part-time basis as members of the board of directors. There is no legal distinction between standing and non-standing directors under the Korean Commercial Code.

      Jung Ryool Kim is one of our founders and has served as our director since our inception in April 2000 and as one of our joint representative directors since August 2004. Mr. Kim has never served as our Chief Executive Officer. From June 1992 to February 1995 and since August 2000, Mr. Kim has been the representative director of Utak Co. Ltd., a game company in Korea. He has over 25 years of experience in the game industry and has served in many leadership positions at several Korean game industry associations, including as president of the Korea Amusement Machine Manufacturers Association, chairman of the executive committee for the Korea Amuse World Game Expo 2004, and chairman of the Korea Entertainment

System Industry Association. He is also a recipient of a number of government awards and recognitions, including awards from the Republic of Korea and Korea’s Minister of Culture and Tourism for his contributions to exporting Korean games in 2003. Mr. Kim graduated from the Teacher’s College High School of Korea University and completed the chief executive program at Yonsei University’s Graduate School of Public Administration.

      Richard Hyonkook Kim has served as our joint representative director and chief executive officer since August 2004. Prior to joining us, Mr. Kim was the head of the Hong Kong office of Dongwon Securities Co., Ltd., a Korean securities and investment company. From January 2001 to February 2003, Mr. Kim was the chief financial officer of Phantagram Interactive, a game company in Korea. From December 1998 to December 2000, Mr. Kim was the chief executive officer of Venture Source, a consulting company. For seven years prior to November 1998, Mr. Kim held various sales positions in a number of investment banks, including Merrill Lynch, Jardine Fleming Securities (now part of JPMorgan Securities) and SG Securities. Mr. Kim has over four years of experience in the game industry. Mr. Kim holds a bachelor’s degree in political science and economics from University of California, Berkeley and a juris doctor degree from Boston College Law School.

      Yeon Ho Moon has served as our chief operating officer and standing director since November 2002. Prior to joining us, Mr. Moon held a position in the planning and control division of Bokjidan, a government agency for the welfare of the Korean army, from May 1999 to November 2001. Mr. Moon holds a bachelor’s degree in public administration from Chungbuk National University and completed a graduate program in military science from Korea National Defense University.

      Kwan Shik Seo has served as our chief financial officer and standing director since April 2004. From July 2001 to February 2004, Mr. Seo served as chief financial officer to Tiger Oil Corporation, an oil importer and distributor, and Xeniss Life Science, a bio venture company. From August 1999 to February 2000, Mr. Seo served as a director at Arthur Anderson Korea, and from August 1985 to July 1999, he was employed at a Korean merchant bank. Mr. Seo holds a bachelor’s degree in business administration from Sogang University and a master’s degree in business administration from Korea Banking Institute.

      Sung Hee Lee has served as our non-standing director since April 2004. From September 1999 to April 2004, he served in various positions at the Korean Federation of Small and Medium Business, including as executive director and member of the central committee. Mr. Lee holds a bachelor’s degree in management from Korea University, a master’s degree in business from Korea University and a master’s degree in public administration from Hanyang University. Mr. Lee also completed graduate programs at Harvard Law School and Yonsei University’s Graduate School of Journalism and Media Communication.

      Eun Jong Lee has served as our non-standing director since April 2004. Prior to joining us as a non-standing director Mr. Lee worked for ten years in the marketing division of Kumho Tire Co., Inc. Mr. Lee holds a bachelor’s degree in business administration from Mokpo National University.

Executive officers

      In addition to executive directors, we also have two executive officers. The following table sets forth the names, age, positions at our company and the date appointed as an executive officer held by our executive officers as of December 31, 2004:

			Date appointed as an
Name	Age	Position	executive officer

Jong Woo Kim	37	Chief Marketing Officer	July 5, 2004
Yong Soo Lee	41	Director of Public Relations	August 16, 2004

      Jong Woo Kim has served as our Chief Marketing Officer since June 2004. From April 2003 to June 2004, Mr. Kim served as general manager at Prox Co., Ltd. From November 2002 to March 2003, Mr. Kim served as a director of MobileMediaTech, a Korean manufacturer of CDMA module and PDA phones. From March 1999 to August 2001, Mr. Kim served as a manager at SK Computer & Communication Co., Ltd., formerly Lycos Korea. Mr. Kim graduated from Myongji University with a bachelor’s degree in economics and from Sungkyunkwan University with a master’s degree in business administration.

      Yong Soo Lee has served as our Director of Public Relations since August 2004. From May 1997 to September 2003, Mr. Lee served as the head of the game production team at Kyoungin Broadcasting (i-TV). Mr. Lee graduated from Hanyang University with a bachelor’s degree in communications.

Independent directors

      Our ADSs have been approved for quotation on Nasdaq and we will be subject to the Nasdaq listing requirements applicable to non-U.S. companies. Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. We also intend to comply with the Nasdaq listing requirements regarding audit committee requirements.

      The following table sets forth the names, age, positions at our company and the election dates of our independent directors as of December 31, 2004:

Name	Age	Position	Date elected as a director

Myung Whan Suh	49	Independent director and audit committee member	December 24, 2004
David Woong-Jin Yoon	41	Independent director and audit committee member	December 24, 2004

      Myung Whan Suh was elected as our independent director at our shareholders’ meeting in December 2004. Mr. Suh is the president and chief executive officer of Cielo Systems Inc., a communication technology company, since September 2001. Mr. Suh also serves as the president of Korea Venture Forum, a non-profit organization chartered by the Korea Ministry of Commerce, Industry and Energy, since 2000. From December 1999 to July 2001, Mr. Suh served as the president and chief executive officer of GNG Networks Inc., an Internet infrastructure company. Mr. Suh holds a bachelor’s degree in law and a master’s degree in management from Seoul National University, a master’s degree in business administration from University of Chicago, and a doctor’s degree in computers and information systems from University of Rochester. Mr. Suh is a certified public accountant licensed in the State of Colorado.

      David Woong-Jin Yoon was elected as our independent director at our shareholders’ meeting in December 2004. Mr. Yoon is the president and chief executive officer of R&A Holdings Korea Co., Ltd. and R&A Holdings, LLC., companies specializing in investments in former Soviet Union countries, since January 2004. From 2002 to January 2004, Mr. Yoon served as the president and chief executive officer of Crosscert, a digital security company. From 1997 to 2002, Mr. Yoon served as a managing director of Clarion Capital, a private equity investment company. From 1994 to 1997, Mr. Yoon worked as a consultant at Boston Consulting Group, and from 1988 to 1992, he worked as a supervising senior accountant at KPMG. Mr. Yoon holds a bachelor’s degree in accounting and a master’s degree in business taxation from University of Southern California, and a master’s degree in business administration from University of Pennsylvania’s Wharton School. Mr. Yoon is a certified public accountant in the United States.

      The registered address of our directors and executive officers is Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul 135-894, Korea.

      Our next annual meeting of shareholders is currently scheduled to be held in March 2005. At this annual meeting of shareholders, in accordance with applicable Korean laws and regulations, we intend to ask our shareholders to elect two director nominees who will meet the definition of “independent directors” under Rule 4200 of the Nasdaq listing requirements. Prior to the shareholders’ meeting, we expect three of our directors who are not independent to resign from their directorship positions. As a result, following this shareholders’ meeting, we expect to have a majority of our board of directors comprised of independent directors in accordance with the Nasdaq listing requirements under Rule 4350(c).

Committees of the board of directors

      Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	the audit committee

•	the director nomination committee; and

•	the compensation committee.

Audit committee

      Under the U.S. Sarbanes-Oxley Act of 2002 and the Nasdaq listing requirements, non-U.S. issuers such as ourselves are required to comply with the Nasdaq audit committee requirements by July 31, 2005. To comply with the SEC rules and regulations and the Nasdaq listing requirements regarding the need for, and composition of, an audit committee, we established an audit committee at our extraordinary shareholders meeting in December 2004.

      Under the applicable rules of Nasdaq, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

      The audit committee currently consists of the following directors: Myung Whan Suh, David Woong-Jin Yoon and Yeon Ho Moon, two of which are independent as set forth in the Nasdaq listing requirements. We expect to replace Mr. Yeon Ho Moon with an independent director nominee at the annual general meeting of shareholders scheduled for March 2005. All of our independent directors are financially literate and have accounting or related financial management expertise. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor.

Director nomination committee

      The Director nomination committee consists of the following three directors, Myung Whan Suh, David Woong-Jin Yoon and Yeon Ho Moon, two of which are independent as set forth in the Nasdaq listing requirements. We expect to replace Mr. Yeon Ho Moon with an independent director nominee at the annual general meeting of shareholders scheduled for March 2005. This committee will be responsible for recommending and nominating candidates for our director positions and related matters. The committee is currently chaired by David Woong-Jin Yoon.

Compensation committee

      The Compensation committee consists of following three directors, Myung Whan Suh, David Woong-Jin Yoon and Yeon Ho Moon, two of which are independent as set forth in the Nasdaq listing requirements. We expect to replace Mr. Yeon Ho Moon with an independent director nominee at the annual general meeting of shareholders scheduled for March 2005. This committee will be responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by David Woong-Jin Yoon.

Executive compensation

      We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2003, the aggregate amount of compensation paid by us to all directors and executive officers and our statutory auditor was W149.5 million, and this amount excludes W50.3 million set aside or accrued to provide for retirement or similar benefits to our executive officers. We have not granted any stock options to any of our directors and executive officers or to our statutory auditor although we may do so in the future once we adopt a stock option plan. At our general meeting of shareholders held on March 26, 2004, our shareholders approved an aggregate amount of up to W700 million as compensation for our executive officers and up to W50 million as compensation for our statutory auditor for the year 2004.

      Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from three to five. As of September 30, 2004, we provided W1,003 million (US$871 thousand), being 100% of our severance liability as of such date, of which W235 million (US$204 thousand) was placed on deposit at an insurance company. Under Korean law, we are required to pay that amount to each employee as his or her employment with us terminates, unless the employee elects to receive payment at an earlier date.

      We do not maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers. We are currently evaluating purchase of such policies.

Stock option plan

      Under our articles of incorporation and the Venture Business Promotion Act, we may grant options for the purchase of our shares to certain qualified officers, employees and third parties. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management, overseas business and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any executive officer or employee who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 50% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we will deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	Stock option granted under the stock option plan will have a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the date of the grant. The stock option may be cancelled by a resolution of our board of directors if (i) the officer or employee who holds the option voluntarily resigns or is discharged from office prior to the vesting date; (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence; (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

      On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees.

      Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. The exercise price for these stock options are W80,000 per share for directors, officers and three senior employees and W70,000 per share for all other eligible employees, subject to adjustment events, including an initial public offering. After this offering, the exercise price will be adjusted, in the case of directors, officers and three senior employees, to the price per share of our common shares (or ADS equivalent) offered to the public and, in the case of all other eligible employees, to the price per share offered to the public less W10,000 per share. A total of 271,000 shares of stock options were granted, representing 4.9% of our total number of shares issued as of December 31, 2004, consisting of 36,000 shares to four directors and officers named below and 235,000 shares to a total of 290 eligible employees.

      The following table sets forth the breakdown of stock options grants made with respect to our common stock to our directors and officers, describing the positions held by such directors and officers, exercise price and the number of options as of December 31, 2004.

					Number of
		Exercise			Granted
Name and Position	Position	Price			Options

		(In Won)
Richard Hyunkook Kim	Chief Executive Officer	W	80,000	(1)	12,000
Yeon-Ho Moon	Chief Operating Officer		80,000	(1)	10,000
Kwan Shik Seo	Chief Financial Officer		80,000	(1)	8,000
Yong Soo Lee	Director of Public Relations		80,000	(1)	6,000

			Total		36,000

Note:

(1)	Subject to an adjustment in the event of an initial public offering.

     These options are vested in four equal annual installments starting from the second anniversary of the option grant date. For example, Mr. Richard Hyunkook Kim, our chief executive officer, who received stock options for a total of 12,000 shares of our common stock, will be able to exercise his options for (i) 3,000 shares from December 24, 2006, (ii) 6,000 shares from December 24, 2007, (iii) 9,000 shares from December 24, 2008, and (iv) the entire 12,000 shares from December 24, 2009, in each case, until December 24, 2010.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information known to us with respect to the beneficial ownership, as of September 30, 2004, of our common shares by our principal and selling shareholders, all of whom reside in Korea. This table assumes no exercise of the underwriters’ over-allotment option.

	Common shares		Common shares to		Common shares
	beneficially owned		be sold by the		beneficially owned
	prior to this offering		selling shareholders		after this offering(1)(2)

Name	Number	Percent	Number	Percent	Number	Percent

Five percent and greater shareholders:
Jung Ryool Kim(3)(4)(5)(6)	3,854,094	69.46%	457,423	8.24%	3,396,671	48.88%
Other selling shareholders:
Rhoceo Co., Ltd.(7)	276,800	4.99%	32,852	0.59%	243,948	3.51%
KGIF Limited Partnership(8)	150,000	2.70	17,803	0.32	132,197	1.90
LG CEO Fund(9)	77,000	1.39	9,139	0.16	67,861	0.98
NPC 02-2 KTB Venture Fund(10)	72,728	1.31	8,632	0.16	64,096	0.92
KTB Network Co., Ltd.(11)	72,728	1.31	8,632	0.16	64,096	0.92
IONE Venture Capital Co., Ltd.(12)	56,300	1.01	6,682	0.12	49,618	0.71
Dam Lee	55,000	0.99	6,528	0.12	48,472	0.70
Doo-Young Shin	55,000	0.99	6,528	0.12	48,472	0.70
Yong-Hee Park	54,000	0.97	6,409	0.12	47,591	0.68
03-14 Hanmi Venture Fund(13)	50,000	0.90	5,934	0.11	44,066	0.63
C&L Venture Fund 1(14)	39,000	0.70	4,629	0.08	34,371	0.49
LG Mercury Fund(15)	38,500	0.69	4,569	0.08	33,931	0.49
Hanmi Millennium Fund(16)	33,400	0.60	3,964	0.07	29,436	0.42
Yang-Ran Lee	20,000	0.36	2,374	0.04	17,626	0.25
Ki-Hong Jang	18,000	0.32	2,136	0.04	15,864	0.23
Namjong Ki	17,000	0.31	2,018	0.04	14,982	0.22
Hanmi Venture Fund(17)	16,600	0.30	1,970	0.04	14,630	0.21
Kiyeon Kwon	15,000	0.27	1,780	0.03	13,220	0.19
Duk-Kyoo Choi	13,000	0.23	1,543	0.03	11,457	0.16
Su-Beum Park	12,500	0.23	1,484	0.03	11,016	0.16
JEI-HOSEO INNO-BIZ Fund NO.1(18)	10,500	0.19	1,246	0.02	9,254	0.13
Yong-Chul Kim	10,500	0.19	1,246	0.02	9,254	0.13
Seoug-Young Lee	5,850	0.11	694	0.01	5,156	0.07
Myeong-Seon Kang	4,000	0.07	475	0.01	3,525	0.05
Ji-Hyeon Yoon	3,500	0.06	415	0.01	3,085	0.04
Ok-Soon Kim	2,700	0.05	320	0.01	2,380	0.03
Won Gyoo Park	2,700	0.05	320	0.01	2,380	0.03
Kyung-Soon Jang	2,000	0.04	237	0.00	1,763	0.03
Joon-Ho Lee	2,000	0.04	237	0.00	1,763	0.03
Kwan-Hoo Ra	2,000	0.04	237	0.00	1,763	0.03
Myeong-Hee Lee	2,000	0.04	237	0.00	1,763	0.03
Jae-Bong Kim	2,000	0.04	237	0.00	1,763	0.03
In-Chul Shin	1,500	0.03	178	0.00	1,322	0.02
Jang-Hee Lee	1,500	0.03	178	0.00	1,322	0.02
Sang-Woo Park	1,500	0.03	178	0.00	1,322	0.02
Young-Bok Park	1,000	0.02	119	0.00	881	0.01
Sang-Pill Kwak	1,000	0.02	119	0.00	881	0.01
Yun-Chang Lee	1,000	0.02	119	0.00	881	0.01
Mi-Kyung Jun	1,000	0.02	119	0.00	881	0.01
Sung-Ju Na	500	0.01	59	0.00	441	0.01

Total	5,055,400	91.11%	600,000	10.81%	4,455,400	64.12%

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.

(2)	Assuming no exercise of the over-allotment option of the Underwriters and the employee stock options.

(3)	Mr. Jung Ryool Kim is the founder of GRAVITY and has served as our director since our inception. Mr. Kim’s address is Sunkyung Apt. 3-1006, Daechi-dong, Gangnam-gu, Seoul, Korea.

(4)	Includes holdings by immediate family members of Mr. Jung Ryool Kim, including 282,350 common shares (5.1%) held by Ji Young Kim (his daughter), 218,820 common shares (3.9%) held by Young Joon Kim (his son) and 176,470 common shares (3.2%) held by Ji Yoon Kim (his daughter).

(5)	The percentage ownership of common shares beneficially owned by Mr. Jung Ryool Kim changed in the past three years as follows: 73.1% as of October 10, 2001, 77.5% as of January 22, 2002 and 86.2% as of March 14, 2003, in each case following the issuance of additional common shares by us, and 69.4% as of September 30, 2004 following the sale of shares to certain institutional and individual investors.

(6)	Pursuant to certain contractual arrangements between Mr. Jung Ryool Kim and certain of our shareholders, the number of common shares beneficially owned by Mr. Jung Ryool Kim may decrease by 10,000 or fewer common shares or increase by 30,000 or fewer common shares, depending upon the outcome of litigation brought by one of our shareholders requesting the confirmation of his status as our shareholder.

(7)	Mr. Myung-Sik Kim and Mr. Phil-Sang Cho each directly own 50% of Rhoceo Co., Ltd., formally known as IAMBIZ Co., Ltd.

(8)	KGIF Limited Partnership, a Malaysian entity, is managed by its general partner KGI Partners, a company incorporated under the laws of the Cayman Islands. Share ownership in KGI Partners is as follows: Korea Ministry of Information and Communication, a Korean government agency (30.0%), Military Mutual Aid Association of Korea (20.0%), KDB Capital (20.0%), STIC IT Ventures (10.0%), Korea Teachers’ Mutual Fund (10.0%) and Samsung Life Insurance (10.0%). The voting and investment power over our common shares owned by KGIF Limited Partnership is controlled and managed by KGI Partners’ investment committee and Mr. Yong-Hwan Do, who is the chief executive officer. STIC IT Ventures is 45% owned by STIC Co., Ltd. and 20.0% owned by DPC Corporation. STIC Co., Ltd. is a wholly-owned subsidiary of DPC Corporation, which is in turn 23.44% beneficially owned by Mr. Yong-Hwan Do.

(9)	LG CEO Fund is a limited partnership managed by its general partner LG Venture Investment, which controls the voting and investment power over our common shares owned by LG CEO Fund. Brian Bonchun Koo, Bonwhan Koo and Hyesun Koo are family related and directly own 22.2%, 22.2% and 8.1%, respectively, of LG Venture Investment, and together with other family members beneficially own 90.0% of LG Venture Investment on a combined basis.

(10)	NPC 02-2 KTB Venture Fund is a limited partnership. The voting and investment power over our common shares owned by NPC 02-2 KTB Venture Fund is controlled by its general partner KTB Network Co., a public company as described in footnote (11) below.

(11)	KTB Network Co. is a public company, whose largest shareholders include Mirae & Saram Corp. (15.0%), The Willbes Dominicana Inc. (3.5%), Korea M&A Corporation (0.4%) and Mr. Sung-Moon Kwon (0.4%). Korea M&A Corporation is 99.9% directly owned by Mr. Sung-Moon Kwon. The Willbes Dominicana Inc. is a wholly-owned subsidiary of Mirae & Saram Corp. Mr. Sung-Moon Kwon is the largest shareholder of Mirae & Saram Corp. through his 13.1% beneficial ownership.

(12)	IONE Venture Capital Co., Ltd. is 60.0% owned by Korea M&A Corporation, 35.5% owned by Mirae & Saram Corp. and 4.5% owned by KTB Network Co., Ltd. As a result of the shareholding structure described in footnote (11) above, Mr. Sung-Moon Kwon beneficially owns 100% of IONE Venture Capital Co., Ltd.

(13)	03-14 Hanmi Venture Fund is a limited partnership managed by its general partner Hanmi Venture Capital Corp., which controls the voting and investment power over our common shares owned by 03-14 Hanmi Venture Fund. Chosun Trading Corporation and Mr. Min-Ju Lee own 38.9% and 3.6%, respectively, of Hanmi Venture Capital. Mr. Min-Ju Lee directly owns 84.9% of Chosun Trading Corporation. As a result, Mr. Min-Ju Lee controls the voting and investment power over our common shares owned by 03-14 Hanmi Venture Fund through his 42.5% beneficial ownership through Hanmi Venture Capital Corp.

(14)	C&L Venture Fund 1 is a limited partnership managed by its general partner IONE Venture Capital Co., Ltd., which controls the voting and investment power over our common shares owned by C&L Venture Fund 1. See footnote (12) above for the beneficial ownership structure of IONE Venture Capital Co., Ltd.

(15)	LG Mercury Fund is a limited partnership managed by its general partner LG Venture Investment, which controls the voting and investment power over our common shares owned by LG Mercury Fund. See footnote (9) above for the beneficial ownership structure of LG Venture Investment.

(16)	Hanmi Millennium Fund is a limited partnership managed by its general partner Hanmi Venture Capital Corp., which controls the voting and investment power over our common shares owned by Hanmi Millennium Fund. See footnote (13) above for the beneficial ownership structure of Hanmi Venture Capital Corp.

(17)	Hanmi Venture Fund is a limited partnership managed by its general partner Hanmi Venture Capital Corp., which controls the voting and investment power over our common shares owned by Hanmi Venture Fund. See footnote (13) above for the beneficial ownership structure of Hanmi Venture Capital Corp.

(18)	JEI-HOSEO INNO-BIZ Fund NO. 1 is a limited partnership. The voting and investment power over our common shares owned by JEI-HOSEO INNO-BIZ Fund NO. 1 is controlled by its general partner Hoseo Venture Capital Investment Co., Ltd, or Hoseo. Hoseo is 25.5% owned by Hoseo Educational Institution, 25.53% owned by Ogoo Construction Co., Ltd. and 1.7% owned by Mr. Chul-Koo Kang. Ogoo Construction Co., Ltd. is 62.9% directly owned and controlled by Mr. Chul-Koo Kang.

     All of our shareholders enjoy equal voting rights based on the number of shares owned.

      As of December 31, 2004, of the total number of shares issued by the Company, approximately 97.3% were held by shareholders who are Korean residents and approximately 2.7% were held by shareholders who are non-Korean residents, none of whom were U.S. persons. None of our selling shareholders who are not natural persons are registered broker-dealers or affiliates of registered broker-dealers.

RELATED PARTY TRANSACTIONS

Relationship with Mr. Jung Ryool Kim

      We currently lease our headquarters space from Mr. Jung Ryool Kim, one of our joint representative directors and our largest shareholder, at a monthly rent of W33 million and a monthly management fee of approximately W20 million, together with a security deposit of W3.8 billion. Under customary practice in Korea, the security deposit refers to a lump-sum refundable deposit, which essentially has the economics of an interest-free loan, that the lessee gives to the lessor at the beginning of the lease term in exchange for an elimination or reduction of periodic rental payments. At the end of the lease term, the security deposit is returned to the lessee. Normally, the amount of the security deposit is significantly greater than the monthly rent and therefore is entitled to protection under Korean law in order for the lessee to secure refund of the security deposit from the lessor. In order to secure the return of the security deposit, we have obtained and registered a security interest in the leased building under Korean law. This lease was entered into on August 1, 2004 with its initial term expiring on December 31, 2005 and is renewable for one more year. We believe that the terms of this lease, including the amount of monthly rent and security deposit, are in line with market rates.

Relationship with GRAVITY Interactive LLC

      In March 2003, we provided a three-year term loan in the amount of US$210,000 to our wholly-owned subsidiary, GRAVITY Interactive LLC, at an interest rate of 8% per annum in order to fund the initial costs of our U.S. subsidiary.

      In March 2003, we sold certain servers and related equipment to GRAVITY Interactive LLC for US$110,293. In May 2003, we leased to GRAVITY Interactive LLC servers and related equipment for a monthly fee of US$1,165.66 and subsequently sold them to GRAVITY Interactive LLC at US$139,879.

      In April 2003, we entered into an agreement with GRAVITY Interactive LLC for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which GRAVITY Interactive LLC agreed to remit dividends to us based on a percentage of earnings.

Relationship with RO Production Co., Ltd. and the Animation Production Committee

      From March to June 2004, we provided a series of loans in the aggregate amount of ¥35 million, at an annual interest rate of 9%, to RO Production Co., Ltd., our then 50%-owned subsidiary in Japan, for the production and marketing of Ragnarok the Animation and working capital purposes. As of September 30, 2004, the entire amount of these loans remain outstanding. In October 2004, we obtained from GungHo Online Entertainment Inc., then the other 50% shareholder of RO Production, their ownership interest in RO Production for a purchase price of zero, making us the 100% shareholder of RO Production. GungHo Online Entertainment Inc. is our overseas licensee in Japan for the operation of Ragnarok Online.

      Under a consortium agreement effective in April 2004 between RO Production and other parties to Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, RO Production was obligated to contribute ¥117 million plus a 5% tax, amounting to ¥123 million, to the joint venture. As of September 30, 2004, the balance that remains due and outstanding was ¥41 million. As a shareholder of RO Production, we plan to fund this required contribution amount in the form of additional capital injection.

      Pursuant to an arrangement between RO Production and the joint venture, RO Production is required to remit 70% of the revenues from its animation business to the joint venture. As of September 30, 2004, the amount due and owing to the joint venture by RO Production amounted to ¥15 million. On the other hand, as of the same date, the amount of RO Production’s account receivables outstanding from the joint venture amounted to ¥8 million.

      Pursuant to an export and copyright authorization agreement, effective in April 2004, between RO Production and us, we have the exclusive license to sell Ragnarok the Animation, produced by the joint venture in which RO Production participates, to Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, Philippines, Taiwan, China and Hong Kong.

Relationship with IAMBiz Co., Ltd.

      On February 20, 2003, IAMBiz Co., Ltd., currently our 4.99% shareholder, extended a loan in the amount of W3 billion to us at an annual interest rate of 18%, which we used to satisfy our short-term liquidity. IAMBiz was not our shareholder at the time. We repaid this loan in full in 2003 and no balance is currently outstanding. In October 2003, we disposed of our sticker photo division, together with mobile phones and digital and other cameras, to IAMBiz for proceeds of W510 million. In December 2003, we also disposed of our license to a horse racing game to IAMBiz for proceeds of W20 million. IAMBiz changed its name to Rhoceo Co., Ltd. in November 2004.

Housing loans to employees

      As of September 30, 2004, we had outstanding housing loans to employees amounting to W16 million (US$14 thousand) at an annual interest rate of 9%.

DESCRIPTION OF CAPITAL STOCK

      The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related Korean law, all as currently in effect.

General

      Our total authorized share capital is 40,000,000 shares, which consists of common shares and non-voting preferred shares, each with a par value of W500 per share. Under our articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by our board of directors at the time of issuance, provided that the holders of preferred shares shall be entitled to receive dividends at a rate not lower than that determined for holders of common shares. Our articles of incorporation does not authorize us to issue any class of shares which are redeemable.

      Under our articles of incorporation, we are authorized to issue non-voting preferred shares up to 2,000,000 shares.

      As of September 30, 2004, 5,548,900 common shares were issued and outstanding. On December 25, 2003, the number of our issued and outstanding common shares increased as a result of a 10-for-1 stock split. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our articles of incorporation, we may issue additional common shares without further shareholder approval. The unissued shares remain authorized until an amendment to our articles of incorporation changes the status of the authorized shares to unauthorized shares.

Dividends

      We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares.

      We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

      Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (iii) the legal reserve to be set aside for the annual dividend. We may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

      In addition to annual dividends, under the Korean Commercial Code and our articles of incorporation, we may pay interim dividends once during each fiscal year in case we earn more retained earning as of the end of the first half of such year than the retained earning not disposed of at the time of the general shareholder meeting with respect to the immediately preceding fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year.

      The total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (i) our capital in the immediately preceding fiscal year, (ii) the aggregate amount of our capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (iii) the amount of earnings for dividend payments confirmed at the general meeting of shareholders with respect to the immediately preceding fiscal year, (iv) the amount of voluntary reserves accumulated up to the immediately preceding fiscal year for special purposes pursuant to our articles of incorporation or a resolution by our shareholders and (v) the amount of legal reserves that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting preferred shares must be the same as that for our common shares.

      We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

      Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future.

Distribution of free shares

      In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of bonus shares issued free of charge, or free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. Since our inception, we have not distributed any free shares. We have no intention to make such distribution in the near future.

Preemptive rights and issuance of additional shares

      We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

      We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	through a general public offering pursuant to a resolution of the board of directors of no more than 50% of the total number issued and outstanding shares,

•	to the members of the employee stock ownership association,

•	upon exercise of a stock option in accordance with our articles of incorporation,

•	in the form of depositary receipts of no more than 50% of the total number issued and outstanding shares,

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of no more than 50% of the total number issued and outstanding shares,

•	to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis,

•	as necessary for the inducement of technology, to certain companies under an alliance arrangement with us, or

•	by a public offering or subscribed for by the underwriters for the purpose of listing on the Stock Market Division of the Korea Exchange, or KSE, or registration with the Korea Securities Dealers Association of no more than 50% of the total number issued and outstanding shares.

      We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights lapse. Our board of directors may determine how to distribute fractional shares or shares for which preemptive rights have not been exercised.

      In the case of ADS holders, the depositary will be treated as the shareholder entitled to preemptive rights.

General meeting of shareholders

      We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary,

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares, or

•	at the request of our audit committee.

      We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meeting of shareholders.

      Our shareholders’ meetings are held in Seoul, Korea or other adjacent areas as deemed necessary.

Voting rights

      Holders of our common shares are entitled to one vote for each common share. However, common shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless the articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of common shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director. However, our shareholders have decided not to adopt cumulative voting.

      Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation,

•	removing a director,

•	effecting a capital reduction,

•	effecting any dissolution, merger or consolidation with respect to us,

•	transferring all or any significant part of our business,

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business,

•	issuing new shares at a price below the par value, or

•	any other matters for which such resolution is required under relevant law and regulations.

      In general, holders of non-voting preferred shares (other than enfranchised non-voting preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the non-voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the non-voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised non-voting preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

      Shareholders may exercise their voting rights by proxy. Under our articles of incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.

      Holders of ADSs will exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.

Rights of dissenting shareholders

      In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of shareholders and record dates

      Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

      The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual report

      At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Transfer of shares

      Except for the procedural requirements which obligate a non-citizen or non-residents of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there is no restriction on transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and the relevant laws.

      Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Korean Foreign Exchange Controls and Securities Regulations”.

      Our transfer agent is Hana Bank, located at 101-1, Euljiro 1-ga, Jung-gu, Seoul, Korea.

Acquisition of our shares

      We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

      Except for the procedural requirements which obligate a non-citizen or non-residents of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there exists no provision exists which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non-resident or non-Korean under our articles of incorporation and the applicable Korean laws.

Liquidation rights

      In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Other provisions

      Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered only in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold or (iii) that governs the change in capital that is more stringent than required by the applicable laws in Korea.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American depositary receipts

      The Bank of New York, as depositary, will execute and deliver the ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent one fourth of one common share (or a right to receive one fourth of one common share) deposited with Korea Securities Depository, as custodian for the depositary in Korea. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

      You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

      As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Korean law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided elsewhere in this prospectus under the caption “Where You Can Find More Information”.

Dividends and other distributions

How will you receive dividends and other distributions on the shares?

      The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation — Korean taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and withdrawal

How are ADSs issued?

      The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

      You may deposit common shares with the custodian for the depositary and obtain ADSs, and may surrender ADSs to the depositary and receive common shares, subject in each case to certain conditions. However, under current Korean laws and regulations, the depositary is required to obtain our prior consent for a deposit to the extent that, after giving effect to the deposit, the total number of common shares on deposit would exceed the maximum amount previously approved by us. As of the date of this prospectus, such maximum amount approved by us is the total number of common shares representing the ADSs issued in this offering. After 180 days from the date of this prospectus, we expect to approve an increase in the maximum amount to 3,552,229 shares (including common shares sold in the form of ADSs, assuming no exercise of the underwriters’ over-allotment option).

How do ADS holders cancel an ADR and obtain shares?

      You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting rights

How do you vote?

      Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

      The depositary will try, as far as practical, subject to Korean law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

      If there is a delay, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

Payment of taxes

      The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

If we:	Then:

• Change the nominal or par value of our shares

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the shares that are not distributed to you

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Fees and expenses

Persons depositing shares or ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
$.02 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services (The depositary may collect these fees at the sole discretion of the depositary, by billing the holders of ADSs for such charge or by deducting such charge from one or more cash dividends or other cash distributions.)
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes
Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Korean market (The depositary may collect these fees at the sole discretion of the depositary, by billing the holders of ADSs for such charge or by deducting such charge from one or more cash dividends or other cash distributions.)

Amendment and termination

How may the deposit agreement be amended?

      We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

      The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

      After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon surrender of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADRs

      The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

      In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for depositary actions

      Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

      The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your right to receive the shares underlying your ADRs

      You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

      The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon surrender of pre-released ADRs (even if the ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADRs to be deposited, (b) assigns all beneficial right, title and interest in such shares or ADRs to the depositary for the benefit of the owners and (c) will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE

      Our common shares are not listed on any stock exchange, including in Korea. Prior to this offering, there has not been a public market for our common shares or our ADSs, and while we have received approval to have our ADSs listed on the Nasdaq National Market, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our common shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our common shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have an aggregate of 6,948,900 common shares outstanding (based upon shares outstanding as of the date hereof, assuming no exercise of the underwriters’ over-allotment option). Of these shares, the 2,000,000 common shares underlying the ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All or a portion of the 1,552,229 common shares outstanding immediately after this offering, representing 22.34% of the total outstanding common shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option), held by existing shareholders who are not our “affiliates” as that term is defined in Rule 144 under the Securities Act, may be unrestricted and may be freely tradable without restriction under the Securities Act.

Eligibility of future sales of shares in the public market

	Shares eligible
Days after date of this prospectus	for sale	Comment

Upon completion of offering	493,500	common shares not subject to the 180-day lock-up currently held by our existing shareholders (except for common shares beneficially owned by Mr. Jung Ryool Kim who is our “affiliate” as such term is defined in Rule 144 under the Securities Act), which were acquired in an “offshore transaction” meeting the requirements of Regulation S under the Securities Act and thus are not “restricted securities” (as such terms are defined in Rule 144 under the Securities Act) and are freely tradable outside the United States pursuant to Regulation S under the Securities Act or into the United States pursuant to Section 4(1) of the Securities Act.

	Shares eligible
Days after date of this prospectus	for sale	Comment

180 days	1,058,729	common shares subject to the 180-day lock-up currently held by our existing shareholders (except for common shares beneficially owned by Mr. Jung Ryool Kim who is our “affiliate” as such term is defined in Rule 144 under the Securities Act), which were acquired in an “offshore transaction” meeting the requirements of Regulation S under the Securities Act and thus are not “restricted securities” (as such terms are defined in Rule 144 under the Securities Act) and are freely tradable outside the United States pursuant to Regulation S under the Securities Act or into the United States pursuant to Section 4(1) of the Securities Act after the expiration of the 180-day lock-up.

Thereafter	3,396,671	common shares owned by our affiliate, Mr. Jung- Ryool Kim, and that become tradeable only upon registration or pursuant to an exemption from registration, such as Rule 144 or Rule 144(k), after the expiration of the 180-day lock-up.

Lock-up agreements

      In connection with this offering, we, certain shareholders holding in the aggregate 64.12% of our outstanding common shares immediately after the offering (assuming no exercise of the underwriters’ over-allotment option), and our directors and executive officers have agreed, subject to specified exceptions, not to sell any of our common shares, ADSs or similar securities for 180 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by these shareholders or the availability of these securities for future sale will have on the market price of our ADS.

Rule 144

      The 3,396,671 common shares outstanding and held by Mr. Jung Ryool Kim immediately after this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, restricted shares may be sold outside the United States pursuant to Regulation S.

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted common shares for at least one year, including a person who may be deemed our affiliate, would be entitled to sell within any three-month period a number of the common shares that does not exceed the greater of 1% of the number of the common shares then outstanding (which will equal approximately 69,489 common shares immediately after this offering, assuming no exercise by the underwriters of their over-allotment option) or the average weekly trading volume of the common shares, as represented by the ADSs on Nasdaq during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

      Under 144(k), a person who:

•	is not deemed to have been our affiliate at any time during the three months preceding a sale,

•	beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), and

•	is not an affiliate at the time of the sale,

is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 under the Securities Act.

      In general, under Rule 701 of the Securities Act, any of our employees, directors, officers or consultants who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell these shares 90 days after the effective date of this offering in reliance on Rule 144 under the Securities Act. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 under the Securities Act without having to comply with the holding period requirements of Rule 144 under the Securities Act, and that non-affiliates may sell those shares in reliance on Rule 144 under the Securities Act without having to comply with the holding period, public information, volume limitation or notice filing requirements under Rule 144 under the Securities Act.

Stock option plans

      At December 31, 2004, options to purchase 271,000 shares of our common shares were issued and outstanding. All of these common shares will be eligible for sale in the public market from time to time, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates.

KOREAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

General

      The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Minister of Finance and Economy, or the MOFE. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

      Under the Foreign Exchange Transaction Laws, (i) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with the Korean government in connection with the issuance of ADSs

      In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

      Under current Korean law and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or applicable Korean law and the total number of our common shares on deposit with the depositary would not exceed                     .

      Furthermore, prior to making an investment of 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank (including a Korean branch of a foreign bank). Subsequent sales of such shares by foreign investors will also require a prior report to such Korean bank.

Certificates of the shares must be kept in custody with an eligible custodian

      Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the Korea Securities Depository, or KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

      A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Restrictions on ADSs and shares

      Once the report to the MOFE is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. In addition, persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

      A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and a Won account exclusively for stock investments by the foreign investor which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

      Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right. See “Description of American Depositary Shares — Dividends and other distributions”.

      Securities companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own Won and foreign currency accounts with foreign exchange banks.

TAXATION

Korean taxation

      The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or ADSs

      We will deduct Korean withholding tax from dividends paid to you (whether in cash or in shares) at a rate of 27.5% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. If we distribute to you free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution may be subject to Korean withholding taxes.

      In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. See “Description of American Depositary Shares — Payment of taxes”. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. Please see the discussion under “— Tax treaties” below for discussion on treaty benefits.

Taxation of capital gains

      In general, capital gains earned by you upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs), unless you are exempt from Korean income taxation under the applicable Korean tax treaty with your country of tax residence. Please see “— Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

      With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the KSE or the KOSDAQ and transfer is made through either the KSE or the KOSDAQ, (ii) if you have no permanent establishment in Korea and (iii) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

      With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, you will be eligible for exemptions for capital gains available under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) have not been subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea have been exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

      However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under domestic Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfers of underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs should be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on an overseas securities market that is similar to the KSE or KOSDAQ and (ii) the transfer of ADSs is made through such securities market. We believe that Nasdaq would satisfy the condition described in (i) above.

      If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the KSE or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “— Tax treaties” below for an additional explanation on claiming treaty benefits.

Tax treaties

      Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

      You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance tax and gift tax

      Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% according to the value of the relevant property and the identity of the parties involved.

      Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the common shares underlying the ADSs.

      At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities transaction tax

      If you transfer the common shares and the common shares are listed on neither the KSE nor KOSDAQ, you will be subject to securities transaction tax at the rate of 0.5%.

      With respect to transfers of ADSs, depositary receipts (which the ADSs fall under) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or Nasdaq is exempt from the securities transaction tax. In this regard, uncertainty remains as to whether the exemption is still afforded even if the actual transfer of ADSs is effected outside the New York Stock Exchange and Nasdaq, although the ADSs are listed on the New York Stock Exchange or Nasdaq.

      According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying share and receipt of depositary securities or upon the surrender of depositary securities and withdrawal of the originally deposited underlying share, but there remained uncertainties as to whether holders of ADSs other than initial holders will not be subject to securities transaction tax when they withdraw common shares upon surrendering the ADSs. However, the holding of the 2004 tax ruling referred to above seems to view the ADSs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange of ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADSs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.

      In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

U.S. federal income tax considerations

      The following summary describes certain United States federal income tax consequences of the ownership of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current United States/ Korea Income Tax Treaty, (ii) whose shares or ADSs are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the treaty. Except where noted, it deals only with shares and ADSs held as capital assets and does not deal with special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	traders in securities that elect to use the mark-to-market method of accounting for their securities;

•	persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning 10% or more of our voting stock;

•	persons liable for alternative minimum tax;

•	investors in pass-through entities; or

•	persons whose “functional currency” is not the United States dollar.

      Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. This discussion, to the extent that it states matters of law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP, our U.S. counsel.

      Persons considering the purchase, ownership or disposition of shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, the term “U.S. Holder” means a beneficial holder of a share or ADS that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust:

—	that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

—	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

      If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisors.

      The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions could also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

ADSs

      If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

Taxation of dividends

      Subject to the passive foreign investment company rules described below, the gross amount of distributions on the ADSs or shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States Holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADSs, which will be listed on Nasdaq, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

      The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Won are converted into

United States dollars. If the Won received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Won equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as ordinary income or loss.

      Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute “passive income”. Further, in certain circumstances, if you:

•	have held ADSs or shares for less than a specified minimum period during which it is not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

      Distributions of ADSs, shares or preemptive rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently such distributions will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new ADSs, shares or rights so received will be determined by allocating the your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs, shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if:

•	the fair market of the rights is less than 15 percent of the fair market value of the old ADSs or shares at the time of distribution, unless you elect to determine the basis of the old ADSs or shares and of the rights by allocating between the old ADSs or shares and the new ADSs or shares the adjusted basis of the old ADSs or shares, or

•	the rights are not exercised and thus expire.

Passive foreign investment companies

      Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, a “PFIC”, for 2005, and we do not expect to become one in the future, although there can be no assurance in this regard. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

      In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

      For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning its proportionate share of the assets and receiving its proportionate share of the other corporation’s income.

      The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in its asset or income composition. Because we have valued our goodwill based on the anticipated market value of our shares or ADSs, a decrease in the price of our shares or ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or shares, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

      If we are a PFIC for any taxable year during which you hold our ADSs or shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

      In addition, a distribution paid by us that is characterized as a dividend and is not characterized as an excess distribution would not be qualify for the reduced rates of tax applicable to individuals with respect to dividends paid before 2009. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or shares in any year in which we are classified as a PFIC.

      In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available for holders of the ADSs because the ADSs will be listed on Nasdaq which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that the ADSs will be “regularly traded”. The mark-to-market election generally will not be available for holders of our shares.

      If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your PFIC ADSs or shares at the end of the year over your adjusted tax basis in the ADSs or shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

      Your adjusted tax basis in PFIC ADSs or shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

      Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Internal Revenue Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

      You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or shares if we are considered a PFIC in any taxable year.

Taxation of capital gains

      Subject to the passive foreign investment company rules described above, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or other disposition of ADSs or shares in an amount equal to the difference between the amount realized for the ADSs or shares and your basis in the ADSs or shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of an ADS or share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

      Any Korean securities transaction tax imposed on the sale or other disposition of shares or ADSs will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Information reporting and backup withholding

      In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our ADSs or shares and the proceeds from the sale, exchange or redemption of our ADSs or shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated February 7, 2005, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of ADSs:

U.S. Underwriters	Number of ADSs

Credit Suisse First Boston LLC	4,160,000
Daewoo Securities (America) Inc.	1,280,000
CIBC World Markets Corp.	600,000
CLSA Limited	480,000

Total	6,520,000

International Underwriters	Number of ADSs

Credit Suisse First Boston (Europe) Limited	1,040,000
Daewoo Securities Co., Ltd.	320,000
CLSA Limited	120,000

Total	1,480,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      All sales of the ADSs in the United States will be made by U.S. registered brokers/dealers.

      We have granted to the underwriters a 30-day option to purchase up to 1,200,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

      The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$0.5670 per ADS. The underwriters and selling group members may allow a discount of US$0.1000 per ADS on sales to other broker/ dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses payable by us and the selling shareholders:

	Per ADS				Total

	Without		With		Without		With
	over-allotment		over-allotment		over-allotment		over-allotment

Underwriting discounts and commissions paid by us	US$	0.9450	US$	0.9450	US$	5,292,000	US$	6,426,000
Expenses payable by us		0.4117		0.3390		2,305,500		2,305,500
Underwriting discounts and commissions paid by the selling shareholders		0.9450		0.9450		2,268,000		2,268,000
Expenses payable by the selling shareholders		—		—		—		—

      The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses incurred in connection with this offering.

      The representative has informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ADSs or common shares or securities convertible into or exchangeable or exercisable for any of our ADSs or common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or common shares, whether any of these transactions are to be settled by delivery of our ADSs or common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, except grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus. However, in the event that either (i) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case, the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

      All of our directors and officers and the selling shareholders have agreed that they not will offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ADSs or common shares or securities convertible into or exchangeable or exercisable for any of our ADSs or common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or common shares, whether any of these transactions are to be settled by delivery of our ADSs or common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (i) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case, the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      Our ADSs have been approved for quotation on Nasdaq under the symbol “GRVY”.

      In connection with the listing of the ADSs on Nasdaq, the underwriters will undertake to sell round lots of 100 ADSs or more to a minimum of 400 beneficial owners of ADSs.

      Our common shares are not listed on any stock exchange, including in Korea. Prior to this offering, there has been no public market for our common shares or ADSs. The public offering price will be determined through negotiations among us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

      In the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage, in commercial banking, financial advisory and/or investment banking transactions with us and our affiliates. The address of the representative of the underwriters, Credit Suisse First Boston LLC, is 11 Madison Avenue, New York, New York 10010-3629.

Selling restrictions

General

      No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

      Each of the underwriters has represented and agreed that (i) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the ADSs, will not offer or sell any ADSs to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us.

Korea

      The ADSs or shares of common stock have not been registered under the Korean Securities and Exchange Law. Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any ADSs in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and any securities dealer to whom it sells ADSs will agree that it will not offer any ADSs, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

Japan

      Each of the underwriters has represented and agreed that it will not offer or sell any ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

      Each of the underwriters has represented and agreed that the ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and each of the underwriters has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) and any rules made thereunder.

Singapore

      This prospectus or any other offering material relating to the ADSs has not been and will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore, and the ADSs will be offered in Singapore pursuant to an exemption invoked under Section 106C and Section 106D of the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Accordingly, the ADSs may not be offered or sold, nor may this prospectus or any other offering material relating to the ADSs be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 106C of the Singapore Companies Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 106D of the Singapore Companies Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Companies Act.

NOTICE TO CANADIAN RESIDENTS

Resale restrictions

      The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of purchasers

      By purchasing ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text under “— Resale restrictions” above.

Rights of action — Ontario purchasers only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us and the selling shareholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of legal rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment

      Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

EXPENSES RELATING TO THIS OFFERING

      Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholders. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq listing fee, all amounts are estimates.

Type of expenses	Amount

Securities and Exchange Commission registration fee	US$	19,512
Nasdaq listing fee		100,000
National Association of Securities Dealers, Inc. filing fee		17,078
Printing and engraving expenses		150,000
Legal fees and expenses		1,200,000
Accounting fees and expenses		510,000
Depositary expense		—
Miscellaneous		308,910

Total	US$	2,305,500

      Expenses will be borne by us. The underwriters have agreed to pay a portion of the expenses incurred in connection with the offering. See “Underwriting”.

LEGAL MATTERS

      Certain legal matters in connection with the offered ADSs will be passed upon for us by Simpson Thacher & Bartlett LLP, our United States counsel, and by Kim & Chang, our Korean counsel. Certain legal matters with respect to the offered ADSs will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California, United States counsel for the underwriters, and by Shin & Kim, Korean counsel for the underwriters. Simpson Thacher & Bartlett LLP may rely as to all matters of Korean law on the opinion of Kim & Chang. Kim & Chang may rely as to all matters of New York and United States federal law on the opinion of Simpson Thacher & Bartlett LLP. Davis Polk & Wardwell may rely as to all matters of Korean law on the opinion of Shin & Kim. Shin & Kim may rely as to all matters of New York and United States federal law on the opinion of Davis Polk & Wardwell.

EXPERTS

      Our consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years ended December 31, 2003, and our consolidated financial statements as of September 30, 2004, and for the nine-month period ended September 30, 2003 and 2004, included in this Registration Statement, have been so included in reliance on the reports of Samil PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in accounting and auditing. The address of Samil PricewaterhouseCoopers is Kukje Center Building, 191 Hangangro 2ga, Yongsan-gu, Seoul 140-702, Korea. Samil PricewaterhouseCoopers is a member of the Korean Institute of Certified Public Accountants, and the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are organized under the law of Korea, and all of our directors and officers and the experts named herein reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have been advised by our Korean counsel, Kim & Chang, that in their opinion, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form F-1 with the SEC under the Securities Act covering the common shares represented by the ADSs offered by this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. You should refer to our registration statements and the related exhibits and schedules if you would like to find out more about us and about the ADSs and the common shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer to. Since this prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.

      You may review copies of the registration statements at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies of all or any portion of the registration statements from the public reference room, the regional offices or by calling the SEC at 1-800-SEC-0330 or by writing the SEC, upon payment of a prescribed fee. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site http://www.sec.gov.

      Upon completion of the offering, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on current reports on Form 6-K. These reports and other information can be inspected at the public reference room at the SEC and at the SEC regional offices referred to above. You can also obtain copies of the material from the public reference room, the regional offices or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

      We will furnish to The Bank of New York, as depositary for the ADSs, our annual reports, which will include a review of operations and annual audited financial statements prepared in accordance with U.S. GAAP and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request, arrange for the mailing of these documents to all holders of record of ADSs.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

GRAVITY Co., Ltd.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2003 and 2004 and the results of their operations and their cash flows for the nine-month periods ended September 30, 2003 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Samil PricewaterhouseCoopers

Seoul, Korea

December 13, 2004

GRAVITY Co., Ltd.

Consolidated Balance Sheets

September 30, 2003 and 2004

					(Note 3)
	2003		2004		2004

					(unaudited)

	(In millions of Korean Won and in
	thousands of US dollars,
	except per share data)
Assets
Current assets
Cash and cash equivalents	W	1,589	W	12,577	$10,918
Short-term financial instruments		1,000		2,050	1,780
Investments		592		4,655	4,041
Accounts receivable, net		6,356		6,325	5,490
Other current assets		2,680		2,436	2,115

Total current assets		12,217		28,043	24,344

Property and equipment, net		4,451		15,401	13,369
Leasehold and other deposits		4,388		4,206	3,651
Other non-current assets		1,810		3,426	2,974

Total assets	W	22,866	W	51,076	$44,338

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	W	1,538	W	2,588	$2,247
Deferred income		2,464		2,951	2,562
Current portion of long-term debt		2,769		1,841	1,598
Accrued interest		881		271	235
Income taxes payable		427		470	408
Other current liabilities		262		238	207

Total current liabilities		8,341		8,359	7,257

Long-term deferred income		326		408	354
Long-term debt		1,691		—	—
Accrued severance benefits		308		768	667
Leasehold deposit received		—		2,460	2,135
Other non-current liabilities		14		9	8

Total liabilities		10,680		12,004	10,421
Commitments and contingencies
Minority interest		—		—	—
Shareholders’ equity
Preferred shares, W500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at September 30, 2003 and 2004, respectively		—		—	—
Common shares, W500 par value, 38,000,000 shares authorized, and 5,548,900 shares issued and outstanding as of September 30, 2003 and 2004, respectively		2,774		2,774	2,408
Additional paid-in capital		2,132		2,132	1,851
Retained earnings		7,316		34,145	29,640
Accumulated other comprehensive income (loss)		(36)		21	18

Total shareholders’ equity		12,186		39,072	33,917

Total liabilities and shareholders’ equity	W	22,866	W	51,076	$44,338

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

For the Nine-Month Periods Ended September 30, 2003 and 2004

					(Note 3)
	2003		2004		2004

					(unaudited)

	(In millions of Korean Won and in
	thousands of US dollars,
	except per share data)
Revenues
Online games-subscription revenue	W	13,925	W	12,875	$11,176
Online games-royalties and license fees		13,342		33,057	28,695
Mobile games		35		253	220
Character merchandising, animation and other revenue		575		1,793	1,556

Total revenues		27,877		47,978	41,647
Cost of revenues		4,800		7,480	6,493

Gross profit		23,077		40,498	35,154
Operating expenses
Selling, general and administrative		7,387		10,157	8,817
Research and development		686		1,435	1,246

Operating income		15,004		28,906	25,091
Other income (expense)
Interest income		41		237	206
Interest expense		(4,616)		(3,491)	(3,030)
Foreign currency gains		184		185	161
Foreign currency losses		(191)		(492)	(427)
Others, net		26		(1)	(1)

Income before income tax expenses, minority interest, and losses from equity method investee		10,448		25,344	22,000
Income tax expenses		1,379		3,976	3,451

Income before minority interest and losses from equity method investee		9,069		21,368	18,549
Minority interest		—		17	14
Equity in loss of related joint venture		—		(156)	(135)

Net income	W	9,069	W	21,229	$18,428

Earnings per share
Basic and diluted	W	1,818	W	3,826	$3.32

Weighted average number of shares outstanding
Basic and diluted		4,990,029		5,548,900	5,548,900

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Nine-Month Periods Ended September 30, 2003 and 2004

						Retained		Accumulated
				Additional		Earnings		Other
	Common	Common		Paid-in		(Accumulated		Comprehensive
	Shares	Shares		Capital		deficit)		Income (Loss)		Total

	(In millions of Korean Won and in thousands of US dollars,
	except number of shares)
Balance at January 1, 2003	3,400,000	W	1,700	W	—	W	(1,753)	W	(210)	W	(263)
Issuance of common shares	2,148,900		1,074		2,132		—		—		3,206
Comprehensive income
Unrealized gains on available-for-sale securities	—		—		—		—		216		216
Cumulative effect of foreign currency translation	—		—		—		—		(42)		(42)
Net income	—		—		—		9,069		—		9,069

Total comprehensive income											9,243

Balance at September 30, 2003	5,548,900		2,774		2,132		7,316		(36)		12,186
Issuance of common shares	—		—		—		—		—		—
Comprehensive income
Unrealized gains on available-for-sale securities	—		—		—		—		2		2
Cumulative effect of foreign currency translation	—		—		—		—		32		32
Net income	—		—		—		5,600		—		5,600

Total comprehensive income											5,634

Balance at December 31, 2003	5,548,900		2,774		2,132		12,916		(2)		17,820
Issuance of common shares, net	—		—		—		—		—		—
Comprehensive income
Unrealized gains on available-for-sale securities	—		—		—		—		37		37
Cumulative effect of foreign currency translation	—		—		—		—		(14)		(14)
Net income	—		—		—		21,229		—		21,229

Total comprehensive income											21,252

Balance at September 30, 2004	5,548,900	W	2,774	W	2,132	W	34,145	W	21	W	39,072

					Accumulated
			Additional		Other
	Common	Common	Paid-in	Retained	Comprehensive
	Shares	Shares	Capital	Earnings	Income (Loss)	Total

	(In millions of Korean Won and in thousands of US dollars,
	except number of shares)

	(Note 3)
	(unaudited)
Balance at December 31, 2003	5,548,900	$2,408	$1,851	$11,212	$(1)	$15,470
Issuance of common shares, net	—	—	—	—	—	—
Comprehensive income
Unrealized gains on available-for-sale securities	—	—	—	—	31	31
Cumulative effect of foreign currency translation	—	—	—	—	(12)	(12)
Net income	—	—	—	18,428	—	18,428

Total comprehensive income						18,447

Balance at September 30, 2004	5,548,900	$2,408	$1,851	$29,640	$18	$33,917

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2003 and 2004

			(Note 3)
	2003	2004	2004

			(unaudited)

	(In millions of Korean Won and in
	thousands of US dollars,
	except per share data)
Cash flows from operating activities
Net income	W9,069	W21,229	$18,428
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,069	2,376	2,063
Equity in loss of related joint venture	—	156	135
Provision for accrued severance benefits	258	671	582
Deferred income taxes	(912)	(903)	(784)
Minority interest	—	17	14
Other	(10)	(54)	(46)
Changes in operating assets and liabilities
Accounts receivable	(595)	663	576
Accounts payable and accrued expenses	(188)	341	296
Accrued interest	(156)	(407)	(353)
Deferred income	1,249	309	268
Development cost	—	(48)	(42)
Other current liabilities	22	(6)	(5)
Payment of severance benefits	(114)	(245)	(212)
Other assets	(1,142)	597	518

Net cash provided by operating activities	8,550	24,696	21,438

Cash flows from investing activities
Increase in short-term financial instruments, net	(1,233)	(450)	(391)
Purchase of available-for-sale investments	(352)	(6,562)	(5,696)
Disposal of available-for-sale investments	477	2,551	2,214
Purchase of other investments	(1,000)	(1,274)	(1,106)
Purchase of property and equipment	(2,556)	(12,016)	(10,431)
Disposal of property and equipment	—	135	117
Payment of leasehold deposit	(3,292)	(293)	(254)
Proceeds from leasehold deposit	—	2,460	2,136
Others, net	(39)	(11)	(9)

Net cash used in investing activities	(7,995)	(15,460)	(13,420)

Cash flows from financing activities
Issuance of common shares, net	3,206	—	—
Repayment of capital lease liabilities	(379)	(104)	(90)
Repayment of long-term debt	(2,366)	(1,957)	(1,700)
Proceeds from increase in borrowings	16	—	—
Repayment of borrowings	(3)	(3)	(2)

Net cash provided by (used in) financing activities	474	(2,064)	(1,792)

Net increase in cash and cash equivalents	1,029	7,172	6,226
Cash and cash equivalents
Beginning of year	560	5,405	4,692

End of the nine months period	W1,589	W12,577	$10,918

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements

September 30, 2003 and 2004

1.   Description of business

      GRAVITY Co., Ltd. (“GRAVITY”), incorporated on April 4, 2000, is engaged in developing and distributing online games and other related businesses principally in the Republic of Korea and in other countries within Asia, America and Europe. GRAVITY’s principal game product, “RAGNAROK”, a multi-player online role playing game, was commercially launched in August 2002.

      GRAVITY founded GRAVITY Interactive, LLC. (“Interactive”), a wholly owned U.S.-based subsidiary, on March 14, 2003. GRAVITY acquired 50% of the voting shares of RO Production Co., Ltd., a Japanese-based subsidiary on January 20, 2004.

      GRAVITY conducts its business within one industry segment — the business of developing and distributing online game, software licensing and other related services.

2.   Significant accounting policies

Basis of presentation

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation

      The accompanying consolidated financial statements include the accounts of GRAVITY and its subsidiaries, GRAVITY Interactive, LLC. and RO Production Co., Ltd. (the “Company”). All significant intercompany transactions and balances have been eliminated during consolidation.

      The Company follows the equity method of accounting for investment in Animation Production Committee, a joint venture. The Company records its initial investment at cost and records its pro rata share of the earnings in or losses in the results of operations of the venture.

Stock split

      On November 22, 2003, GRAVITY’s shareholders approved a 10-for-1 stock split which became effective on December 25, 2003. The accompanying consolidated financial statements, including all share and per share data, have been restated as if the stock splits had occurred as of the earliest period presented.

Use of estimates

      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

      In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

Risks and Uncertainties

      The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets.

      During the nine-month periods ended September 30, 2003 and 2004, the Company generated 94%, and 94% of its revenue from the Asia region, respectively, therefore, an economic crisis in the Asia region would have a significant impact on the Company.

      During the nine-month periods ended September 30, 2003 and 2004, the Company generated a 44%, and 21%, respectively, of its total revenue from its relationship with Sunny YNK reported as online games — subscription revenue in Korea. In addition, during the nine-month periods ended September 30, 2003 and 2004, the Company generated a 40%, and 51%, respectively, of its total revenue from two of its customers, the licensees in Japan and Taiwan. The licensee in Japan generated online games — royalties and license fees and character merchandising of 20%, and 28% of the Company’s total revenues, and the licensee in Taiwan generated online games — royalties and license fees 20%, and 23% of the Company’s total revenues for the nine-month periods ended September 30, 2003 and 2004, respectively.

Start-up costs

      Start-up costs are expensed as incurred.

Revenue recognition

Online games — subscription revenue

      Prepaid online game subscriptions are deferred and recognized based upon their actual usage.

Online games — royalties and license fees

      The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments, which are currently only paid in China, are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees.

      In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute RAGNAROK for a contractual period of three years from the date RAGNAROK was first commercialized. The relationship with Sunny YNK is such that the Company acts as the primary obligor with the end-user, and in the majority of situations the end-user is not aware of the existence of Sunny YNK. The game is marketed and branded by the Company, and it takes full responsibility for any customer complaints, questions and support and is responsible for fixing any bugs that are identified. The Company develops content and maintains legal

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

ownership of the copyrights or licenses to the games. It hosts the delivery of the games on its servers and can refuse end-users from participating in game play. The Company has the right to stop providing services to support the game at any time. In accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross versus Net, the Company presents the entire revenue derived from the Sunny YNK license arrangement in its statement of operations.

Cash and cash equivalents

      Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Short-term financial instruments

      Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Available-for-sale investments

      Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income in stockholders’ equity.

Allowance for doubtful accounts

      The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis.

Property and equipment

      Property and equipment are stated at cost, less accumulated depreciation. Depreciation for equipment, furniture and fixtures, vehicles, capital lease assets and purchased software is computed using the straight-line method over the following estimated useful lives:

Building	40 years
Computer and equipment	4 years
Furniture and fixtures	4 years
Software	3 years
Vehicles	4 years
Capital lease assets	4 years

      Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the assets or the lease term, whichever is shorter.

      Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

Accounting for the impairment of long-lived assets

      Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate of future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized based on the fair value of the asset.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

Capitalized software development costs

      The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle.

      After an online game is released, the capitalized product development costs are amortized over the game’s estimated useful life which is deemed to be three years. This expense is recorded as a component of cost of revenues.

      Capitalized software development costs net of accumulated amortization at September 30, 2003 and 2004 was W261 million and W104 million, respectively, which is included in the Other non-current assets of the accompanying balance sheet. Amortization expenses for both of the nine-month periods ended September 30, 2003 and 2004 were W107 million.

      For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual game performance.

      The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

Research and development costs

      Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached.

Advertising

      The Company expenses advertising costs as incurred. Advertising expense was approximately W2,942 million and W3,360 million for the nine-month periods ended September 30, 2003 and 2004,

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

respectively. Pursuant to the terms of the agreement with Sunny YNK, once the cumulative royalty payments to Sunny YNK reached W7 billion, it is required to use 15% of future royalty payments, paid by the Company, to fund additional marketing of the RAGNAROK game. In April 2003, cumulative royalty payments to Sunny YNK reached W7 billion. After January 1, 2004, these marketing activities were performed by the Company and therefore, Sunny YNK reimbursed the Company for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations. During the nine-month periods ended September 30, 2003 and 2004, the Company received W0 million and W687 million from Sunny YNK, respectively in respect of this marketing allowance.

Accrued severance benefits

      Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date.

Foreign currency translation

      The Korean parent company and its subsidiaries use their local currencies as their functional currencies. All assets and liabilities of the foreign subsidiaries are translated into the Korean Won at the exchange rate in effect at the end of the period, and revenues and expenses are translated at average exchange rates during the period. The effects of foreign currency translation adjustments are reflected in the cumulative translation adjustment account in comprehensive income of shareholders’ equity.

Foreign currency transactions

      Net gains and losses resulting from foreign exchanges transactions are included in foreign currency gains (losses) in the statement of operations.

Income taxes

      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

      A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Fair value of financial instruments

      The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, available-for-sale investments, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

3.   Convenience Translation into United States Dollar Amounts

      The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,152.0 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on September 30, 2004. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.   Available-for-sale investments

      At September 30, 2003 and 2004, the Company has the following investments in available-for-sale securities, consisting of debt and equity securities, with a maturity of one year or less.

	2003		2004

	(In millions of
	Korean Won)
Acquisition cost	W	585	W	4,609
Gross unrealized gain		7		49
Gross unrealized loss		—		(3)

Fair Value	W	592	W	4,655

      For the nine months periods ended September 30, 2003 and 2004, net realized gains or losses on short-term investments consisted of W27 million of gross gains and W1 million of gross losses, respectively.

5.   Allowance for Accounts Receivable

      Changes in the allowance for accounts receivable for the nine-month periods ended September 30, 2003 and 2004 are as follows:

	2003		2004

	(In millions of
	Korean Won)
Balance at beginning of year	W	151	W	242
Provision for allowances		91		—
Write-offs		—		242

Balance at end of the nine months period	W	242	W	—

6.   Investment in equity method investee

      In April 2004, its subsidiary, RO Production Co., Ltd. invested W1,274 million for a 30% interest in Animation Production Committee, a joint venture. The investment was accounted for under the equity method of accounting and it is included in the Other non–current assets of the accompanying balance sheets.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

7.   Property and Equipment, Net

      Property and equipment as of September 30, 2003 and 2004 consist of the following:

	2003		2004

	(In millions of
	Korean Won)
Land	W	—	W	5,954
Building		—		2,234
Computer and equipment		3,233		5,412
Furniture and fixtures		487		615
Vehicles		192		192
Capital lease assets		603		—
Leasehold improvements		307		1,043
Software externally-purchased		1,168		4,056

		5,990		19,506
Less: accumulated depreciation		1,539		4,105

	W	4,451	W	15,401

      Depreciation expenses for the nine-month periods ended September 30, 2003 and 2004, were W962 million and W2,205 million, respectively, which includes depreciation expense of capital lease assets of W96 million and W30 million for the nine-month periods ended September 30, 2003 and 2004, respectively.

      As of September 30, 2004, the Company’s land and buildings were pledged as collateral for leasehold deposits which amounted to W2,750 million.

8.   Accrued Severance Benefits

      Changes in accrued severance benefits for the nine-month periods ended September 30, 2003 and 2004 are as follows:

	2003		2004

	(In millions of
	Korean Won)
Balance at beginning of year	W	164	W	413
Provisions for severance benefits		258		671
Severance payments		(66)		(81)

		356		1,003
Less: amounts placed on deposit at insurance company		(48)		(235)

Balance at end of the nine months period	W	308	W	768

9.   Long-term debt

      In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute RAGNAROK for a contractual period of three years from the date RAGNAROK was first commercialized. As a result of the receipt of exclusive distribution rights, Sunny YNK loaned the Company W7,000 million at the inception of

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

the agreement, which is accounted as debt in the accompanying balance sheet, in accordance with EITF No. 88-18, Sales of Future Revenues.

      As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with the amount of annual revenue generated from distribution of RAGNAROK and deduction of annual interest expense allocated using the interest rate method.

	2003		2004

	(In thousands of
	Korean Won)
Loans, representing obligations principally to Sunny YNK Inc.
Due 2005	W	4,460	W	1,841
Less: Current portion		(2,769)		(1,841)

	W	1,691	W	—

      In accordance with this agreement, during the nine-month periods ended September 30, 2003 and 2004, the Company paid W6,231 million and W5,253 million to Sunny YNK, respectively. Of these payments, W2,164 million and W1,816 million were allocated to principal, and W4,067 million and W3,437 million were allocated to interest, respectively.

10.   Commitments and Contingencies

      The Company leases certain equipment and property. The Company’s operating lease consists of a property lease expiring on December 31, 2005. Rental expense incurred under this operating lease were approximately W586 million and W711 million for the nine-month periods ended September 30, 2003 and 2004, respectively. The Company’s equipment capital lease agreement expired on March, 2004.

      Future minimum lease payments for the leases as of September 30, 2004, are as follows:

	2004		2005

	(In millions of
	Korean Won)
Operating lease	W	200	W	702

11.   Shareholders’ Equity

      As of September 30, 2004, GRAVITY is authorized to issue a total of 40 million shares with a par value of W500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, GRAVITY is authorized to issue non-voting preferred shares for up to 2 million shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares the exact rate to be determined by GRAVITY’s board of directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares.

      On March 14, 2003, GRAVITY issued 2,148,900 common shares for W1,500 per share. GRAVITY recorded total gross proceeds of W3,206 million, net of issuance costs in the amount of W17 million.

      On November 22, 2003, GRAVITY’s shareholders approved a 10-for-1 stock split which became effective on December 25, 2003. GRAVITY’s shareholders received nine additional shares for each share they

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

owned as of record date of October 27, 2003. All share data has been restated to reflect the stock splits for all periods presented.

      As of September 30, 2004, GRAVITY had a total of 5,548,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are in registered form. No non-voting preferred shares were issued or outstanding.

12.   Income Taxes

      Income tax expense for the nine-month periods ended September 30, 2003 and 2004 consist of the following:

	2003		2004

	(In millions of
	Korean Won)
Income before income taxes
Domestic	W	9,549	W	25,292
Foreign		899		52

	W	10,448	W	25,344

Current income taxes
Domestic	W	1,965	W	4,671
Foreign		325		208

		2,290		4,879

Deferred income taxes
Domestic		933		835
Foreign		(22)		68

		911		903

Total income tax expense	W	1,379	W	3,976

      The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effect W5 million is recorded directly as other comprehensive income within shareholders’ equity.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

      The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of September 30, 2003 and 2004 are as follows:

	2003		2004

	(In millions of
	Korean Won)
Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	W	607	W	506
Tax credit carryforwards for research and human resource development		—		247
Net operating loss carryforwards in Japan		—		80
Accrued expense		32		47
Accrued income		(76)		(10)
Unrealized gain and losses on securities		(1)		(6)
Other		(12)		2

		550		866
Less: Valuation allowance		—		(80)
Less: Other comprehensive income of deferred tax liability		1		6

	W	551	W	792

Non-current deferred income tax assets (liabilities)
Depreciation and amortization	W	260	W	595
Deferred income		200		309
Impairment on other investment		—		192
Provisions for severance benefits		67		107
Deferred expense		(58)		(28)
Unremitted earnings of subsidiaries		(109)		(77)
Other		—		7

		360		1,105
Less: Valuation allowance		—		—

	W	360	W	1,105

      Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook.

      In 2003, the Company generated sufficient taxable profits during the year, such that, based on its assessment of the other factors listed above, management determined that it is more likely than not that the Company will realize its deferred tax assets at September 30, 2003, accordingly, has not recorded a valuation allowance at that date.

      As of September 30, 2004, RO Production Co., Ltd., the Company’s 50% owned consolidated subsidiary in Japan, had available loss carryforwards of W295 million which expire in 2011. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and have recognized a valuation allowance of W80 million, on the full amount of the available loss carryforwards, at an effective rate expected to be incurred in Japan.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

      As of September 30, 2004, the Company also has foreign tax credit carryforwards and tax credit carryforwards for research and human resource development of W506 million and W247 million, respectively, which expire from 2005 to 2009.

      The statutory income tax rate, including tax surcharges, applicable to GRAVITY was approximately 29.7% in 2003 and 2004. The statutory income tax rate was amended to 27.5%, effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.

      Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. The Company expects the reduced rate to be effective through 2004. In the year 2005, the Company will reapply for its designation as a venture company. However it is uncertain as to whether the Company will obtain this designation. However, even if the Company ceases to enjoy the 50% reduction in corporate income tax rate in 2005, the Company will instead be entitled to a special tax exemption of 10% in corporate income tax rate for fiscal year 2005 by virtue of being a small-and medium-sized company. Accordingly, deferred income taxes as of September 30, 2004 were calculated based on the rate of 14.85%, 24.75%, and 27.50% for the amounts expected to be realized during the fiscal year 2004, 2005, 2006 and thereafter, respectively.

      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2003		2004

	(In millions of
	Korean Won)
Tax expense at Korean statutory tax rate	W	3,103	W	7,527
Income tax exemption		(1,552)		(3,763)
Tax credit carryforwards for research and human resource development		—		(247)
Foreign tax differential		233		53
Income not assessable for tax purpose		(130)		(2)
Expense not deductible for tax purpose		22		741
Change in statutory tax rate		(16)		(347)
Change in valuation allowances		(299)		80
Others		18		(66)

Total income tax expense	W	1,379	W	3,976

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

13.   Operations by Geographic Area

      Geographic information for the nine-month periods ended September 30, 2003 and 2004 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2003		2004

	(In millions of
	Korean Won)
Korea	W	12,457	W	10,702
United States		1,618		2,733
Japan		5,653		13,379
Taiwan		5,648		11,035
Thailand		1,527		3,992
China		905		2,179
Other		69		3,958

	W	27,877	W	47,978

14.   Earnings per Share

      The components of basic and diluted earnings per share are as follows:

	2003		2004

	(In millions of Korean Won, except
	numbers of common
	shares and per share amounts)
Net income available for common shareholders (A)	W	9,069	W	21,229

Weighted average outstanding shares of common shares (B)		4,990,029		5,548,900
Earnings per share
Basic and diluted (A/B)	W	1,818	W	3,826

15.   Related Party Transactions

      As of September 30, 2004, the Company provided loans to employees for housing amounting to W16 million at an annual interest rate of 9%.

      During the nine-month periods ended September 30, 2003 and 2004, there were related party transactions with a major shareholder and an equity investee as follows:

	2003		2004

	(In millions of
	Korean Won)
Purchases from related parties	W	556	W	712
Amounts due from related parties		3,800		3,949
Amounts due to related parties		—		573

      A majority of the purchase transactions have resulted from annual rental expenses paid to its major shareholder for rental of its premises.

      Most of due from balances have resulted from leasehold deposits remitted to its major shareholder. The balances are included in the leasehold and other deposits balance in the accompanying balance sheet.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

September 30, 2003 and 2004

      Due to balance represents amount of capital committed to the equity investee and accrued expenses payable to such investee. The balance is included in the accounts payable and accrued expenses balance in the accompanying balance sheet.

      The major shareholder provided guarantees up to a maximum of W300 million for the Company’s capital lease in February 2003. The capital lease agreement was completed in March, 2004 and as result guarantees were not required subsequent to this time.

      On February 20, 2003, the Company obtained a loan of W3,000 million at an annual interest rate of 18% from IAMBiz Co., Ltd. On September 30, 2003, the company fully repaid the loan to IMBiz Co., Ltd. On October 1, 2003, IAMBiz Co., Ltd. acquired 4.99% of the company’s outstanding common shares. On October 31, 2003, the Company disposed its sticker photo division, together with mobile phones and digital and other cameras to IAMBiz Co., Ltd. for proceeds of W510 million. On December 10, 2003, the Company also disposed its license to a horse racing game to IAMBiz Co., Ltd for proceeds of W20 million.

16.   Supplemental Cash Flow Information and Non-Cash Activities

	2003		2004

	(In millions of
	Korean Won)
Supplemental cash flow information
Cash paid during the nine-month periods for income taxes	W	2,072	W	4,868
Interest paid		4,772		3,898

	W	6,844	W	8,766

Supplemental non-cash activities
Increase of capital lease asset	W	603	W	—

17.   Subsequent event

      In October 25, 2004, GRAVITY acquired the remaining 50% of the voting shares of RO Production Co., Ltd. After the acquisition of the voting shares, RO Production Co., Ltd., has became a wholly-owned Japan-based subsidiary.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of

GRAVITY Co., Ltd.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiary (the “Company”) as of December 31, 2002 and 2003 and the results of their operations and their cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Samil PricewaterhouseCoopers

Seoul, Korea

October 20, 2004

GRAVITY Co., Ltd.

Consolidated Balance Sheets

December 31, 2002 and 2003

					(Note 3)
	2002		2003		2003

					(unaudited)

	(In millions of Korean Won and in
	thousands of US dollars,
	except per share data)
Assets
Current assets
Cash and cash equivalents	W	560	W	5,405	US$	4,692
Short-term financial instruments		—		1,600		1,389
Accounts receivable, net		5,852		6,988		6,066
Other current assets		1,013		3,311		2,874

Total current assets		7,425		17,304		15,021

Property and equipment, net		2,254		5,694		4,943
Leasehold and other deposits		1,095		3,913		3,397
Other non-current assets		735		1,854		1,609

Total assets	W	11,509	W	28,765	US$	24,970

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	W	1,981	W	2,432	US$	2,110
Deferred income		1,056		2,671		2,319
Current portion of long-term debt		3,382		2,633		2,286
Accrued interest		1,037		678		589
Other current liabilities		221		637		553

Total current liabilities		7,677		9,051		7,857

Long-term deferred income		486		380		330
Long-term debt		3,445		1,164		1,010
Other non-current liabilities		164		350		303

Total liabilities		11,772		10,945		9,500

Commitments and contingencies
Shareholders’ equity
Preferred shares, W500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2002 and 2003
Common shares, W500 par value, 38,000,000 shares authorized, and 3,400,000 and 5,548,900 shares issued and outstanding at December 31, 2002 and 2003, respectively		1,700		2,774		2,408
Additional paid-in capital		—		2,132		1,851
Retained earnings (accumulated deficit)		(1,753)		12,916		11,212
Accumulated other comprehensive loss		(210)		(2)		(1)

Total shareholders’ equity		(263)		17,820		15,470

Total liabilities and shareholders’ equity	W	11,509	W	28,765	US$	24,970

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

For the Years Ended December 31, 2001, 2002 and 2003

							(Note 3)
	2001		2002		2003		2003

							(unaudited)

	(In millions of Korean Won and in thousands of US dollars,
	except per share data)
Revenues
Online games-subscription revenue	W	—	W	7,310	W	18,560	US$	16,111
Online games-royalties and license fees		—		2,079		22,804		19,795
Mobile games		—		—		43		37
Character merchandising, animation and other revenue		167		427		1,024		889

Total revenues		167		9,816		42,431		36,832
Cost of revenues		—		1,735		6,866		5,960

Gross profit		167		8,081		35,565		30,872
Operating expenses
Selling, general and administrative		354		4,956		11,115		9,648
Research and development		718		815		1,597		1,386

Operating income (loss)		(905)		2,310		22,853		19,838
Other income (expense)
Interest income		1		84		94		82
Interest expense		(4)		(2,480)		(5,947)		(5,162)
Foreign currency gains		—		75		418		363
Foreign currency losses		—		(17)		(240)		(208)
Others, net		—		(1)		26		22

Income (loss) before income tax expenses		(908)		(29)		17,204		14,935
Income tax expenses		—		467		2,535		2,201

Net income (loss)	W	(908)	W	(496)	W	14,669	US$	12,734

Earnings (loss) per share
Basic and diluted	W	(492)	W	(148)	W	2,859	US$	2.48

Weighted average number of shares outstanding
Basic and diluted		1,846,575		3,355,616		5,130,895		5,130,895

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2001, 2002 and 2003

						Retained		Accumulated
				Additional		Earnings		Other
	Common	Common		Paid-in		(Accumulated		Comprehensive
	Shares	Shares		Capital		deficit)		Income (Loss)		Total

	(In millions of Korean Won and in thousands of US dollars,
	except number of shares)
Balance at January 1, 2001	1,000,000	W	500	W	—	W	(349)	W	—	W	151
Issuance of common shares	1,800,000		900		—		—		—		900
Comprehensive income (loss)
Net income (loss)	—		—		—		(908)		—		(908)

Total comprehensive income (loss)											(908)

Balance at December 31, 2001	2,800,000		1,400		—		(1,257)		—		143
Issuance of common shares	600,000		300		—		—		—		300
Comprehensive income (loss)
Unrealized losses on available-for-sale securities	—		—		—		—		(210)		(210)
Net income	—		—		—		(496)		—		(496)

Total comprehensive income (loss)											(706)

Balance at December 31, 2002	3,400,000		1,700		—		(1,753)		(210)		(263)
Issuance of common shares, net	2,148,900		1,074		2,132		—		—		3,206
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		218		218
Cumulative effect of foreign currency translation	—		—		—		—		(10)		(10)
Net income	—		—		—		14,669		—		14,669

Total comprehensive income (loss)											14,877

Balance at December 31, 2003	5,548,900	W	2,774	W	2,132	W	12,916	W	(2)	W	17,820

						Retained		Accumulated
				Additional		Earnings		Other
	Common	Common		Paid-in		(Accumulated		Comprehensive
	Shares	Shares		Capital		deficit)		Income (Loss)		Total

	(In millions of Korean Won and in thousands of US dollars,
	except number of shares)

	(Note 3)
	(unaudited)
Balance at December 31, 2002	3,400,000	US$	1,476	US$	—	US$	(1,522)	US$	(176)	US$	(191)
Issuance of common shares, net	2,148,900		932		1,851		—		—		2,752
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		183		183
Cumulative effect of foreign currency translation	—		—		—		—		(8)		(8)
Net income	—		—		—		12,734		—		12,734

Total comprehensive income (loss)											12,909

Balance at December 31, 2003	5,548,900	US$	2,408	US$	1,851	US$	11,212	US$	(1)	US$	15,470

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2002 and 2003

							(Note 3)
	2001		2002		2003		2003

							(unaudited)

	(In millions of Korean Won and in thousands of
	US dollars, except per share data)
Cash flows from operating activities
Net income (loss)	W	(908)	W	(496)	W	14,669	US$	12,734
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		52		594		1,638		1,422
Provision for accrued severance benefits		27		140		363		315
Impairment loss on other investment		—		—		777		674
Loss (gain) on disposal of property and equipment		—		200		(76)		(66)
Deferred income taxes		—		—		(994)		(863)
Other		—		18		22		20
Changes in operating assets and liabilities
Accounts receivable		33		(6,002)		(1,228)		(1,066)
Accounts payable and accrued expenses		31		2,048		485		421
Accrued interest		—		1,037		(358)		(311)
Development cost		—		(427)		(44)		(38)
Deferred income		2,250		(1,159)		1,509		1,310
Other current liabilities		—		220		303		263
Payment of severance benefits		(3)		(15)		(185)		(160)
Other assets		(560)		(472)		(1,164)		(1,011)

Net cash provided by operating activities		922		(4,314)		15,717		13,644

Cash flows from investing activities
Increase in short-term financial instruments		—		—		(2,200)		(1,910)
Purchase of investment		—		(58)		(1,897)		(1,647)
Disposal of investment		—		—		704		611
Purchase of property and equipment		(485)		(2,898)		(4,749)		(4,124)
Disposal of property and equipment		—		381		510		443
Repayment of leasehold deposit		46		—		710		616
Payment of leasehold deposit		(150)		(945)		(3,527)		(3,062)
Others, net		—		—		(115)		(97)

Net cash used in investing activities		(589)		(3,520)		(10,564)		(9,170)

Cash flows from financing activities
Issuance of common shares, net		900		300		3,206		2,783
Increase of long-term debt		—		7,500		—		—
Repayment of capital lease liabilities		—		—		(500)		(434)
Proceeds from increase in borrowings		550		2,200		4,015		3,485
Repayment of long-term debt		—		(673)		(3,029)		(2,630)
Repayment of borrowings		(2)		(2,753)		(4,000)		(3,472)

Net cash provided by (used in) financing activities		1,448		6,574		(308)		(268)

Net increase (decrease) in cash and cash equivalents		1,781		(1,260)		4,845		4,206
Cash and cash equivalents
Beginning of year		39		1,820		560		486

End of year	W	1,820	W	560	W	5,405	US$	4,692

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2002 and 2003

1.   Description of Business

      GRAVITY Co., Ltd. (“GRAVITY”), incorporated on April 4, 2000, is engaged in developing and distributing online games and other related businesses principally in the Republic of Korea and in other countries within Asia, America and Europe. GRAVITY’s principal game product, “RAGNAROK”, a multi-player online role playing game, was commercially launched in August 2002.

      GRAVITY founded GRAVITY Interactive, LLC. (“Interactive”), a wholly owned U.S.-based subsidiary, on March 14, 2003.

      GRAVITY conducts its business within one industry segment — the business of developing and distributing online game, software licensing and other related services.

2.   Significant Accounting Policies

Basis of presentation

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation

      The accompanying consolidated financial statements include the accounts of GRAVITY and its subsidiary, GRAVITY Interactive, LLC. (the “Company”). All significant intercompany transactions and balances have been eliminated during consolidation.

Stock split

      On November 22, 2003, GRAVITY’s shareholders approved a 10-for-1 stock split, which became effective on December 25, 2003. The accompanying consolidated financial statements, including all share and per share data, have been restated as if the stock split had occurred as of the earliest period presented.

Use of estimates

      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

      In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Risks and uncertainties

      The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets.

      During the years ended December 31, 2001, 2002, and 2003, the Company generated 100%, 99% and 95% of its revenue from the Asia region, respectively, therefore, an economic crisis in the Asia region would have a significant impact on the Company.

      During the years ended December 31, 2001, 2002, and 2003, the Company generated a 0%, 73% and 38%, respectively, of its total revenue from its relationship with Sunny YNK reported as online games subscription revenue in Korea. In addition, during the years ended December 31, 2001, 2002, and 2003, the Company generated a 0%, 24% and 43%, respectively, of its total revenue from two of its customers, the licensees in Japan and Taiwan. The licensee in Japan generated online games – royalties and license fees and character merchandising of 0%, 11% and 23% of the Company’s total revenues, and the licensee in Taiwan generated online games — royalties and license fees 0%, 13% and 20% of the Company’s total revenues for the years ended December 31, 2001, 2002 and 2003, respectively.

Start-up costs

      Start-up costs are expensed as incurred.

Revenue recognition

Online games — subscription revenue

      Prepaid online game subscriptions are deferred and recognized based upon their actual usage.

Online games — royalties and license fees

      The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments, which are currently only paid in China, are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees.

      In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute RAGNAROK for a contractual period of three years from the date RAGNAROK was first commercialized. The relationship with Sunny YNK is such that the Company acts as the primary obligor with the end-user, and in the majority of situations the end-user is not aware of the existence of Sunny YNK. The game is marketed and branded by the Company, and it takes full responsibility for any customer complaints, questions and support and is responsible for fixing any bugs that are identified. The Company develops content and maintains legal ownership of the copyrights or licenses to the games. It hosts the delivery of the games on its servers and can refuse end-users from participating in game play. The Company has the right to stop providing services to support the game at any time. In accordance with Emerging Issues Task Force (“EITF”) No. 99-19,

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Reporting Revenue Gross versus Net, the Company presents the entire revenue derived from the Sunny YNK license arrangement in its statement of operations.

Cash and cash equivalents

      Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Short-term financial instruments

      Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Allowance for doubtful accounts

      The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis. Since inception, the Company has not written off any accounts receivable.

Property and equipment

      Property and equipment are stated at cost, less accumulated depreciation. Depreciation for equipment, furniture and fixtures, vehicles, capital lease assets and purchased software is computed using the straight-line method over the following estimated useful lives:

Computer and equipment	4 years
Furniture and fixtures	4 years
Software	3 years
Vehicles	4 years
Capital lease assets	4 years

      Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the assets or the lease term, whichever is shorter.

      Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

Accounting for the impairment of long-lived assets

      Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate of future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized based on the fair value of the asset.

Capitalized software development costs

      The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle.

      After an online game is released, the capitalized product development costs are amortized over the game’s estimated useful life which is deemed to be three years. This expense is recorded as a component of cost of revenues.

      Capitalized software development costs net of accumulated amortization at December 31, 2002 and 2003 was W367 million and W215 million, respectively, which is included in the other non-current assets of the accompanying balance sheet. Amortization expense for fiscal years ended December 31, 2001, 2002 and 2003 was Wnil, W59 million, and W152 million, respectively.

      For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual game performance.

      The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

Research and development costs

      Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached.

Advertising

      The Company expenses advertising costs as incurred. Advertising expense was approximately W131 million, W1,435 million and W4,285 million for the years ended December 31, 2001, 2002 and 2003, respectively. Pursuant to the terms of the agreement with Sunny YNK, once the cumulative royalty payments to Sunny YNK reached W7 billion, it is required to use 15% of future royalty payments, paid by the Company, to fund additional marketing of the RAGNAROK game. In April 2003, cumulative royalty payments to Sunny YNK reached W7 billion. After January 1, 2004, these marketing activities were performed by the Company and therefore, Sunny YNK reimbursed the Company for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

Accrued severance benefits

      Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date.

Foreign currency translation

      The Korean parent company and its subsidiary use their local currencies as their functional currencies. All assets and liabilities of the foreign subsidiary is translated into the Korean Won at the exchange rate in effect at the end of the period, and revenues and expenses are translated at average exchange rates during the period. The effects of foreign currency translation adjustments are reflected in the cumulative translation adjustment account in comprehensive income of shareholders’ equity.

Foreign currency transactions

      Net gains and losses resulting from foreign exchanges transactions are included in foreign currency gains (losses) in the statement of operations.

Income taxes

      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

      A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Fair value of financial instruments

      The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

Recent accounting pronouncements

      In December 2003, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition. SAB No. 104 supercedes SAB No. 101, Revenue Recognition in Financial Statements. The primary purpose of SAB No. 104 is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, superceded as a result of the issuance of Emerging Issues Task Force (“EITF”) 00-21. Additionally, SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the “FAQ”) issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

the issuance of SAB No. 104. The issuance of SAB No. 104 did not have a material impact on the Company’s financial position, results of operations or cash flows.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the Company in the first quarter of 2004. The Company does not expect the adoption of SFAS No. 150 to have a significant impact on the Company’s future results of operations or financial condition.

3.   Convenience Translation into United States Dollar Amounts

      The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,152.0 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on September 30, 2004. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.   Allowance for Accounts Receivable

      Changes in the allowance for accounts receivable for the years ended December 31, 2001, 2002 and 2003, are as follows:

	2001		2002		2003

	(In millions of Korean Won)
Balance at beginning of year	W	—	W	—	W	151
Provision for allowances		—		151		91
Write-offs		—		—		—

Balance at end of year	W	—	W	151	W	242

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

5.   Property and Equipment, Net

      Property and equipment as of December 31, 2002 and 2003 consist of the following:

	2002		2003

	(In millions of
	Korean Won)
Computer and equipment	W	1,846	W	3,295
Furniture and fixtures		219		557
Vehicles		60		194
Capital lease assets		—		603
Leasehold improvements		—		975
Software externally-purchased		706		2,026

		2,831		7,650
Less: accumulated depreciation		577		1,956

	W	2,254	W	5,694

      Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were W52 million, W535 million and W1,480 million, respectively, which includes depreciation expense of capital lease assets of W134 million for the year ended December 31, 2003.

6.   Accrued Severance Benefits

      Changes in accrued severance benefits for years ended December 31, 2001, 2002 and 2003 are as follows:

	2001		2002		2003

	(In millions of Korean Won)
Balance at beginning of year	W	15	W	39	W	164
Provisions for severance benefits		27		140		363
Severance payments		(3)		(15)		(114)

		39		164		413
Less: amounts placed on deposit at insurance company		—		—		(71)

Balance at end of year	W	39	W	164	W	342

7.   Long term debt

      In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute RAGNAROK for a contractual period of three years from the date RAGNAROK was first commercialized. As a result of the receipt of exclusive distribution rights, Sunny YNK loaned the Company W7,000 million at the inception of the agreement, which it is accounted as debt in the accompanying balance sheet, in accordance with EITF No. 88-18, Sales of Future Revenues.

      As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with amount of annual revenue generated from distribution of RAGNAROK and deduction of annual interest expense using the interest rate method.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

	2002		2003

	(In thousands of Korean
	Won)
Loans, representing obligations principally to Sunny YNK Inc.
Due 2005	W	6,827	W	3,797
Less: Current portion		(3,382)		(2,633)

	W	3,445	W	1,164

      In accordance with this agreement, during the years ended December 31, 2001, 2002 and 2003, the Company paid W0, W1,757 million and W7,923 million to Sunny YNK, respectively. Of these payments, W0, W595 million and W2,749 million were allocated to principal, and W0, W1,162 million and W5,174 million were allocated to interest, respectively.

8.   Commitments and Contingencies

      The Company leases certain equipment and property. The Company’s operating lease consists of a property lease expiring on December 31, 2005. Rental expense incurred under this operating lease were approximately W55 million, W346 million and W769 million for the years ended December 31, 2001, 2002 and 2003, respectively. The Company’s capital lease consists of an equipment lease which will be transferred to the Company at the end of the lease term.

      Future minimum lease payments for the leases as of December 31, 2003, are as follows:

	2004		2005		2006

	(In millions of Korean Won)
Operating lease	W	873	W	689	W	—
Capital lease		103		—		—

	W	976	W	689	W	—

      The Company has entered into a contractual agreement with Trigger Soft Corporation for the development of an online game, as well as for the exclusive domestic and international distribution rights. Under this agreement, as of December 31, 2003, the Company has a remaining contractual commitment of W500 million, which is included in the accounts payable of the accompanying balance sheet.

9.   Shareholders’ Equity

      As of December 31, 2003, GRAVITY is authorized to issue a total of 40 million shares with a par value of W500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, GRAVITY is authorized to issue non-voting preferred shares for up to 2 million shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares the exact rate to be determined by GRAVITY’s board of directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividends at a rate not lower than that determined for holders of common shares.

      On April 4, 2000, GRAVITY issued 1,000,000 common shares for W500 per share. GRAVITY recorded total gross proceeds of W500 million.

      On January 18, 2001 and October 11, 2001, GRAVITY issued 600,000 and 1,200,000 common shares for W500 per share. GRAVITY recorded total gross proceeds of W300 million and W600 million, respectively.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      On January 27, 2002, GRAVITY issued 600,000 common shares for W500 per share. GRAVITY recorded total gross proceeds of W300 million.

      On March 14, 2003, GRAVITY issued 2,148,900 common shares for W1,500 per share. GRAVITY recorded total gross proceeds of W3,206 million, net of issuance costs in the amount of W17 million.

      On November 22, 2003, GRAVITY’s shareholders approved a 10-for-1 stock split, which became effective on December 25, 2003. GRAVITY’s shareholders received nine additional shares for each share they owned as of record date of October 27, 2003. All share data has been restated to reflect the stock splits for all periods presented.

      As of December 31, 2003, GRAVITY had a total of 5,548,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are in registered form. No non-voting preferred shares were issued or outstanding.

10.   Income Taxes

      Income tax expense for the years ended December 31, 2001, 2002 and 2003 consist of the following:

	2001		2002		2003

	(In millions of Korean Won)
Income (loss) before income taxes
Domestic	W	(908)	W	(29)	W	16,146
Foreign		—		—		1,058

		(908)		(29)		17,204

Current income taxes
Domestic		—		467		3,235
Foreign		—		—		294

		—		467		3,529

Deferred income taxes
Domestic		—		—		1,127
Foreign		—		—		(133)

		—		—		994

Total income tax expense	W	—	W	467	W	2,535

      The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effect W30 million is recorded directly as other comprehensive income within shareholders’ equity.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2002 and 2003 are as follows:

	2002		2003

	(In millions of
	Korean Won)
Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	W	—	W	528
Net operating loss carryforwards		105		—
Accrued expense		75		64
Accrued income		(158)		(31)
Deferred expense		(6)		(58)
Unrealized gain and losses on securities		31		(1)
Other		—		1

		47		503
Less: Valuation allowance		(47)		—
Less: Other comprehensive income of deferred tax liability		—		1

	W	—	W	504

Non-current deferred income tax assets (liabilities)
Depreciation and amortization	W	182	W	190
Deferred income		134		163
Impairment on other investment		—		192
Provisions for severance benefits		29		55
Deferred expense		(62)		(46)
Unremitted earnings of subsidiary		—		(74)
Other		—		10

		283		490
Less: Valuation allowance		(283)		—

	W	—	W	490

      Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook.

      Based on the Company’s historical book and tax losses, management determined that it was more likely than not, that the Company would not realize its deferred tax assets at December 31, 2001 and 2002, and recorded valuation allowances of W210 million and W291 million, respectively. However, in 2003, the Company generated sufficient taxable profits during the year, such that, based on its assessment of the other factors listed above, management determined that it is more likely than not that the Company will realize its deferred tax assets at December 31, 2003, and, accordingly, has not recorded a valuation allowance at that date.

      The Company had available loss carryforwards of W707 million at December 31, 2002, which were fully realized in 2003. As of December 31, 2003, the Company also has foreign tax credit carryforwards of W528 million, which expire from 2004 to 2008.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

      The statutory income tax rate, including tax surcharges, applicable to GRAVITY was approximately 30.8% in 2001 and 29.7% in 2002 and 2003. The statutory income tax rate was amended to 27.5%, effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.

      Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. The Company expects the reduced rate to be effective through 2004. In the year 2005, the Company will reapply for its designation as a venture company. However it is uncertain as to whether the Company will obtain this designation. However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2005, we will instead be entitled to a special tax exemption of 10% in corporate income tax rate for the fiscal year 2005 by virtue of being a small- and medium-sized company. Accordingly, deferred income taxes as of December 31, 2003 were calculated based on the rate of 14.85%, 24.75% and 27.5% for the amounts expected to be realized during fiscal year the 2004, 2005, 2006 and thereafter, respectively.

      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2001		2002		2003

	(In millions of Korean Won)
Tax expense (benefit) at Korean statutory tax rate	W	(280)	W	(8)	W	5,110
Income tax exemption		140		4		(2,555)
Foreign tax differential		—		—		274
Income not assessable for tax purpose		—		(40)		(1)
Expense not deductible for tax purpose		2		431		185
Change in statutory tax rate		(11)		(18)		(110)
Change in valuation allowances		151		89		(299)
Others		(2)		9		(69)

Total income tax expense	W	—	W	467	W	2,535

11. Operations by Geographic Area

      Geographic information for the years ended December 31, 2001, 2002 and 2003 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2001		2002		2003

	(In millions of Korean Won)
Korea	W	167	W	7,304	W	16,475
United States		—		137		2,374
Japan		—		1,121		9,658
Taiwan		—		1,253		8,632
Thailand		—		—		2,610
China		—		—		1,800
Other		—		1		882

	W	167	W	9,816	W	42,431

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2002 and 2003

12. Earnings per Share

      The components of basic and diluted earnings per share are as follows:

	2001		2002		2003

	(In millions of Korean Won, except numbers
	of common shares and per share amounts)
Net income available for common shareholders (A)	W	(908)	W	(496)	W	14,669

Weighted average outstanding shares of common shares (B)		1,846,575		3,355,616		5,130,895
Earnings per share Basic and diluted (A/B)	W	(492)	W	(148)	W	2,859

13. Related Party Transactions

      As of December 31, 2003, the Company provided non-interest bearing loans to employees for housing amounting to W36 million.

      During the years ended December 31, 2001, 2002 and 2003 there were related party transactions with a major shareholder as follows:

	2001		2002		2003

	(In millions of Korean Won)
Purchases from related party	W	37	W	346	W	721
Amounts due from related party		150		900		3,800

      The purchase transactions have resulted from annual rental expenses paid to its major shareholder for rental of its premises.

      Due from balances have resulted from leasehold deposits remitted to its major shareholder. The balances are included in the leasehold and other deposits balance in the accompanying balance sheet.

      The major shareholder has provided guarantees up to a maximum of W300 million for the Company’s capital lease.

      On February 20, 2003, the Company obtained a loan of W3,000 million at an annual interest rate of 18% from IAMBiz Co., Ltd. On September 30, 2003, the company fully repaid the loan to IAMBiz Co., Ltd. On October 1, 2003, IAMBiz Co., Ltd. acquired 4.99% of the company’s outstanding common shares. On October 31, 2003, the Company disposed its sticker photo division, together with mobile phones and digital and other cameras to IAMBiz Co., Ltd for proceeds of W510 million. On December 10, 2003, the Company also disposed its license to a horse racing game to IAMBiz Co., Ltd for proceeds of W20 million.

14. Supplemental Cash Flow Information and Non-Cash Activities

	2001		2002		2003

	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	W	—	W	467	W	3,343
Interest paid		4		1,443		6,306

	W	4	W	1,910	W	9,649

Supplemental non-cash activities
Increase of capital lease asset	W	—	W	—	W	603
Increase of available-for-sale securities	W	—	W	450	W	—